  As filed with the Securities and Exchange Commission on June 16, 2000

                                                Registration No. 333-35316
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ----------------

                             AMENDMENT NO. 1
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                               ----------------
                              DURECT CORPORATION
            (Exact Name of Registrant as Specified in Its Charter)
        Delaware                     2834                    94-3297098
                               (Primary Standard          (I.R.S. Employer
     (State or Other              Industrial           Identification Number)
     Jurisdiction of          Classification Code
    Incorporation or                Number)
      Organization)            ----------------
                                10240 Bubb Road
                              Cupertino, CA 95014
                                (408) 777-1417
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ----------------
                                James E. Brown
                            Chief Executive Officer
                              DURECT Corporation
                                10240 Bubb Road
                              Cupertino, CA 95014
                                (408) 777-1417
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ----------------
                                  Copies to:
            Mark B. Weeks                           Gregory M. Gallo
           Stephen B. Thau                           Joe C. Sorenson
         Ughetta T. Manzone                           Sally J. Rau
          Venture Law Group                        Bradley J. Gersich
     A Professional Corporation             Gray Cary Ware & Freidenrich LLP
         2800 Sand Hill Road                       400 Hamilton Avenue
        Menlo Park, CA 94025                       Palo Alto, CA 94301

                               ----------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
                               ----------------
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               ----------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                  Proposed
           Title of Each Class of             Maximum Aggregate    Amount of
         Securities to be Registered          Offering Price(1) Registration Fee
--------------------------------------------------------------------------------
Common Stock, par value $0.0001.............    $115,000,000       $30,360(2)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rules 457(a) and 457(o) under the Securities Act.

(2) Previously paid.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)

Issued June 16, 2000             [    ] Shares

                          [LOGO OF DURECT CORPORATION]
                               DURECT Corporation
                                  COMMON STOCK

                                  -----------

DURECT Corporation is offering              shares of its common stock. This is
our initial public offering and no public market exists for our shares. We
anticipate that the initial public offering price will be between $        and
$       per share.

                                  -----------

We have applied to list our common stock for quotation on the Nasdaq National Market under the symbol "DRRX."

                                  -----------

Investing in our common stock involves risks. See "Risk Factors" beginning on page 5.

                                  -----------

                              PRICE $      A SHARE

                                  -----------

                                                Price  Underwriting
                                                  to   Discounts and Proceeds to
                                                Public  Commissions    DURECT
                                                ------ ------------- -----------
Per Share .....................................  $          $            $
Total ......................................... $          $            $

DURECT has granted the underwriters the right to purchase up to an additional shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock
to purchasers on            , 2000.

                                  -----------

MORGAN STANLEY DEAN WITTER
            CHASE H&Q
                                                              CIBC WORLD MARKETS

     , 2000

                                [COLOR ARTWORK]

Upper left hand corner: Text "Targeted drug delivery for chronic disease therapy."

Left side of page: The following images and words are presented from top to bottom: (1) An image of a hand holding a test tube with the words "Formulation Chemistry" superimposed; and (2) an image of engineering diagrams with the word "Engineering" superimposed. An arrow in the center of the page points to the right.

Center of page: Two images of the DUROS drug delivery system, one above the other. The top image is a schematic diagram and identifies the following parts: semipermeable membrane, osmotic agent, piston, drug resevoir, proprietary drug formulation and orifice. The bottom image includes a catheter connected to the DUROS drug delivery system. Four arrows start near the center, each pointing to one of the images at the right side of the page described below.

Right side of page: The following images and text are presented from top to bottom: (1) an image of a molecule with the words "The right drug"; (2) an image of a person with arrows pointing to locations where pharmaceutical systems may be located, with the words "The Right Place"; (3) an image of a graph showing curves representing drug concentration in the body over a period of time, with the words "The Right Amount"; and (4) an image of clocks with the words "The Right Time."

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   5
Use of Proceeds..........................................................  19
Dividend Policy..........................................................  19
Capitalization...........................................................  20
Dilution.................................................................  21
Selected Financial and Operating Data....................................  22
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  23
Business.................................................................  34
Management...............................................................  50
Certain Transactions.....................................................  63
Principal Stockholders...................................................  64
Description of Capital Stock.............................................  67
Shares Eligible for Future Sale..........................................  71
Underwriting.............................................................  73
Legal Matters............................................................  75
Experts..................................................................  75
Where You Can Find More Information......................................  75
Index to Consolidated Financial Statements............................... F-1

                               ----------------

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of its date.

   Until      , 2000 (25 days after the date of this prospectus) all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their allotments or subscriptions.

   For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

                               DURECT Corporation

   We are pioneering the treatment of chronic diseases and conditions by developing and commercializing pharmaceutical systems to deliver the right drug to the right place in the right amount at the right time. Our pharmaceutical systems combine engineering innovations and delivery technology from the medical device and drug delivery industries with our proprietary pharmaceutical and biotechnology drug formulations. By integrating these technologies, we are able to control the rate and duration of drug administration as well as target the delivery of the drug to its intended site of action, allowing our pharmaceutical systems to meet the special challenges associated with treating chronic diseases or conditions. Our pharmaceutical systems can enable new drug therapies or optimize existing therapies based on a broad range of compounds, including small molecule pharmaceuticals as well as biotechnology molecules such as proteins, peptides and genes. Our initial portfolio of products combine the DUROS technology, a proven and patented drug delivery platform licensed for specified fields of use from ALZA Corporation, with drugs for which medical data on efficacy and safety are available.

   According to the Centers for Disease Control, cardiovascular disease, cancer, neurodegenerative diseases, diabetes, arthritis, epilepsy and other chronic diseases claimed the lives of more that 1.7 million Americans in 1999. The Centers for Disease Control also estimates that the major chronic diseases are responsible for approximately 70% of all deaths in the U.S., and medical care costs for these conditions totaled more than $400 billion annually. Currently, more than 60% of total health care spending in the U.S. is devoted to the treatment of chronic diseases. Demographic trends suggest that, as the U.S. population ages, the incidence of chronic disease and cost of treating it as a proportion of total health care spending will increase. While the pharmaceutical, biotechnology, drug delivery and medical device industries have increased overall life expectancy and improved patient quality of life, many chronic debilitating diseases continue to be inadequately treated with current drugs or medical devices.

   Our pharmaceutical systems are suitable for providing long-term drug therapy because they store highly concentrated, stabilized drugs in a small volume and can protect the drug from degradation by the body. This, in combination with our ability to deliver precise, accurate and continuous doses of a drug, allows us to extend the therapeutic value of a wide variety of drugs, including those which would otherwise be ineffective, too unstable, too potent or cause adverse side effects. Delivering the drug directly to the intended site of action can also improve efficacy while minimizing unwanted side effects elsewhere in the body, which often limit the long-term use of many drugs. Our pharmaceutical systems can thus provide better therapy for chronic diseases or conditions by replacing multiple injection therapy or oral dosing, improving drug efficacy, reducing side effects and ensuring dosing compliance. Our pharmaceutical systems can improve patients' quality of life by eliminating more repetitive treatments, reducing dependence on caregivers and allowing them to lead more independent lives.

   We are currently developing pharmaceutical systems based on the DUROS technology, coupled with proprietary catheter and drug formulation technology, to address a variety of therapeutic areas, including chronic pain, central nervous system disorders, cardiovascular diseases and inner ear disorders. The DUROS is a miniature drug-dispensing pump that releases minute quantities of concentrated drug formulations in a continuous, consistent flow for as long as one year using an osmotic engine. The miniature pump, made out of titanium, can be as small as a wooden matchstick and can be implanted under the skin. The potential of the

DUROS technology as a platform for providing drug therapy was recently demonstrated by the Food and Drug Administration's approval in March 2000 of ALZA's Viadur (leuprolide acetate implant), a one-year implant for the palliative treatment of prostate cancer, the first approved product to incorporate the DUROS implant technology. By leveraging this proven platform technology, we believe we can reduce our development risk and more rapidly introduce new products to the market. Beyond the DUROS technology, we intend to develop other technologies consistent with our objective of delivering the right drug to the right place in the right amount at the right time.

   Our lead product is for the treatment of chronic pain and combines the DUROS technology with a proprietary formulation of sufentanil, a potent opioid currently used in hospitals as an anesthetic. We completed an initial Phase I trial in November 1999 using an external pump to test the safety of continuous chronic infusion of the drug. We intend to commence a pharmacokinetic study and a Phase II human clinical trial in late 2000. Following this trial, we intend to complete the final commercial design of this product. This product is aimed at the approximately $1 billion market for the treatment of chronic pain and will compete with oral opioids, analgesic patches and external and implantable infusion pumps. Our second product in development is designed to target delivery of hydromorphone, an opioid approved for use as an analgesic, via a catheter to the intended site of action in the central nervous system. We are designing this product to treat end-stage cancer pain and will be conducting preclinical studies in mid-2000. We are also researching and developing pharmaceutical systems based on the DUROS technology in a variety of other therapeutic areas, including central nervous system disorders, cardiovascular disease and inner ear disorders.

   Our objective is to develop and commercialize pharmaceutical systems that address significant medical needs and improve patients' quality of life. To achieve this objective, our strategy includes the following key elements:

  .  Focus on chronic debilitating medical conditions;

  .  Minimize product development risk and speed time-to-market;

  . Enable the development of pharmaceutical systems based on biotechnology and other new compounds; and

  .  Expand our technology platforms.

                                ----------------

   DURECT Corporation's executive offices are located at 10240 Bubb Road, Cupertino, CA 95104, (408) 777-1417. IntraEAR, Round Window (mu)-Cath, Round Window e-Cath and ALZET are trademarks of DURECT Corporation. DUROS is a registered trademark of ALZA Corporation, and Viadur is a trademark of ALZA Corporation. Each other trademark, trade name or service mark of any other company appearing in this prospectus is the property of its holders.

                                  THE OFFERING

 Common stock offered...............................      shares
 Common stock to be outstanding after the offering..      shares
 Use of proceeds.................................... For research, development, manufacture and
                                                     commercialization of
                                                     existing and future
                                                     products and general
                                                     corporate purposes,
                                                     including working capital
                                                     and capital expenditures.
                                                     See "Use of Proceeds."
 Proposed Nasdaq National Market symbol............. DRRX

The number of shares does not take into account:

  . 668,650 shares of our common stock subject to options outstanding under our stock plans at May 31, 2000;

  .  937,050 shares reserved for issuance under our 2000 stock plan;

  . 150,000 shares reserved for issuance under our 2000 employee stock purchase plan;

  .  300,000 shares reserved under our 2000 directors stock option plan;

  . a warrant to purchase 31,395 shares of our common stock issued in January 1999; and

  . a warrant to purchase 1,000,000 shares of our common stock issued in April 2000.

Except as otherwise indicated, information in this prospectus is based on the following assumptions:

  . The conversion of 27,502,660 shares of preferred stock into common stock on a one-for-one basis upon the closing of this offering;

  .  No exercise of the underwriters' over-allotment option; and

  . The filing of our amended and restated certificate of incorporation upon the closing of this offering.

                             SUMMARY FINANCIAL DATA

   In the following summary financial data, the statement of operations data for the period from inception (February 6, 1998) to December 31, 1998, the year ended December 31, 1999, the three months ended March 31, 1999, the three months ended March 31, 2000, and the period from inception (February 6, 1998) to March 31, 2000 are derived from and qualified in their entirety by our consolidated financial statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                          Period from                                       Period from
                           inception                   Three       Three     inception
                          (February 6, Fiscal Year    months      months    (February 6,
                            1998) to      Ended        ended       ended      1998) to
                          December 31, December 31,  March 31,   March 31,   March 31,
                              1998         1999        1999        2000         2000
                          ------------ ------------ ----------- ----------- ------------
                                                    (unaudited) (unaudited) (unaudited)
Statement of Operations
 Data:                                (in thousands, except per share data)
Revenue, net............     $   --      $    86      $    --     $    83     $    169
Research and development
 expenses...............        709        6,363          862       2,521        9,593
Loss from operations....     (1,443)      (9,359)      (1,354)     (4,645)     (15,447)
Net loss applicable to
 common stockholders....     (1,322)      (9,310)      (1,284)     (4,705)     (15,337)
Basic and diluted net
 loss per common share..     $(0.36)     $ (1.76)     $ (0.28)    $ (0.71)
Shares used in computing
 basic and diluted net
 loss per common share..      3,655        5,291        4,587       6,604
Pro forma basic and
 diluted net loss per
 common share
 (unaudited)............                 $ (0.37)                 $ (0.14)
Shares used in computing
 pro forma basic and
 diluted net loss per
 common share
 (unaudited)............                  23,771                   30,653

   See Note 1 of the notes to financial statements for the determination of the number of shares used in computing net loss per share and pro forma net loss per share amounts.

   The actual column in the following table presents actual summary balance sheet data as of March 31, 2000. The pro forma column reflects the issuance of 1,000,000 shares of our common stock in April 2000 at $7.00 per share in connection with amending and restating the development and commercialization agreement with ALZA. The pro forma as adjusted column reflects the receipt of
the net proceeds from the sale of      shares of common stock offered by us at
an assumed initial public offering price of $     per share, and after
deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                                            March 31, 2000
                                                      --------------------------
                                                               Pro    Pro Forma
                                                      Actual  Forma  As Adjusted
                                                      ------- ------ -----------
   Balance Sheet Data:
   Cash, cash equivalents and investments............ $41,141 41,141
   Working capital...................................  39,166 39,166
   Total assets......................................  45,000 51,950
   Equipment loan, net of current portion............     611    611
   Stockholders' equity..............................  42,709 49,659

                                  RISK FACTORS

   An investment in our shares is extremely risky. You should carefully consider the following risks, in addition to the other information presented in this prospectus, before deciding to buy our common stock. If any of the following risks actually occur, our business and prospects could be seriously harmed, the price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are intended to be the material risks that are specific to us, to our industry or to companies going public. There may be other risks which we do not currently believe are material which may impair our business.

Risks Related to Our Business

   We have not completed development of any of our pharmaceutical systems, and we cannot be certain that our pharmaceutical systems will be able to be commercialized

   To be profitable, we must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute our pharmaceutical systems under development. For each pharmaceutical system that we intend to commercialize, we must successfully meet a number of critical developmental milestones for each disease or medical condition that we target, including:

  . selecting and developing drug delivery platform technology to deliver the proper dose of drug over the desired period of time;

  . selecting and developing catheter technology, if appropriate, to deliver the drug to a specific location within the body;

  . determining the appropriate drug dosage for use in the pharmaceutical system;

  . developing drug compound formulations that will be tolerated, safe and effective and that will be compatible with the system; and

  . demonstrating the drug formulation will be stable for commercially reasonable time periods.

   The time frame necessary to achieve these developmental milestones for any individual product is long and uncertain, and we may not successfully complete these milestones for any of our products in development. We have not yet completed development of any pharmaceutical systems, and DURECT has limited experience in developing such products. For our lead product, DUROS sufentanil, we have not yet determined the drug dosages we intend to use for commercialization or finalized the commercial design. We are continuing testing of this product and exploring possible design changes to address issues of safety, manufacturing efficiency and performance. We may not be able to complete the design of this product. In addition, we may not be able to develop dosages that will be safe and effective or compatible with the pharmaceutical system for a commercially reasonable treatment and storage period. If we are unable to complete development of this or other products, we will not be able to earn revenue, which would materially harm our business.

   Development of pharmaceutical systems is costly and requires significant investment. In addition, we may choose to license either additional drug delivery platform technology or rights to particular drugs for use in our pharmaceutical systems. The license fees for these technologies or rights would increase the costs of our pharmaceutical systems.

   We must conduct and satisfactorily complete clinical trials for our pharmaceutical systems

   Before we can obtain government approval to sell any of our pharmaceutical systems, we must demonstrate through preclinical (animal) studies and clinical (human) trials that each system is safe and effective for human use for each targeted disease. We have completed an initial Phase I clinical trial for our lead product, DUROS sufentanil, using an external pump to test the safety of continuous chronic infusion of the drug, and we plan to begin pharmacokinetic studies and Phase II human clinical trials for this product in late 2000. We plan to continue extensive and costly clinical trials to assess the safety and effectiveness of DUROS sufentanil and our other potential products. We may not be permitted to begin or continue our planned clinical trials for our potential products or, if our trials are permitted, our potential products may not prove to be safe or produce their intended effects.

   The length of our clinical trials depends upon, among other factors, the rate of trial site and patient enrollment. We may fail to obtain adequate levels of patient enrollment in our clinical trials. Delays in planned patient enrollment may result in increased costs, delays or termination of clinical trials, which could have a material adverse effect on us. In addition, even if we enroll the number of patients we expect in the time frame we expect, our clinical trials may not provide the data necessary for their successful completion.

   Additionally, we may fail to effectively oversee and monitor these clinical trials, which would result in increased costs or delays of our clinical trials. Even if these clinical trials are completed, we may fail to complete and submit a new drug application as scheduled. Even if we are able to submit a new drug application as scheduled, the Food and Drug Administration may not clear our application in a timely manner or may deny the application entirely.

   Data already obtained from preclinical studies and clinical trials of our pharmaceutical systems do not necessarily predict the results that will be obtained from later preclinical studies and clinical trials. Moreover, preclinical and clinical data such as ours is susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and effectiveness of a product under development could delay or prevent regulatory clearance of the potential product, resulting in delays to the commercialization of our products, and could materially harm our business. Our clinical trials may not demonstrate the sufficient levels of safety and efficacy necessary to obtain the requisite regulatory approvals for our products, and thus our products may not be approved for marketing.

   Our agreement with ALZA limits our fields of operation for our DUROS-based pharmaceutical systems, requires us to spend significant funds on product development and gives ALZA a first right to distribute selected products for us

   In April 1998, we entered into a development and commercialization agreement with ALZA Corporation, which was amended and restated in April 1999 and April 2000. This agreement gives us exclusive rights to develop, commercialize and manufacture products using ALZA's DUROS technology to deliver by catheter:

  . drugs to the central nervous system to treat select nervous system disorders;

  .  drugs to the middle and inner ear;

  .  drugs to the pericardial sac of the heart; and

  .  select drugs into vascular grafts.

   We also have the right to use the DUROS technology to deliver systemically and by catheter:

  .  sufentanil to treat chronic pain; and

  .  select cancer antigens.

   We may not develop, manufacture or commercialize DUROS-based pharmaceutical systems outside of these specific fields without ALZA's prior approval. In addition, if we develop or commercialize any drug delivery technology for use in a manner similar to the DUROS technology in a field covered in our license agreement with ALZA, then we may lose our exclusive rights to use the DUROS technology in such field as well as the right to develop new products using DUROS technology in such field. Furthermore, to maintain our rights under this license agreement, we must spend at least $58.0 million to develop products in some or all of these fields through 2004. In order to maintain commercialization rights for our products in the U.S. and any foreign countries, we must diligently develop our products, procure required regulatory approvals and commercialize the products in these countries. If we fail to meet the various diligence requirements, we may:

  . lose our rights to develop, commercialize and manufacture some of our DUROS-based pharmaceutical systems;

  .  lose rights for products in some or all countries, including the U.S.;
     or

  .  lose rights in some fields of use.

These rights would revert to ALZA, which could then develop DUROS-based pharmaceutical products in such countries or fields of use itself or license others to do so.

   Our agreement with ALZA gives us the right to develop and manufacture the DUROS pump component of our pharmaceutical systems in the fields described above. In the event of a change in our corporate control, including an acquisition of us, our right to manufacture and develop the DUROS pump would terminate and ALZA would have the right to manufacture and develop DUROS systems for us so long as ALZA can meet our specification and supply requirements following such change in control.

   Under the ALZA agreement, we must pay ALZA royalties on sales of DUROS-based pharmaceutical systems we commercialize. In addition, ALZA has an exclusive option to distribute our DUROS sufentanil product in the U.S. and Canada and any DUROS-based pharmaceutical system we develop to deliver non-proprietary cancer antigens worldwide. The terms of any distribution arrangement have not been set and are to be negotiated in good faith between ALZA and ourselves. ALZA's option to acquire distribution rights limit our ability to negotiate with other distributors for these products and may result in lower payments to us than if these rights were subject to competitive negotiations.

   Failure to obtain product approvals or comply with ongoing governmental regulations could delay or limit introduction of our new products and result in failure to achieve anticipated revenues

   The manufacture and marketing of our products and our research and development activities are subject to extensive regulation for safety, efficacy and quality by numerous government authorities in the United States and abroad. Before receiving FDA clearance to market a product, we will have to demonstrate that the product is safe and effective on the patient population and for the diseases that will be treated. Clinical trials, manufacturing and marketing of products are subject to the rigorous testing and approval process of the FDA and equivalent foreign regulatory authorities. The Federal Food, Drug and Cosmetic Act and other federal, state and foreign statutes and regulations govern and influence the testing, manufacture, labeling, advertising, distribution and promotion of drugs and medical devices. As a result, clinical trials and regulatory approval can take a number of years to accomplish and require the expenditure of substantial resources.

   Data obtained from clinical trials are susceptible to varying interpretations, which could delay, limit or prevent regulatory clearances. As of the date of this prospectus, we have completed an initial Phase I clinical trial for our DUROS sufentanil product using an external pump to test the safety of continuous chronic infusion of the drug, but we have not begun Phase II or Phase III trials of any products. If we fail to obtain timely clearance or approval for our products, we will not be able to market and sell our products, which will limit our ability to generate revenue. See "Business-- Government Regulation."

   In addition, we may encounter delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. We may encounter similar delays in foreign countries. Sales of our products outside the U.S. are subject to foreign regulatory approvals that vary from country to country. The time required to obtain approvals from foreign countries may be shorter or longer than that required for FDA approval, and requirements for foreign licensing may differ from FDA requirements. We may be unable to obtain requisite approvals from the FDA and foreign regulatory authorities, and even if obtained, such approvals may not be on a timely basis, or they may not cover the clinical uses that we specify.

   Marketing or promoting a drug for an unapproved use is subject to very strict controls. Furthermore, clearance may entail ongoing requirements for post-marketing studies. The manufacture and marketing of drugs are subject to continuing FDA and foreign regulatory review and requirements that we update our regulatory filings. Later discovery of previously unknown problems with a product, manufacturer or facility, or our failure to update regulatory files, may result in restrictions, including withdrawal of the product from the market. Any of the following events, if they were to occur, could delay or preclude us from further developing, marketing or realizing full commercial use of our products, which in turn would materially harm our business, financial condition and results of operations:

  .  failure to obtain or maintain requisite governmental approvals;

  . failure to obtain approvals for clinically intended uses of our products under development; or

  . identification of serious and unanticipated adverse side effects in our products under development.

   Manufacturers of drugs also must comply with the applicable FDA good manufacturing practice regulations, which include production design controls, testing, quality control and quality assurance requirements as well as the corresponding maintenance of records and documentation. Compliance with current good manufacturing practices regulations is difficult and costly. Manufacturing facilities are subject to ongoing periodic inspection by the FDA and corresponding state agencies, including unannounced inspections, and must be licensed before they can be used for the commercial manufacture of our products. We or our present or future suppliers may be unable to comply with the applicable good manufacturing practice regulations and other FDA regulatory requirements. We have not been subject to a good manufacturing regulation inspection by the FDA or any state agency relating to our pharmaceutical systems. If we do not achieve compliance for the products we manufacture, the FDA may withdraw marketing clearance or require product recall, which may cause interruptions or delays in the manufacture and sale of our products.

   Our products contain controlled substances, the making, use, sale, importation and distribution of which are subject to regulation by state, federal and foreign law enforcement and other regulatory agencies

   Our products currently under development contain, and our products in the future may contain, controlled substances which are subject to state, federal and foreign laws and regulations regarding their manufacture, use, sale, importation and distribution. Our first two products under development contain opioids which are classified as Schedule II controlled substances under the regulations of the U.S. Drug Enforcement Agency. For our products containing controlled substances, we and our suppliers, manufacturers, contractors, customers and distributors are required to obtain and maintain applicable registrations from state, federal and foreign law enforcement and regulatory agencies and comply with state, federal and foreign laws and regulations regarding the manufacture, use, sale, importation and distribution of controlled substances. These regulations are extensive and include regulations governing manufacturing, labeling, packaging, testing, dispensing, production and procurement quotas, record keeping, reporting, handling, shipment and disposal. Failure to obtain and maintain required registrations or comply with any applicable regulations could delay or preclude us from developing and commercializing our products containing controlled substances and subject us to enforcement action. In addition, because of their restrictive nature, these regulations could limit our commercialization of our products containing controlled substances.

   Our limited operating history makes evaluating our stock difficult

   You can only evaluate our business based on a limited operating history. We were incorporated in February 1998 and have engaged primarily in research and development, licensing technology, raising capital and recruiting scientific and management personnel. This short history may not be adequate to enable you to fully assess our ability to successfully develop our products, achieve market acceptance of our products and respond to competition.

   Acceptance of our products in the marketplace is uncertain, and failure to achieve market acceptance will delay our ability to generate or grow revenues

   Our future financial performance will depend upon the successful introduction and customer acceptance of our future products, including DUROS sufentanil. Even if approved for marketing, our products may not achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including:

  . the receipt of regulatory clearance of marketing claims for the uses that we are developing;

  . the establishment and demonstration in the medical community of the safety and clinical efficacy of our products and their potential advantages over existing therapeutic products, including oral medication, transdermal drug delivery products such as drug patches, or external or implantable drug delivery products; and

  . pricing and reimbursement policies of government and third-party payors such as insurance companies, health maintenance organizations and other health plan administrators.

   Physicians, patients, payors or the medical community in general may be unwilling to accept, utilize or recommend any of our products. If we are unable to obtain regulatory approval, commercialize and market our future products when planned and achieve market acceptance, we will not achieve anticipated revenues.

   We have a history of operating losses, expect to continue to have losses in the future and may never achieve or maintain profitability

   We have incurred significant operating losses since our inception in 1998 and, as of March 31, 2000, had an accumulated deficit of approximately $15.3 million. We expect to continue to incur significant operating losses over the next several years as we continue to incur increasing costs for research and development, clinical trials and manufacturing. Our ability to achieve profitability depends upon our ability, alone or with others, to successfully complete the development of our proposed products, obtain the required regulatory clearances and manufacture and market our proposed products.

   To date, we have not generated significant revenue from the commercial sale of our products and do not expect to receive significant revenue in the near future. All revenues to date are from the sale of products we acquired in October 1999 in connection with the acquisition of substantially all of the assets of IntraEAR, Inc. and the ALZET product we acquired in April 2000 from ALZA. We do not expect these revenues to increase significantly in future periods. We do not anticipate commercialization and marketing of our products in development in the near future, and therefore do not expect to generate sufficient revenues to cover expenses or achieve profitability in the near future.

   We do not control ALZA's ability to develop and commercialize DUROS technology outside of fields licensed to us, and problems encountered by ALZA could result in negative publicity, loss of sales and delays in market acceptance of our DUROS-based pharmaceutical systems

   ALZA retains complete rights to the DUROS technology for fields outside the specific fields licensed to us. Accordingly, ALZA may develop and commercialize DUROS-based products or license others to do so, so long as there is no conflict with the rights granted to us. ALZA recently received FDA approval to market its first DUROS-based product, Viadur (leuprolide acetate implants) for the palliative treatment of advanced prostate cancer. If ALZA fails to commercialize this product successfully, or encounters problems associated with this product, negative publicity could be created about all DUROS-based products, which could result in harm to our reputation and cause reduced sales of our products. In addition, if any third-party that may be licensed by ALZA fails to develop and commercialize DUROS-based products successfully, the success of all DUROS-based systems could be impeded, including ours, resulting in delay or loss of revenue or damage to our reputation, any one of which could harm our business.

   We do not own the trademark "DUROS" and any competitive advantage we derive from the name may be impaired by third-party use

   ALZA owns the trademark "DUROS." Because ALZA is also developing and marketing DUROS-based systems, and may license third parties to do so, there may be confusion in the market between ALZA, its potential licensees and us, and this confusion could impair the competitive advantage, if any, we derive from use of the DUROS name. In addition, any actions taken by ALZA or its potential licensees that negatively impact the trademark "DUROS" could negatively impact our reputation and result in reduced sales of our DUROS-based pharmaceutical systems.

   We may be sued by third parties which claim that our products infringe on their intellectual property rights, particularly because there is substantial uncertainty about the validity and breadth of medical patents

   We may be exposed to future litigation by third parties based on claims that our products or activities infringe the intellectual property rights of others or that we have misappropriated the trade secrets of others. This risk is exacerbated by the fact that the validity and breadth of claims covered in medical technology patents and the breadth and scope of trade secret protection involve complex legal and factual questions for which important legal principles are unresolved. Any litigation or claims against us, whether or not valid, could result in substantial costs, could place a significant strain on our financial resources and could harm our reputation. In addition, intellectual property litigation or claims could force us to do one or more of the following:

  . cease selling, incorporating or using any of our products that incorporate the challenged intellectual property, which would adversely affect our revenue;

  . obtain a license from the holder of the infringed intellectual property right, which license may be costly or may not be available on reasonable terms, if at all; or

  .  redesign our products, which would be costly and time-consuming.

   If we are unable to adequately protect or enforce our intellectual property rights or secure rights to third-party patents, we may lose valuable assets, experience reduced market share or incur costly litigation to protect our rights

   Our success will depend in part on our ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of others. We currently hold four issued or allowed U.S. patents and one issued or allowed foreign patent. In addition, we have 11 pending U.S. patent applications and have filed six corresponding patent applications under the Patent Cooperation Treaty, five of which are currently pending in Europe, Australia and Canada. To maintain the license rights to ALZA intellectual property granted to us under our development and commercialization agreement with ALZA, we must meet annual minimum development spending requirements and develop a minimum number of products. If we do not meet these diligence requirements, we may lose rights to one or more of our licensed fields. Also, under our agreement with ALZA, we must assign any intellectual property rights relating to the DUROS technology to ALZA. In addition, ALZA retains the right to enforce and defend against infringement actions relating to DUROS technology, and if ALZA exercises these rights, it will be entitled to the proceeds of these infringement actions.

   The patent positions of pharmaceutical companies, including ours, are uncertain and involve complex legal and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Consequently, our patent applications or those of ALZA may not issue into patents, and any issued patents may not provide protection against competitive technologies or may be held invalid if challenged or circumvented. Our competitors may also independently develop products similar to ours or design around or otherwise circumvent patents issued to us or licensed by us. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as U.S. law.

   We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We require our employees, consultants, advisors and collaborators to execute appropriate confidentiality and assignment-of-inventions agreements with us. These agreements typically provide that all materials and confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances, and that all inventions arising out of the individual's relationship with us shall be our exclusive property. These agreements may be breached, and in some instances, we may not have an appropriate remedy available for breach of the agreements. Furthermore, our competitors may independently develop substantially equivalent proprietary information and techniques, reverse engineer our information and techniques, or otherwise gain access to our proprietary technology. We may be unable to meaningfully protect our rights in trade secrets, technical know-how and other non-patented technology.

   We may have to resort to litigation to protect our intellectual property rights, or to determine their scope, validity or enforceability. Enforcing or defending our proprietary rights is expensive, could cause diversion of our resources and may not prove successful. Any failure to enforce or protect our rights could cause us to lose the ability to exclude others from using our technology to develop or sell competing products.

   We rely heavily on third parties and do not control critical steps in the manufacturing and testing of our products

   We currently depend heavily and will depend heavily in the future on third parties for support in manufacturing and clinical testing. We have an agreement with Chesapeake Biological Labs, Inc. for the final manufacturing steps of our DUROS sufentanil product to deliver product quantities that we expect we will need for Phase II clinical trials of this product. The steps to be performed by Chesapeake include filling the DUROS system with the sufentanil drug formulation in a sterile environment, sterilization and final product testing. Manufacturing DUROS sufentanil, including the manufacturing steps performed by Chesapeake, is a complex process, and Chesapeake may not be able to provide sufficient quantities of DUROS sufentanil within an acceptable time frame. Failure by Chesapeake to do so could delay clinical trials of our products and result in delays in regulatory approval and commercialization of our products, either of which would materially harm our business.

   We have a master services agreement with Quintiles, Inc. under which we may engage Quintiles to provide services related to clinical trials for our pharmaceutical systems, at terms to be agreed to and specified in subsequent work orders. We may be unable to negotiate the terms of these work orders with Quintiles. If we are unable to agree to terms, we will need to establish commercial relationships with a different third party, or perform these services ourselves, either of which could materially delay the development and approval of our products and increase our expenses. If we do negotiate work orders with Quintiles, Quintiles may be unable to manage these trials to completion in the time periods or at the costs we expect. Failure of Quintiles to do so could materially harm our business, financial condition and results of operations.

   Key components of our DUROS-based pharmaceutical systems are provided by sole or limited numbers of suppliers, and supply shortages or loss of these suppliers could result in interruptions in supply or increased costs

   Certain components used in our DUROS-based pharmaceutical systems are currently purchased from a single or a limited number of outside sources. The reliance on a sole or limited number of suppliers could result in:

  . delays associated with redesigning a product due to a failure to obtain a single source component;

  .  an inability to obtain an adequate supply of required components; and

  .  reduced control over pricing, quality and timely delivery.

   We do not have long-term agreements with any of our suppliers, and therefore the supply of a particular component could be terminated at any time without penalty to the supplier. Any interruption in the supply of single source components could cause us to seek alternative sources of supply or manufacture these components internally. If the supply of any components for our pharmaceutical systems is interrupted, components from alternative suppliers may not be available in sufficient volumes within required timeframes, if at all, to meet our needs. This could delay our ability to complete clinical trials and obtain approval for commercialization and marketing of our products, causing us to lose sales, incur additional costs and delay new product introductions and could harm our reputation.

   We have limited manufacturing experience and may not be able to manufacture sufficient quantities of our products at an acceptable cost

   We must manufacture our products in clinical and commercial quantities, either directly or through third parties, in compliance with regulatory requirements and at an acceptable cost. We have not yet completed development of the manufacturing process for any of our pharmaceutical systems, and DURECT has limited experience in developing such manufacturing processes. If we fail to develop manufacturing processes to permit us to manufacture our pharmaceutical systems at an acceptable cost, then we may not be able to commercialize our pharmaceutical systems. We do not own manufacturing facilities necessary to provide clinical and commercial quantities of our products. We currently manufacture sub-assemblies of our DUROS-based pharmaceutical systems and rely on Chesapeake Biological Labs, Inc. to complete the final manufacturing steps of these products. See "Risk Factors--We rely heavily on third parties and do not control critical steps in the manufacturing and testing of our products." Under our agreement with ALZA, we cannot subcontract the manufacture of subassemblies of the DUROS system.

   Prior to obtaining regulatory approval of our products under development, we intend to build a manufacturing facility that will enable us to manufacture commercial quantities of our DUROS-based pharmaceutical systems, as well as to manufacture additional products in development on a pilot scale and our own clinical trial supplies. The manufacture of our DUROS-based pharmaceutical systems is a complex process, and any facility that we build must comply with federal and state good manufacturing practices regulations. DURECT has no experience building facilities, and we may not be able to build a facility prior to clinical approval of our products or at currently anticipated costs. If the costs of building a new manufacturing facility significantly exceed our expectations, our operating results will be harmed.

   If we build a facility, we will be subject to government audits to determine compliance with good manufacturing practices regulations, and we may be unable to obtain and maintain certifications for complying with these regulations. If we fail to build a manufacturing facility before regulatory approval of our products or at currently anticipated costs, or fail to obtain and maintain certification for compliance with good manufacturing practices regulation, we could experience a delay in the commercial sale of our DUROS-based pharmaceutical systems.

   In April 2000, we acquired the ALZET product and related assets from ALZA. We intend to manufacture the ALZET product at a leased facility. We have limited experience manufacturing this product, and we may not be able to successfully or consistently manufacture this product at an acceptable cost, if at all.

   We lack marketing, sales and distribution experience for pharmaceutical systems and we may not be able to sell our products if we do not enter into relationships with third parties or develop a direct sales organization

   We have yet to establish marketing, sales or distribution capabilities for our pharmaceutical systems. We intend to enter into agreements with third parties to sell our products or to develop our own sales and marketing force. We may be unable to establish or maintain third-party relationships on a commercially reasonable basis, if at all. In addition, these third parties may have similar or more established relationships with our competitors.

   If we do not enter into relationships with third parties for the sales and marketing of our products, we will need to develop our own sales and marketing capabilities. DURECT has only limited experience in developing, training or managing a sales force. If we choose to establish a direct sales force, we will incur substantial additional expenses in developing, training and managing such an organization. We may be unable to build a sales force, the cost of establishing such a sales force may exceed our product revenues, or our direct marketing and sales efforts may be unsuccessful. In addition, we compete with many other companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these other companies. We may be unable to establish a sufficient sales and marketing organization on a timely basis, if at all.

   We may be unable to engage qualified distributors. Even if engaged, these distributors may:

  .  fail to satisfy financial or contractual obligations to us;

  .  fail to adequately market our products;

  .  cease operations with little or no notice to us; or

  .  offer, design, manufacture or promote competing product lines.

   If we fail to develop sales, marketing and distribution channels, we would experience delays in product sales and incur increased costs, which would harm our financial results.

   If we are unable to train physicians to use our pharmaceutical systems to treat patients' diseases or medical conditions, we may incur delays in market acceptance of our products

   Broad use of our pharmaceutical systems will require extensive training of numerous physicians. The time required to begin and complete training of physicians could delay introduction of our products and adversely affect market acceptance of our products. We may be unable to rapidly train physicians in numbers sufficient to generate adequate demand for our pharmaceutical systems. Any delay in training would materially delay the demand for our systems. In addition, we may expend significant funds towards such training before any orders are placed for our products.

   We may have difficulty raising needed capital in the future

   Our business currently does not generate sufficient revenues to meet our capital requirements and we do not expect that it will do so in the near future. We have expended and will continue to expend substantial funds to complete the research, development and clinical testing of our products. We will require additional funds for these purposes, to establish additional clinical- and commercial-scale manufacturing arrangements and to provide for the marketing and distribution of our products. Additional funds may not be available on acceptable terms, if at all. If adequate funds are unavailable from operations or additional sources of financing, we may have to delay, reduce the scope of or eliminate one or more of our research or development programs which would materially harm our business, financial condition and results of operations.

   We believe that the net proceeds of this offering, together with our cash, cash equivalents and investments, will be adequate to satisfy our capital needs for at least the next 18 months. However, our actual capital requirements will depend on many factors, including:

  .  continued progress and cost of our research and development programs;

  .  progress with preclinical studies and clinical trials;

  .  the time and costs involved in obtaining regulatory clearance;

   . costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

   . costs of developing sales, marketing and distribution channels and our ability to sell our products;

  . costs involved in establishing manufacturing capabilities for commercial quantities of our products;

  .  competing technological and market developments;

  .  market acceptance or our products; and

  .  costs for recruiting and retaining employees and consultants.

   We may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding. We may seek to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources, which may be dilutive to existing stockholders. In addition, in the event that additional funds are obtained through arrangements with collaborative partners or other sources, we may have to relinquish rights to some of our technologies, product candidates or products under development that we would otherwise seek to develop or commercialize ourselves. If adequate funds are not available, we may be required to significantly reduce or refocus our product development efforts, or relinquish to ALZA rights to develop DUROS products in certain fields, resulting in loss of sales, increased costs, and reduced revenues.

   Future deferred compensation expenses and noncash charges may adversely impact or delay our profitability

   We will record deferred compensation expenses related to stock option grants made through March 31, 2000, which will be amortized as follows: $2.4 million for the 9 months ending December 31, 2000; $1.7 million for the year ending December 31, 2001; $906,000 for the year ending December 31, 2002; and $349,000 for the year ending December 31, 2003. We will record additional deferred compensation expense for option grants made between March 31, 2000 and the date of this offering. In addition, deferred compensation expense related to option awards to non-employees will be calculated during the vesting period of the option based on the then-current price of our common stock, which could result in significant charges that adversely impact or delay our profitability. Furthermore, we have issued a warrant with a deemed value of approximately $4.6 million, which will be amortized over time based on sales of our products and which will also adversely impact or delay our profitability.

   We may acquire technologies and businesses which may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention

   We may acquire technologies, products or businesses to broaden the scope of our existing and planned product lines and technologies. For example, in October 1999, we acquired substantially all of the assets of IntraEAR, Inc. and in April 2000 we acquired the ALZET product and related assets from ALZA. These and other acquisitions expose us to:

  . the risks associated with the assimilation of new technologies, operations, sites and personnel;

  .  the diversion of resources from our existing business and technologies;

  . the inability to generate revenues to offset associated acquisition costs;

  .  the requirement to maintain uniform standards, controls, and procedures;
     and

  . the impairment of relationships with employees and customers as a result of any integration of new management personnel.

   Acquisitions may also result in the issuance of dilutive equity securities, the incurrence or assumption of debt or additional expenses associated with the amortization of acquired intangible assets or potential businesses. Past acquisitions, such as our acquisitions of IntraEAR and ALZET, as well future acquisitions, may not generate any additional revenue or provide any benefit to our business.

   We depend upon key personnel who may terminate their employment with us at any time, and we need to hire additional qualified personnel

   Our success will depend to a significant degree upon the continued services of key management, technical, and scientific personnel, including Felix Theeuwes, our Chairman and Chief Scientific Officer and James E. Brown, our President and Chief Executive Officer. Although we have obtained key man life insurance policies for each of Drs. Theeuwes and Brown in the amount of $1 million, this insurance may not adequately compensate us for the loss of their services. In addition, our success will depend on our ability to attract and retain other highly skilled personnel. Competition for qualified personnel is intense, and the process of hiring and integrating such qualified personnel is often lengthy. We may be unable to recruit such personnel on a timely basis, if at all. Our management and other employees may voluntarily terminate their employment with us at any time. The loss of the services of key personnel, or the inability to attract and retain additional qualified personnel, could result in delays to product development or approval, loss of sales and diversion of management resources.

   We may not successfully manage our growth

   Our success will depend on the expansion of our operations and the effective management of growth, which will place a significant strain on our management and on our administrative, operational and financial resources. To manage such growth, we must expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. If we are unable to manage growth effectively our business would be harmed.

Risks Related to Our Industry

   The market for our products is new, rapidly changing and competitive, and new products or technologies developed by others could impair our ability to grow our business and remain competitive

   The pharmaceutical industry is subject to rapid and substantial technological change. Developments by others may render our products under development or technologies noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition in the industry from pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors' financial, marketing, manufacturing and other resources.

   We are a new enterprise and are engaged in the development of novel therapeutic technologies. As a result, our resources are limited and we may experience technical challenges inherent in such novel technologies. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing similar therapeutic effects than our products. Our competitors may develop products that are safer, more effective or less costly than our products and, therefore, present a serious competitive threat to our product offerings.

   The widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our products even if commercialized. Chronic pain can also be treated by oral medication, transdermal drug delivery systems, such as drug patches, or with other implantable drug delivery devices. These treatments are widely accepted in the medical community and have a long history of use. The established use of these competitive products may limit the potential for our products to receive widespread acceptance if commercialized.

   If users of our products are unable to obtain adequate reimbursement from third-party payors, or if new restrictive legislation is adopted, market acceptance of our products may be limited and we may not achieve anticipated revenues

   The continuing efforts of government and insurance companies, health maintenance organizations and other payors of healthcare costs to contain or reduce costs of health care may affect our future revenues and profitability, and the future revenues and profitability of our potential customers, suppliers and collaborative partners and the availability of capital. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of such proposals could materially harm our business, financial condition and results of operations.

   Our ability to commercialize our products successfully will depend in part on the extent to which appropriate reimbursement levels for the cost of our products and related treatment are obtained by governmental authorities, private health insurers and other organizations, such as HMOs. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for or rejection of our products. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially harm our ability to operate profitably.

   We could be exposed to significant product liability claims which could be time consuming and costly to defend, divert management attention and adversely impact our ability to obtain and maintain insurance coverage

   The testing, manufacture, marketing and sale of our products involve an inherent risk that product liability claims will be asserted against us. Although we are insured against such risks up to a $5,000,000 annual aggregate limit in connection with clinical trials and commercial sales of our products, our present product liability insurance may be inadequate and may not fully cover the costs of any claim or any ultimate damages we might be required to pay. Product liability claims or other claims related to our products, regardless of their outcome, could require us to spend significant time and money in litigation or to pay significant damages. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. In addition, product liability coverage may cease to be available in sufficient amounts or at an acceptable cost. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our pharmaceutical systems. A product liability claim could also significantly harm our reputation and delay market acceptance of our products.

   Our business involves environmental risks and risks related to handling controlled substances

   In connection with our research and development activities and our manufacture of materials and products, we are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. Although we believe that we have complied with the applicable laws, regulations and policies in all material respects and have not been required to correct any material noncompliance, we may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and development involves the controlled use of hazardous materials, including but not limited to certain hazardous chemicals and narcotics. Although we believe that our safety procedures for storing, handling and disposing of such materials comply with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an occurrence, we could be held liable for any damages that result and any such liability could exceed our resources.

Risks Related to this Offering

   Our stock price will fluctuate after this offering, and your investment in our stock could decline in value

   After this offering, an active trading market in our stock might not develop or continue. If you purchase shares of our common stock in the offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that we negotiated with the representatives of the underwriters based upon an assessment of the valuation of our stock. The public market may not agree with or accept this valuation, in which case you may not be able to sell your shares at or above the initial offering price. See "Underwriters." The market price of our common stock may fluctuate significantly in response to factors which are beyond our control.

   In addition, the stock market in general has recently experienced extreme price and volume fluctuations. In addition, the market prices of securities of technology and pharmaceutical companies have been extremely volatile, and have experienced fluctuations that often have been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could result in extreme fluctuations in the price of our common stock, which could cause a decline in the value of your shares.

   Future sales of our common stock may depress our stock price

   As many as 24,204,917 shares of our common stock can be sold in the public market 180 days after the offering. If substantial amounts of our common stock were to be sold in the public market following this offering, the market price of our common stock could fall. In addition, these sales could create the perception to the public of difficulties or problems in our business. As a result, these sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. For a more detailed discussion of shares eligible for sale after the offering, see "Shares Eligible for Future Sale."

   We have broad discretion to use the offering proceeds, and the investment of these proceeds may not yield a favorable return

   Our management has broad discretion over how these proceeds are used and could spend most of these proceeds in ways with which our stockholders may not agree. The proceeds may be invested in ways that do not yield favorable returns. See "Use of Proceeds" for more information about how we plan to use our proceeds from this offering.

   Executive officers, directors and entities affiliated with them will continue to have substantial control over us after the offering, which could delay or prevent a change in our corporate control favored by our other stockholders

   After this offering, our directors, executive officers and principal stockholders, together with their affiliates, will beneficially own, in the aggregate, approximately % of our outstanding common stock following the
completion of this offering,   % if the overallotment option is exercised in
full. In particular, our executive officers will control approximately   % of
our common stock after this offering,   % if the overallotment option is
exercised in full. The interests of these stockholders may differ from the interests of other stockholders. As a result, these stockholders, if acting together, would have the ability to exercise control over all corporate actions requiring stockholder approval irrespective of how our other stockholders may vote, including:

  .  the election of directors;

  .  the amendment of charter documents;

  . the approval of certain mergers and other significant corporate transactions, including a sale of substantially all of our assets; or

  . the defeat of any non-negotiated takeover attempt that might otherwise benefit the public stockholders.

   Our certificate of incorporation, our bylaws and Delaware law contain provisions that could discourage another company from acquiring us

   Provisions of Delaware law, our certificate of incorporation and by-laws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions include:

  . authorizing the issuance of "blank check" preferred stock without any need for action by stockholders;

  .  providing for a classified board of directors with staggered terms;

  . requiring supermajority stockholder voting to effect certain amendments to our certificate of incorporation and by-laws;

  . eliminating the ability of stockholders to call special meetings of stockholders;

  .  prohibiting stockholder action by written consent; and

  . establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

   See "Management--Board Composition" and "Description of Capital Stock-- Delaware Anti-Takeover Law and Provisions of our Certificate of Incorporation and Bylaws."

   Purchasers in this offering will experience immediate and substantial dilution of their investment

   We expect that the initial public offering price per share will significantly exceed the net tangible book value per share of the outstanding
common stock in the amount of    per share. Accordingly, purchasers of common
stock in this offering will suffer immediate and substantial dilution of their investment. In the past, we have issued options to acquire common stock at prices below the initial public offering price. To the extent these outstanding options are ultimately exercised, there will be further dilution to investors in this offering.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

   In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology. You should read statements that contain these words carefully, because they discuss our expectations about our future operating results or our future financial condition or state other "forward-looking" information. There may be events in the future that we are not able to accurately predict or control. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this prospectus could substantially harm our business, results of operations and financial condition, and that upon the occurrence of any of these events, the trading price of our common stock could decline and you could lose all or part of your investment.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, growth rates, levels of activity, performance, or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS

   The net proceeds from the sale of the           shares of common stock in
this offering are estimated to be approximately $      million, based upon an
assumed initial public offering price of $      per share and after deducting
estimated underwriting discounts and commissions and our estimated offering expenses. If the underwriters' over-allotment option is exercised in full, the
net proceeds would be approximately $      million.

   We currently intend to use the net proceeds from this offering to fund the research, development, manufacture and commercialization of existing and future products and for general corporate purposes, including working capital and capital expenditures. In the next 18 months, we expect to invest at least $25 million in research and development activities and at least $5.5 million in developing and building a manufacturing facility. The remainder of the funds will be used for current and future general corporate purposes, and future product research and development. We may use a portion of the net proceeds to fund, acquire or invest in complementary businesses or technologies, although we have no present commitments with respect to any acquisition or investment. The amount of cash that we actually expend for any of the described purposes will vary significantly based on a number of factors, including the progress of our research and development programs and clinical trials, the establishment of collaborative relationships, the cost and pace of establishing and expanding our manufacturing capabilities, the development of sales and marketing activities if undertaken by us and competing technological and market developments. Our management will have significant discretion in applying the net proceeds of this offering. Pending the uses described above, we will invest the net proceeds in investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our common stock or other securities and do not intend to pay any cash dividends with respect to our common stock in the foreseeable future. We intend to retain any earnings for use in the operation of our business and to fund future growth. The terms of our credit agreement prohibit the payment of dividends on our stock (except for dividends payable solely in stock) without prior written consent.

                                CAPITALIZATION

   The following table sets forth our total capitalization as of March 31, 2000 on an actual basis, on a pro forma basis to reflect the issuance of 1,000,000 shares of our common stock in April 2000 at $7.00 per share in connection with amending and restating the development and commercialization agreement with ALZA, and the conversion of all outstanding shares of preferred stock into 27,502,660 shares of common stock upon the completion of this offering, and on a pro forma as adjusted basis to reflect the application by
us of the estimated net proceeds from the sale of the           shares of
common stock in this offering at the initial public offering price of $ per share after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

   You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes to the financial statements.

                                                      March 31, 2000
                                            ------------------------------------
                                                        (unaudited)
                                                                      Pro Forma
                                             Actual     Pro Forma    As Adjusted
                                            --------  -------------- -----------
                                                      (in thousands)
Equipment Loan, noncurrent portion........  $    611     $    611     $    611
                                            --------     --------     --------
Stockholders' equity:
  Preferred stock, $0.0001 par value;
   27,641 shares authorized, 27,503 shares
   issued and outstanding, actual;
   shares authorized, no shares issued and
   outstanding pro forma;       shares
   authorized, no shares issued or
   outstanding, pro forma as adjusted.....         2          --           --
  Common stock, $0.0001 par value: 50,000
   shares authorized, 9,834 shares issued
   and outstanding actual; 50,000 shares
   authorized, 38,337 shares issued and
   outstanding pro forma;       shares
   authorized,       shares issued and
   outstanding, pro forma as adjusted.....         1            3
Additional paid-in capital................    63,765       70,715
Notes receivable from stockholders........      (264)        (264)        (264)
Accumulated other comprehensive income....       (20)         (20)         (20)
Deferred stock compensation...............    (5,438)      (5,438)      (5,438)
Deficit accumulated during the development
 stage....................................   (15,337)     (15,337)     (15,337)
                                            --------     --------     --------
  Total stockholders' equity..............    42,709       49,659
                                            --------     --------     --------
    Total capitalization..................  $ 43,320     $ 50,270     $
                                            ========     ========     ========

   The number of shares of common stock shown as outstanding in the table above excludes the following:

  . 738,350 shares of common stock issuable upon the exercise of options outstanding March 31, 2000 with a weighted-average exercise price of $0.46 per share;

  . 1,265,650 shares reserved for issuance under our 2000 Stock Option Plan at March 31, 2000;

  . 31,395 shares of common stock issuable upon the exercise of a warrant outstanding at December 31, 1999, with an exercise price of $2.15 per share; and

  . 1,000,000 shares of common stock issuable upon the exercise of a warrant issued in April 2000 with an exercise price equal to the price at which our common stock is sold in this offering.

                                   DILUTION

   Our pro forma net tangible book value as of March 31, 2000 was approximately $48.3 million, or $1.26 per share of common stock. Pro forma net tangible book value per share represents our pro forma stockholders' equity less intangible assets divided by the pro forma number of shares of common stock outstanding after the conversion of all outstanding shares of preferred stock into 27,502,660 shares of common stock, and includes the issuance of 1,000,000 shares of our common stock in April 2000 at $7.00 per share in connection with amending and restating the development and commercialization agreement with ALZA. Pro forma tangible book value per share does not reflect the issuance of a warrant to purchase 1,000,000 shares of our common stock in April 2000 with an exercise price equal to the price at which our common stock is sold in this offering. Dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale
of       shares of common stock offered by us, at an assumed initial public
offering price of $     per share and after deducting estimated underwriting
discounts and commissions and estimated offering expenses payable by us, and the application of the estimated net proceeds, our pro forma net tangible book
value at December 31, 1999 would have been $      million, or $      per
share. This represents an immediate increase in pro forma net tangible book
value to existing stockholders of $      per share and an immediately dilution
to new investors of $      per share. The following table illustrates the per
share dilution:

Assumed initial public offering price per share....................       $
                                                                          -----
  Pro forma net tangible book value per share as of March 31,
   2000............................................................ $1.26
                                                                    -----
  Increase per share attributable to new investors.................
                                                                    -----
Pro forma net tangible book value per share after this offering....
                                                                          -----
Dilution per share to new public investors.........................       $
                                                                          =====

   The following table sets forth as of March 31, 2000, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by the new investors purchasing shares of common stock in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

                            Shares Purchased  Total Consideration
                           ------------------ -------------------  Average Price
                             Number   Percent   Amount    Percent    Per Share
                           ---------- ------- ----------- -------  -------------
Existing stockholders..... 38,374,500       % $63,109,750        %     $1.64
New public investors......
                           ----------  -----  ----------- -------      -----
  Totals..................             100.0%             $ 100.0%
                           ==========  =====  =========== =======      =====

   The above discussion and tables include all shares that officers, directors, promoters and affiliated persons have the right to acquire on exercise of options or warrants within 60 days of March 31, 2000, but assume no exercise of any other options or warrants to purchase our capital stock. As of March 31, 2000, these parties held options exercisable within 60 days to acquire 37,500 shares of common stock at a weighted average exercise price of $0.10 per share. In addition, there were options outstanding to purchase a total of 700,850 shares of common stock, with a weighted average exercise price of $0.46 per share, and a warrant to purchase a total of 31,395 shares of common stock, with an exercise price of $2.15 per share. In addition, in April 2000 we issued to ALZA a warrant to purchase a total of 1,000,000 shares of our common stock, with an exercise price equal to the price per share at which our common stock is sold in this offering. To the extent that any of the outstanding options or warrants are exercised, there will be further dilution to new public investors.

                     SELECTED FINANCIAL AND OPERATING DATA

   The following selected financial and operating data should be read in conjunction with and are qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes, which are included elsewhere in this prospectus. The statement of operations data for the period from inception (February 6, 1998) to December 31, 1998, the year ended December 31, 1999, and the balance sheet data at December 31, 1998 and 1999 are derived from, and are qualified by reference to, the audited financial statements included elsewhere in this prospectus. The statement of operations data for the three months ended March 31, 1999 and 2000, and for the period from inception (February 6, 1998) to March 31, 2000, and the balance sheet data at March 31, 2000 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Historical operating results are not necessarily indicative of results in the future, and the results for interim periods are not necessarily indicative of the results that may be expected for the entire year. See Note 1 of notes to financial statements for an explanation of the determination of the shares used in computing net loss per share and pro forma net loss per share amounts.

                                                                                 Period from
                             Period from                                          inception
                              inception                         Three months     (February 6,
                          (February 6, 1998)                   ended March 31      1998) to
                                  to         Fiscal Year Ended ----------------   March 31,
                          December 31, 1998  December 31, 1999  1999     2000        2000
                          ------------------ ----------------- -------  -------  ------------
                                        (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Revenue, net............       $   --             $    86      $   --   $    83    $    169
Costs of goods sold.....           --                  39          --        36          75
                               -------            -------      -------  -------    --------
Gross margin............           --                  47          --        47          94
                               -------            -------      -------  -------    --------
Operating costs and
 expenses:
 Research and
  development...........           466              5,181          649    2,259       7,906
 Research and
  development to related
  party.................           243              1,182          213      262       1,687
 Selling, general and
  administrative........           585              2,178          394    1,039       3,802
 Non-cash charges
  related to stock based
  compensation..........           149                865           98    1,132       2,146
                               -------            -------      -------  -------    --------
 Total operating
  expenses..............         1,443              9,406        1,354    4,692      15,541
                               -------            -------      -------  -------    --------
 Loss from operations...        (1,443)            (9,359)      (1,354)  (4,645)    (15,447)
Interest income.........           121                678           74      287       1,086
Interest expense........           --                (27)           (4)     (21)        (48)
                               -------            -------      -------  -------    --------
 Net loss...............        (1,322)            (8,708)      (1,284)  (4,379)    (14,409)
Accretion of cumulative
 dividend on Series B
 convertible preferred
 stock..................           --                 602          --       326         928
                               -------            -------      -------  -------    --------
Net loss applicable to
 common stockholders....       $(1,322)           $(9,310)     $(1,284) $(4,705)   $(15,337)
                               =======            =======      =======  =======    ========
Basic and diluted net
 loss per common share..       $ (0.36)           $ (1.76)     $ (0.28) $ (0.71)
Shares used in computing
 basic and diluted net
 loss per common share..         3,655              5,291        4,587    6,604
Pro forma basic and
 diluted net loss per
 common share
 (unaudited)............                          $ (0.37)              $ (0.14)
Shares used in computing
 pro forma basic and
 diluted net loss per
 common share
 (unaudited)............                           23,771                30,653

                                                    As of December 31,   As of
                                                    ------------------ March 31,
                                                      1998     1999      2000
                                                    ------------------ ---------
                                                           (in thousands)
Balance Sheet Data:
Cash, cash equivalents and investments............. $  7,975 $  18,933  $41,141
Working capital....................................    7,664    15,921   39,166
Total assets.......................................    8,283    22,463   45,000
Equipment loan, net of current portion.............       83       189      611
Stockholders' equity...............................    7,749    20,728   42,709

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Financial Data" and our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

   DURECT Corporation is pioneering the treatment of chronic diseases and conditions by developing and commercializing pharmaceutical systems to deliver the right drug to the right place in the right amount at the right time. These capabilities can enable new drug therapies or optimize existing therapies based on a broad range of compounds, including small molecule pharmaceuticals as well as biotechnology molecules such as proteins, peptides and genes.

   From our inception in February 1998 through December 31, 1998, we were engaged in negotiating a licensing agreement with ALZA Corporation to gain specified rights to use its DUROS system, raising capital, recruiting scientific and management personnel and commencing research and development activities. In late 1998, we filed an investigational new drug application relating to our first product, DUROS sufentanil, a DUROS-based pharmaceutical system for the treatment of chronic pain. In 1999, we began a Phase I clinical trial for DUROS sufentanil using an external pump to test the safety of continuous chronic infusion of this drug, initiated the development of a spinal hydromorphone product, and initiated the research and development of other products based on the DUROS system. Through March 31, 2000, we financed operations primarily through the sale of private equity securities, resulting in net proceeds of approximately $53.2 million.

   We have incurred significant net losses and negative cash flows from operations since our inception. As of March 31, 2000, we had an accumulated deficit of $15.3 million.

   Our expenses have primarily been the result of research and development activities, and general and administrative costs associated with our operations. Research and development expenses consist of salaries and related expenses for research and development personnel, contract research and development services, supplies and a portion of overhead operating expenses. We expense all of our research and development costs as they are incurred. We expect our research and development expenses to increase in the future as we expand clinical trials and research and development activities. Selling, general and administrative expenses consist primarily of salaries and related expenses for administrative, finance, sales and executive personnel, legal, accounting and other professional fees and overhead operating expenses. To support our research and development activities, we also expect to increase our selling, general and administrative expenses. We do not anticipate revenues from our pharmaceutical systems, should they be approved, for at least several years. We also expect to incur substantial non-cash expenses relating to stock-based compensation. As a result of these factors, we expect to incur significant losses and negative cash flow for the foreseeable future.

   In October 1999, we acquired substantially all of the assets of IntraEAR, Inc, a developer and marketer of catheters that permit controlled fluid delivery to the round window membrane of the ear for the treatment of ear disorders. The total purchase price consisted of 325,023 shares of Series B-1 preferred stock and $320,000 in cash. The acquisition was accounted for using the purchase method of accounting. As a result of this acquisition, we recorded approximately $1.5 million of intangible assets, which will be amortized over 2 to 6 years. From the time of the acquisition through December 31, 1999, our sales of catheters resulted in revenues of $86,000. We do not anticipate that revenues derived from catheter sales will increase significantly in the near future. In the future, we may research and develop products that incorporate technology acquired from IntraEAR.

   In April 2000, we acquired from ALZA the ALZET product and assets used primarily in the manufacture, sale and distribution of this product. This acquisition provides us with an ongoing business making and selling this product worldwide. The total purchase price consisted of approximately $7.7 million in cash, $1.9 million of which is to be paid over twelve months. The acquisition will be accounted for using the purchase method.

   In April 2000, we amended our development and commercialization agreement with ALZA. The amendments included a reduction in product royalties and upfront payments to ALZA by us under the agreement. In addition, ALZA's option to distribute the DUROS sufentanil product was amended to cover only the U.S. and Canada instead of worldwide. As consideration, ALZA received 1,000,000 shares of our common stock and a warrant to purchase 1,000,000 shares of our common stock at an exercise price equal to the price at which our common stock is sold in this offering.

Limited Operating History

   We have a limited history of operations and anticipate that our quarterly results of operations will fluctuate for the foreseeable future. We believe that period-to-period comparisons of our operating results should not be relied upon as predictive of future performance. Our prospects must be considered in light of the risks, expenses and difficulties encountered by companies at an early stage of development, particularly companies in new and rapidly evolving markets such as pharmaceuticals, drug delivery, and biotechnology. To address these risks, we must, among other things, obtain regulatory approval for and commercialize our products, which may not occur. We may not be successful in addressing these risks and difficulties. We may require additional funds to complete the development of our products and to fund operating losses to be incurred in the next several years.

Results of Operations

   Three months ended March 31, 2000 compared to the three months ended March 31, 1999

   Revenue. Net revenues were $83,000 for the three months ended March 31, 2000. Prior to the acquisition of substantially all the assets of IntraEAR, Inc. on October 1, 1999, we did not have revenues. All of the net revenue for the three months ended March 31, 2000 was from the sale of our ear catheter products. In the near future, we do not intend to increase our efforts to sell and market these products and as such do not anticipate that revenues derived from them will increase significantly. We anticipate revenues to increase in the future as a result of our acquisition of the ALZET product line.

   Research and Development. Research and development expenses increased to approximately $2.5 million for the three months ended March 31, 2000, from approximately $862,000 for the three months ended March 31, 1999. The increase was attributable to increases in contract research and development services, research and development personnel and related payroll, and clinical activity for our clinical trials relating to DUROS sufentanil. As of March 31, 2000, we had 28 research and development employees compared with 7 as of March 31, 1999. We expect research and development expenses to increase as we continue clinical trials for DUROS sufentanil, continue to hire research and development personnel, and develop other products.

   In addition, we expect research and development expenses to continue to increase in order to meet minimum product funding requirements under our license agreement with ALZA. To maintain our rights under this agreement, we must spend minimum amounts each year on product development, with the amount and duration of funding in each field varying over time. For our two products currently in development, we are required to fund each in the amount of at least $3.0 million per year until the time of commercialization. Funding requirements to maintain rights to additional products begin in 2001. The future minimum annual product funding requirements for all fields of use are as follows:

                                                                  (in thousands)
       Year ended December 31,                                    --------------
         2000....................................................    $ 6,000
         2001....................................................      8,000
         2002....................................................     13,000
         2003....................................................     14,000
         2004*...................................................     17,000
                                                                     -------
         Total minimum funding required..........................    $58,000
                                                                     =======

--------

* Funding requirements after 2004 are to be mutually agreed upon by us and ALZA.

   Selling, General and Administrative. Selling, general and administrative expenses increased to approximately $1.0 million for the three months ended March 31, 2000, from approximately $394,000 for the three months ended March 31, 1999. The increase was primarily due to an increase in selling, general and administrative personnel and related expenses necessary to support our growth. As of March 31, 2000, we had 13 selling, general and administrative personnel compared with 7 as of March 31, 1999. We expect general and administrative expenses to continue to increase as we increase the number of personnel and related resources required to be a public company and support our growth. Additionally, we expect selling expenses to increase as we begin to sell the ALZET product.

   Stock-Based Compensation. Stock-based compensation was $1.1 million for the three months ended March 31, 2000, and $98,000 for the three months ended March 31, 1999. Of these amounts, employee stock compensation related to the following: research and development expenses of $605,000 for the three months ended March 31, 2000, and $38,000 for the three months ended March 31, 1999; and selling, general and administrative expenses of $281,000 for the three months ended March 31, 2000, and $60,000 for the three months ended March 31, 1999. Non-employee stock compensation related to research and development expenses and selling, general and administrative expenses and totaled $100,000 and $146,000, respectively, for the three months ended March 31, 2000. Expenses for non-employee stock options are recorded over the vesting period of the options, with the amount determined by the Black-Scholes option valuation method and remeasured over the vesting term.

   The remaining deferred stock compensation at March 31, 2000 was $5.4 million, which will be amortized as follows: $2.4 million for the nine months ending December 31, 2000, $1.7 million for the year ending December 31, 2001, $906,000 for the year ending December 31, 2002, and $349,000 for the year ending December 31, 2003. Termination of option holders could cause stock-based compensation in future years to be less than indicated. In April and May of 2000, we granted options to purchase 318,600 shares of common stock to our employees at an exercise price of $1.00 per share and options to purchase 10,000 shares of our common stock at an exercise price of $6.00. We anticipate that we will record additional deferred stock compensation related to these grants.

   Other Income (Expense). Interest income increased to approximately $287,000 for the three months ended March 31, 2000 from approximately $74,000 for the three months ended March 31, 1999. The increase in interest income was primarily attributable to higher average outstanding balances of cash and investments resulting from the sale of convertible preferred stock in July 1999 and March 2000. Interest expense was approximately $21,000 for the three months ended March 31, 2000 and $4,000 for the three months ended March 31, 1999. The increase in interest expense was primarily due to increased debt obligations under a loan. We expect interest expense to increase as we finance additional equipment under a capital lease.

   Year ended December 31, 1999 compared to the period from inception (February 6, 1998) to December 31, 1998

   Revenue. Following the acquisition of substantially all of the assets of IntraEAR, Inc. on October 1, 1999, we began selling catheters that permit controlled fluid delivery to the inner ear for the treatment of ear disorders. Since this acquisition, we have derived revenues from these products of approximately $86,000.

   Research and Development. Research and development expenses consist of salaries and related expenses for research and development personnel, contract research and development services, supplies and a portion of overhead operating expenses. Research and development expenses increased to approximately $6.4 million in 1999 from approximately $709,000 in 1998. The increase was attributable to increases in contract research and development services, research and development personnel and clinical activity for our Phase I trial relating to DUROS sufentanil. In 1999, research and development activities were initiated in other product areas.

   Selling, General and Administrative. Selling, general and administrative expenses consist primarily of salaries and related expenses for administrative, finance, sales and executive personnel, legal, accounting and other professional fees and overhead operating expenses. Selling, general and administrative expenses increased to approximately $2.2 million in 1999 from approximately $585,000 in 1998. The increase was primarily due to an increase in selling, general and administrative personnel and infrastructure to support our growth and other related expenses.

   Stock-Based Compensation. Stock-based compensation expense was $149,000 for the period from inception (February 1998) to December 31, 1998, and $865,000 for the year ending December 31, 1999. This compensation related to the following: research and development expenses of $46,000 in 1998 and $485,000 in 1999, and selling, general and administrative expenses of $103,000 in 1998 and $380,000 in 1999.

   Other Income (Expense). Interest income increased to approximately $678,000 in 1999 from approximately $121,000 in 1998. The increase in interest income was primarily attributable to higher average outstanding balance of cash and investments resulting from the sale of convertible preferred stock in July 1999. Interest expense was approximately $27,000 in 1999 as we initiated payments on debt obligations under an equipment loan.

Income Taxes

   We had federal and state net operating loss carryforwards of approximately $1.1 million at December 31, 1998 and approximately $9.2 million at December 31, 1999. The net operating losses and credit carryforwards will expire at various dates beginning in 2006 through 2019, if not utilized. Financial Accounting Standards Board Statement No. 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon available data, which includes our historical operating performance and the reported cumulative net losses in prior years, we have provided a full valuation allowance against our net deferred tax assets as the future realization of the tax benefit is not sufficiently assured. We intend to evaluate the realization of the deferred tax assets on a quarterly basis.

   The net operating loss carryforwards are subject to review by the Internal Revenue Service. Ownership changes, as defined in the Internal Revenue Code, may limit the amount of these tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of annual limitation is determined based on our value immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years.

Liquidity and Capital Resources

   Since inception, we have financed our operations primarily from the sale of our convertible preferred stock. From inception through March 31, 2000, we raised approximately $53.2 million, net of issuance costs, through convertible preferred stock financings. At December 31, 1999, we had cash, cash equivalents and investments totaling $18.9 million compared to $8.0 million at December 31, 1998. At March 31, 2000, we had cash, cash equivalents and investments totaling $41.1 million.

   Working capital at December 31, 1999 was approximately $15.9 million compared to $7.7 million at December 31, 1998. The increase was primarily attributable to the sale of Series B convertible preferred stock. This was partially offset by operating losses of $9.4 million and an increase in accounts payable and other current liabilities of $1.0 million. Working capital at March 31, 2000 was approximately $39.2 million. The increase was primarily attributable to the sale of Series C convertible preferred stock. This was partially offset by operating loss and increase in accounts payable and other current liabilities.

   We used approximately $7.3 million of cash for operations in 1999 compared to $885,000 in 1998. The increase was primarily attributable to increased operating losses, offset by increased noncash charges related to stock awards, depreciation and amortization. We used $3.1 million of cash for operations in the three months ended March 31, 2000 compared to $1.1 million in the three months ended March 31, 1999. The increase was primarily attributable to increased operating losses, offset by increased noncash charges related to stock awards, depreciation and amortization. We have used approximately $11.3 million of cash for operations since inception.

   We used approximately $16.2 million in 1999 for investing activities compared to approximately $62,000 in 1998. In 1999, we invested $1.0 million in equipment and leasehold improvements and $15.1 million in marketable debt securities. In 1998, we invested approximately $62,000 in equipment. We received $11.3 million of cash for investing activities in the three months ended March 31, 2000 and we used approximately $142,000 from investing activities in the three months ended March 31, 1999. In the three months ended March 31, 2000, we invested $416,000 in equipment and leasehold improvements and received $11.7 million from maturities of short-term investments. In the three months ended March 31, 1999, we invested $142,000 in equipment and leasehold improvements. We have used approximately $4.9 million of cash for investing activities since inception.

   We received approximately $19.3 million of cash from financing activities in 1999 compared to $8.9 million in 1998. In both years, cash received from financing activities was the result of the sale of convertible preferred stock. We received approximately $25.8 million in the three months ended March 31, 2000 and we received approximately $36,000 for financing activities in the three months ended March 31, 1999. The increase in cash provided by financing activities was due to the proceeds from the sale of preferred stock and an equipment loan. In April 2000, we financed the purchase of $223,000 of equipment with a lease. We have received approximately $54.0 million of cash from financing activities since inception.

   We anticipate that cash used in operating and investing activities will increase significantly in the future as we research, develop, and manufacture our products, and, as discussed above, meet our product funding requirements under our agreement with ALZA. We anticipate incurring capital expenditures of at least $5.5 million over the next 12 months to construct and equip our DUROS manufacturing facility. The amount and timing of these capital expenditures will depend on the success of clinical trials for our products. Assets relating to our manufacturing facilities will be amortized over their useful lives, which is generally between three and five years.

   We believe that our existing cash balances together with the net proceeds of this offering will be sufficient to finance our planned operations and capital expenditures through at least 18 months. We may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding. Accordingly, we may be required to raise additional capital through a variety of sources, including:

  .  the public equity market,

  .  private equity financing,

  .  collaborative arrangements; and

  .  public or private debt.

   There can be no assurance that additional capital will be available on favorable terms, if at all. If adequate funds are not available, we may be required to significantly reduce or refocus our operations or to obtain funds through arrangements that may require us to relinquish rights to certain of our products, technologies or potential markets, either of which could have a material adverse effect on our business, financial condition and results of operations. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities would result in ownership dilution to our existing stockholders.

   Our cash and investments policy emphasizes liquidity and preservation of principal over other portfolio considerations. We select investments that maximize interest income to the extent possible given these two constraints. We satisfy liquidity requirements by investing excess cash in securities with different maturities to match projected cash needs and limit concentration of credit risk by diversifying our investments among a variety of high credit-quality issuers.

Disclosure About Market Risk

   Our exposure to market risk is principally confined to our cash and investments that have maturities of less than two years. We maintain a non-trading investment portfolio of investment grade, liquid debt securities that limits the amount of credit exposure to any issue, issuer or type of instrument. The securities in our investment portfolio are not leveraged, are classified as available-for-sale and are therefore subject to interest rate risk. We do not use derivative instruments to hedge interest rate exposure. Due to nature of our investments, we believe we are not subject to material market risk.



Recent Accounting Pronouncements

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS
133. SFAS 133 requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through net income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in the other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the derivative's change in fair value will be immediately recognized in earnings. SFAS 133 is effective for our fiscal year ending December 31, 2001. We do not currently hold any derivatives and do not expect this pronouncement to materially impact the results of operations.

   In December 1999, the SEC issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, or SAB 101. SAB 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue in financial statements and specifically addresses revenue recognition for non-refundable technology access fees. We believe that our current revenue recognition principles comply with SAB 101, and thus do not expect the adoption to have a significant effect on results of operations.

    DURECT CORPORATION AND ALZET (A PRODUCT LINE OF ALZA CORPORATION)

       UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

   The following unaudited pro forma condensed combined financial statements have been prepared to give effect to the acquisition of the ALZET product line of ALZA Corporation (ALZET) by DURECT Corporation (DURECT) using the purchase method of accounting.

   The unaudited pro forma condensed combined balance sheet as of March 31, 2000 gives effect to the acquisition of the ALZET product line as if it had occurred on such date, and reflects the allocation of the purchase price to the ALZET assets acquired.

   The unaudited pro forma condensed combined statements of operations combine the historical statements of operations of DURECT and ALZET as if the acquisition had occurred at the beginning of the earliest period presented. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2000 combine the historical unaudited statements of operations of DURECT and ALZET for such period. It is expected that following the acquisition, DURECT will incur additional costs, which are expected to be significant to the combined results of operations, in connection with integrating the two companies. Integration costs are not included in the accompanying unaudited pro forma condensed financial statements.

   Unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the acquisition occurred at the beginning of the periods presented, nor is it necessarily indicative of future financial position or results of operations. These unaudited pro forma condensed combined financial statements are based upon the respective historical financial statements of DURECT and ALZET and do not incorporate, nor do they assume, any benefits from cost savings or synergies of the combined company.

                      PRO FORMA FINANCIAL INFORMATION

                       DURECT CORPORATION AND ALZET

           UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                              March 31, 2000

                              (in thousands)

                                 Historical                              Pro
                               ----------------  Pro forma              forma
                                DURECT   ALZET  Adjustments References Combined
                               --------  ------ ----------- ---------- --------
Assets
Current assets:
  Cash and cash equivalents..  $ 37,781  $  --    $(7,703)     (A)     $ 30,078
  Short-term investments.....     2,360     --        --                  2,360
  Accounts receivable........       116     401      (401)     (B)          116
  Inventory..................       169   2,765       332      (C)        3,266
  Prepaid expenses and other
   current assets............       420      93       (93)     (D)          420
                               --------  ------   -------              --------
    Total current assets.....    40,846   3,259    (7,865)               36,240


Property and equipment, net..     1,578     166       (50)     (E)        1,694
Intangible assets, net.......     1,320     --      4,490      (F)        5,810
Long-term investments........     1,000     --        --                  1,000
Other noncurrent assets......       256     --        --                    256
                               --------  ------   -------              --------
    Total assets.............  $ 45,000  $3,425   $(3,425)             $ 45,000
                               ========  ======   =======              ========


Liabilities and stockholders'
 equity
Current liabilities:
  Accounts payable...........  $    327  $   19   $   (19)     (G)     $    327
  Accrued liabilities........       592     263      (263)     (G)          592
  Accrued liabilities to
   related party.............       261     --        --                    261
  Accrued Issuance Cost......       256     --        --                    256
  Contract research
   liability.................        19     --        --                     19
Equipment loan, current
 portion.....................       225     --        --                    225
                               --------  ------   -------              --------
    Total current
     liabilities.............     1,680     282      (282)                1,680


Equipment loan, noncurrent
 portion.....................       611     --        --                    611


Commitments


Stockholders' equity:
  Preferred stock............         2     --        --                      2
  Common stock...............         1     --        --                      1
  Additional paid-in
   capital...................    63,765     --        --                 63,765
  Notes receivable from
   stockholders..............      (264)    --        --                   (264)
  Accumulated other
   comprehensive income......       (20)    --        --                    (20)
  Deferred compensation......    (5,438)    --        --                 (5,438)
  Deficit accumulated during
   the development stage.....   (15,337)    --        --                (15,337)
                               --------  ------   -------              --------
    Stockholders' equity.....    42,709     --        --                 42,709
                               --------  ------   -------              --------
    Net contribution from
     ALZA corporation........       --    3,143    (3,143)     (H)          --
    Total liabilities and
     stockholders' equity....  $ 45,000  $3,425   $(3,425)             $ 45,000
                               ========  ======   =======              ========

   See accompanying notes to unaudited pro forma condensed combined financial statements.

                       DURECT CORPORATION AND ALZET

      UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

                     Three Months Ended March 31, 2000

                   (in thousands, except per share data)

                                                                          Pro
                                                  Pro forma              forma
                                DURECT   ALZET   Adjustments References Combined
                                -------  ------  ----------- ---------- --------
Revenue, net..................  $    83  $1,074     $  --               $ 1,157
Cost of goods sold............       36     562        --                   598
                                -------  ------     -----               -------
Gross margin..................       47     512        --                   559
                                -------  ------     -----               -------
Operating expenses:
  Research and development....    2,259      14        --                 2,273
  Research and development to
   related party..............      262      --        --                   262
  Selling, general and
   administration.............    1,039     310        --                 1,349
  Amortization of purchased
   intangible assets..........       --      --       204       (I)         204
  Stock-based compensation....    1,132      --        --                 1,132
                                -------  ------     -----               -------
    Total operating expenses..    4,692     324       204                 5,220
                                -------  ------     -----               -------
Income (loss) from
 operations...................   (4,645)    188      (204)               (4,661)


Other income (expense):
  Interest income.............      287      --        --                   287
  Interest expense............      (21)     --        --                   (21)
  Income tax provision........       --     (75)       75       (J)          --
                                -------  ------     -----               -------
Net other income (expense)....      266     (75)       75                   266
                                -------  ------     -----               -------
Net Income (loss).............   (4,379) $  113     $(129)              $(4,395)
                                =======  ======     =====               =======
Accretion of cumulative
 dividends on Series B
 convertible preferred stock..      326                                     326
                                -------                                 -------
Net loss attributable to
 common stockholders..........  $(4,705)                                $(4,721)
                                =======                                 =======
Net loss per common share,
 basic and diluted............  $ (0.71)                                $ (0.71)
                                =======                                 =======
Shares used in computing basic
 and diluted net loss per
 share........................    6,604                                   6,604
Pro forma net loss per share,
 basic and diluted............  $ (0.14)                                $ (0.14)
                                =======                                 =======
Shares used in computing pro
 forma net loss per share.....   30,653                                  30,653
                                =======                                 =======

   See accompanying notes to unaudited pro forma combined condensed financial statements.

                       DURECT CORPORATION AND ALZET

      UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

                       Year Ended December 31, 1999

                   (in thousands, except per share data)

                                                                         Pro
                                                 Pro forma              forma
                               DURECT   ALZET   Adjustments References Combined
                               -------  ------  ----------- ---------- --------
Revenue, net.................  $    86  $3,847     $ --                $ 3,933
Cost of goods sold...........       39   1,131       --                  1,170
                               -------  ------     ----                -------
Gross margin.................       47   2,716       --                  2,763
                               -------  ------     ----                -------
Operating expenses:
  Research and development...    5,181     347       --                  5,528
  Research and development to
   related party.............    1,182      --       --                  1,182
  Selling, general and
   administration............    2,178   1,112                           3,290
  Amortization of purchased
   intangible assets.........       --      --      816        (I)         816
  Stock-based compensation...      865      --                             865
                               -------  ------     ----                -------
    Total operating
     expenses................    9,406   1,459      816                 11,681
                               -------  ------     ----                -------
Income (loss) from
 operations..................   (9,359)  1,257     (816)                (8,918)
Other income (expense):
  Interest income............      678      --       --                    678
  Interest expense...........      (27)     --       --                    (27)
  Income tax provision.......       --    (503)     503        (J)          --
                               -------  ------     ----                -------
Net other income (expense)...      651    (503)     503                    651
                               -------  ------     ----                -------
Net Income (loss)............   (8,708) $  754     (313)                (8,267)
                               =======  ======     ====                =======
Accretion of cumulative
 dividends on Series B
 convertible preferred stock       602                                     602
                               -------                                 -------
Net loss attributable to
 common stockholders.........  $(9,310)                                $(8,869)
                               =======                                 =======
Net loss per common share,
 basic and diluted...........  $ (1.76)                                $ (1.68)
                               =======                                 =======
Shares used in computing
 basic and diluted net loss
 per share...................    5,291                                   5,291
Pro forma net loss per share,
 basic and diluted...........  $ (0.37)                                $ (0.35)
                               =======                                 =======
Shares used in computing pro
 forma net loss per share....   23,771                                  23,771
                               =======                                 =======

   See accompanying notes to unaudited pro forma combined condensed financial statements.

    DURECT CORPORATION AND ALZET (A PRODUCT LINE OF ALZA CORPORATION)

                       NOTES TO UNAUDITED PRO FORMA

                 CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1

   The unaudited pro forma condensed combined financial statements reflect the purchase of the ALZET product line and certain assets used primarily in the manufacture, sale and distribution of this product. The total purchase price consisted of $7,703,000 in cash, of which $1.9 million is to be paid over twelve months, and included $120,000 of transaction costs, consisting primarily of legal, accounting, and valuation fees.

   Based upon a preliminary valuation of tangible and intangible assets acquired, DURECT has allocated the total cost of the acquisition to the ALZET assets as follows (in thousands):

                                                                     March 31,
                                                                       2000
                                                                     ---------
   Tangible assets acquired.........................................  $3,213
   Intangible assets-assembled workforce, customer lists, and
    goodwill........................................................   2,950
   Completed technology.............................................   1,540
                                                                      ------
                                                                      $7,703
                                                                      ======

Note 2

   The pro forma condensed combined balance sheet includes the adjustments necessary to give effect to the acquisition as if it had occurred on March 31, 2000 and to reflect the allocation of the acquisition cost to the fair value of tangible and intangible assets acquired as noted above, including the elimination of ALZET's equity account. Adjustments included in the pro forma condensed combined balance sheet are summarized as follows (in thousands):

    (A) Total consideration paid for the ALZET product line and certain assets.

    (B) Elimination of the ALZET accounts receivable.

    (C) Fair value adjustment to the ALZET inventory.

    (D) Elimination of the ALZET prepaid expenses and other current assets.

    (E) Valuation of the ALZET property and equipment.

    (F) Valuation of the ALZET intangible assets of $4,490.

    (G) Elimination of the ALZET accounts payable of $19 and accrued liabilities of $263.

    (H) Elimination of the ALZET equity accounts.

Note 3

   The pro forma condensed combined statements of operations include the adjustments necessary to give effect to the acquisition as if it had occurred on January 1, 1999. Adjustments included in the pro forma condensed combined statements of operations are summarized as follows:

    (I) Amortization of purchased intangible assets.

    (J) Elimination of income tax provision.

   Amortization of acquired intangible assets is calculated using the following estimated useful lives:

   Assembled workforce.................................................. 4 years
   Goodwill............................................................. 6 years
   Customer lists....................................................... 4 years
   Completed technology................................................. 6 years
   Trade name........................................................... 6 years

                                   BUSINESS

Overview

   We are pioneering the treatment of chronic diseases and conditions by developing and commercializing pharmaceutical systems to deliver the right drug to the right place in the right amount at the right time. Our pharmaceutical systems combine engineering innovations and delivery technology from the medical device and drug delivery industries with our proprietary pharmaceutical and biotechnology drug formulations. By integrating these technologies, we are able to control the rate and duration of drug administration as well as target the delivery of the drug to its intended site of action, allowing our pharmaceutical systems to meet the special challenges associated with treating chronic diseases or conditions. Our pharmaceutical systems can enable new drug therapies or optimize existing therapies based on a broad range of compounds, including small molecule pharmaceuticals as well as biotechnology molecules such as proteins, peptides and genes. Our initial portfolio of products combine the DUROS technology, a proven and patented drug delivery platform licensed for specified fields of use from ALZA Corporation, with drugs for which data on medical efficacy and safety are available.

   Our pharmaceutical systems are suitable for providing long-term drug therapy because they store highly concentrated, stabilized drugs in a small volume and can protect the drug from degradation by the body. This, in combination with our ability to continuously deliver precise and accurate doses of a drug, allows us to extend the therapeutic value of a wide variety of drugs, including those which would otherwise be ineffective, too unstable, too potent or cause adverse side effects. Delivering the drug directly to the intended site of action can also improve efficacy while minimizing unwanted side effects elsewhere in the body, which often limit the long-term use of many drugs. Our pharmaceutical systems can thus provide better therapy for chronic diseases or conditions by replacing multiple injection therapy or oral dosing, improving drug efficacy, reducing side effects and ensuring dosing compliance. Our pharmaceutical systems can improve patients' quality of life by eliminating more repetitive treatments, reducing dependence on caregivers and allowing them to lead more independent lives.

   We are currently developing pharmaceutical systems based on the DUROS technology in a variety of therapeutic areas, including chronic pain, central nervous system disorders, cardiovascular diseases and inner ear disorders. The DUROS technology is a miniature drug-dispensing pump that releases minute quantities of concentrated drug formulations in a continuous, consistent flow over months or years using an osmotic engine. The miniature pump, made out of titanium, can be as small as a wooden matchstick and can be implanted under the skin. Beyond the DUROS technology, we intend to develop other technologies consistent with our objective of delivering the right drug to the right place in the right amount at the right time.

   Our lead product is for the treatment of chronic pain and combines the DUROS technology with a proprietary formulation of sufentanil, a potent opioid currently used in hospitals as an anesthetic. We completed an initial Phase I trial in November 1999 using an external pump to test the safety of continuous chronic infusion of the drug. We intend to commence a pharmacokinetic study and a Phase II human clinical trial in late 2000. Following this trial, we intend to complete the final commercial design of this product. This product is aimed at the approximately $1 billion market for the treatment of chronic pain and will compete with oral opioids, analgesic patches and external and implantable infusion pumps. We are also researching and developing pharmaceutical systems based on the DUROS technology in a variety of other therapeutic areas, including central nervous system disorders, cardiovascular disease and inner ear disorders.

   Our second product in development is designed to target the delivery of hydromorphone via a catheter directly to its intended site of action in the central nervous system for the treatment of end-stage cancer pain. Hydromorphone is an opioid approved for use as an analgesic. We will be conducting pre-clinical studies for this product in mid-2000.

Industry Background

   Chronic Diseases and Conditions

   Although the pharmaceutical, biotechnology and medical device industries have played key roles in increasing life expectancy and improving health, many chronic, debilitating diseases continue to be inadequately addressed with current drugs or medical devices. Cardiovascular disease, cancer, neurodegenerative diseases, diabetes, arthritis, epilepsy and other chronic diseases claim the lives of millions of Americans each year. These illnesses are prolonged, are rarely cured completely, and pose a significant societal burden in mortality, morbidity and cost. The Centers for Disease Control estimates that the major chronic diseases are responsible for approximately 70% of all deaths in the U.S., and medical care costs for these conditions totaled more than $400 billion annually. Currently, more than 60% of total health care spending in the U.S. is devoted to the treatment of chronic diseases. Demographic trends suggest that, as the U.S. population ages, the cost of treating chronic disease as a proportion of total health care spending will increase.

   Current Approaches to Treatment

   Drugs are available to treat many chronic diseases, but harmful side effects can limit prolonged treatment. In addition, patients with chronic diseases commonly take multiple medications, often several times a day, for the remainder of their lives. If patients fail to take drugs as prescribed, they often do not receive the intended benefits or may experience side effects which are harmful or decrease quality of life. These problems become more common as the number of drugs being taken increases, the regimen of dosing becomes more complicated, or the patient ages or becomes cognitively impaired. It is estimated that only half of prescribed medicines are taken correctly.

   The Pharmaceutical Industry. The pharmaceutical industry has traditionally focused on the chemical structure of small molecules to create drugs that can treat diseases and medical conditions. The ability to use these molecules as drugs is based on their potency, safety and efficacy. Therapeutic outcome and ultimately the suitability of a molecule as a drug depends to a large extent on how it gets into the body, distributes throughout the body, reacts with its intended site of action and is eliminated from the body. However, small molecules act at locations throughout the body and are often accompanied by unwanted side effects.

   Most drugs require a minimum level in blood and tissues to have significant therapeutic effects. Above a maximum level, however, the drug becomes toxic or has some unwanted side effects. These two levels define the therapeutic range of the drug. With oral dosing and injections, typically a large quantity of drug is administered to the patient at one time, which results in high blood levels of drug immediately after dosing. Because of these high levels, the patient can be over-medicated during the period immediately following dosing, resulting in wasted drug and possible side effects. Due to distribution processes and drug clearance, the blood level of drug falls as time elapses from the last dose. For some duration, the patient is within the desired therapeutic range of blood levels. Eventually, the blood level of drug falls sufficiently such that the patient becomes under-medicated and experiences little or no drug effect until the next dose is administered.

                          [INJECTION-INFUSION GRAPH]

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

   When drugs are administered orally, transdermally or by injection, they are absorbed into the systemic circulation and distributed throughout the body. Because the drug is dispersed throughout the body, relatively large quantities are necessary to create the desired effect at the intended site of action. In addition, systemic administration of drugs in this fashion may result in unwanted side effects, because the drug has access to many tissues and organs in the body other than the intended site of action.

   The Biotechnology Industry. Over the past twenty years, the biotechnology revolution and the expanding field of genomics have led to the discovery of huge numbers of proteins and genes. Tremendous resources have been committed in the hope of developing drug therapies that would better mimic the body's own processes and allow for greater therapeutic specificity than is possible with small molecule drugs. Unfortunately, this huge effort has led to only a limited number of therapeutic products. The proteins and genes identified by the biotechnology industry are large, complex, intricate molecules, and many are unsuitable as drugs. If these molecules are given orally, they are often digested before they can have an effect; if given by injection, they may be destroyed by the body's natural processes before they can reach their intended sites of action. The body's natural elimination processes require frequent, high dose injections that may result in unwanted side effects. As a result, the development of biotechnology molecules for the treatment of human diseases has been limited.

   The Drug Delivery Industry. In the last thirty years, a multibillion dollar drug delivery industry has developed on the basis that medicine can be improved by delivering drugs to patients in a precise, controlled fashion. Several commercially successful oral controlled release products, transdermal controlled release patches, and injectable depot formulations have been developed. These products demonstrate that the delivery system can be as important to the ultimate therapeutic value of a pharmaceutical product as the drug itself. However, to date, most drug delivery products deliver drug systemically and do not target delivery to the intended site of action. In addition, drug delivery products are generally limited in duration and therefore may be less desirable for treating chronic diseases.

   The Medical Device Industry. Advances in the field of medical device technology have dramatically improved device miniaturization and sophistication and allowed minimally invasive surgical access to remote locations within the body. For example, a coronary bypass patient can be treated with a stent in a procedure with a relatively short recovery, rather than with major surgery. Most devices, however, apply only mechanical solutions, rather than addressing chemical or biological mechanisms of disease.

The DURECT Solution: Pharmaceutical Systems

   We are pioneering the treatment of chronic diseases and conditions by developing and commercializing pharmaceutical systems that will deliver the right drug to the right place in the right amount at the right time. By integrating chemistry and engineering advancements, we can achieve what drugs or devices alone cannot. Our pharmaceutical systems enable optimized therapy for a given disease or patient population by controlling the rate and duration of drug administration as well as targeting the delivery of the drug to its intended site of action.

  . The Right Drug: By precisely controlling the dosage and targeting delivery to a specific site, we can expand the therapeutic use of compounds that otherwise would be too potent to be administered systemically, do not remain in the body long enough to be effective, or have significant side effects when administered systemically. This flexibility allows us to work with a variety of drug candidates including small molecules, proteins, peptides or genes.

  . The Right Place: We draw on innovations in the medical device industry to enhance our products. With precise placement of proprietary microcatheters, we can design our pharmaceutical systems to deliver drugs directly to the intended site of action. This can ensure that the drug reaches the target tissue in effective concentrations, eliminates many side effects caused by delivery of drug to unintended sites in the body, and may reduce the total amount of drug administered to the body.

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

  . The Right Amount: Our pharmaceutical systems can automatically deliver drug dosages continuously within the desired therapeutic range for the duration of the treatment period, for up to one year, without the fluctuations in drug levels associated with pills or injections.

                           [GRAPH AND INFUSION LINE]

     This can reduce side effects, eliminate gaps in drug therapy, conveniently ensure accurate dosing and patient compliance, and may reduce the total amount of drug administered to the body.

  . The Right Time: Our pharmaceutical systems technology allows drugs to be delivered automatically without intervention of the patient or care-giver. In addition to reducing the cost of care, continuous drug therapy frees the patient from repeated treatment or hospitalization, improving convenience and quality of life. Our systems are well-suited for treating chronic, debilitating diseases such as chronic pain, cancer, heart disease, and neurodegenerative diseases that last for months or years. We believe that it is more effective to treat chronic diseases with continuous, long-term therapy than with alternatives such as multiple injections that create short-term effects. Because our pharmaceutical systems are designed to operate automatically, patient compliance is assured.

DURECT Pharmaceutical Systems Technology

   The technological foundation of our initial products is the DUROS implant technology, coupled with proprietary catheter and drug formulation technology. The DUROS system is a miniature drug-dispensing pump made out of titanium which can be as small as a wooden matchstick. We have licensed the DUROS technology for specified fields of use from ALZA. The potential of the DUROS technology as a platform for providing drug therapy was recently demonstrated by the Food and Drug Administration's approval in March 2000 of ALZA's Viadur (leuprolide acetate implant), a once-yearly implant for the palliative treatment of prostate cancer, the first approved product to incorporate the DUROS implant technology. By leveraging this proven technology, we believe we can reduce our development risk and more rapidly introduce new products to the market.

                         [CROSS SECTION OF DUROS PUMP]

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

   Most of the volume of the DUROS system will contain our proprietary drug formulation. The DUROS pump operates like a miniature syringe. Through osmosis, water from the body is slowly drawn through a semi-permeable membrane into the pump by salt residing in the engine compartment. This water fills the engine compartment and slowly and continuously pushes a piston to dispense minute amounts of drug formulation from the drug reservoir. The osmotic engine does not require batteries, switches or other electromechanical parts in order to operate. The amount of drug delivered by the system is regulated by the semi-permeable membrane's control of the rate of body water entering the engine compartment and the concentration of the drug formulation.

   The DUROS system has performance characteristics that cannot be matched by drug delivery pumps on the market today. First, the engine can generate sufficient pressure to deliver highly concentrated and viscous formulations. Second, the system can be engineered to deliver a drug formulation at the desired dosing rate with a high degree of precision, to less than 1/100th of a drop per day on a continuous basis. The titanium shell of the DUROS system protects the drug formulation from degradation by enzymes and clearance processes within the body. As a result, the DUROS system can store drugs for up to one year as they are being released into the body.

   The DUROS system can be used for therapies requiring systemic or site-specific administration of drug. To deliver drugs systemically, the DUROS system is placed just under the skin, for example in the upper arm, in an outpatient procedure that is completed in just a few minutes using local anesthetic. Removal or replacement of the product is also a simple, quick procedure completed in the doctor's office.

   To deliver drug to a specific site, we are developing proprietary miniaturized catheter technology that can be attached to the DUROS system to direct the flow of drug directly to the target organ, tissue or synthetic medical structure, such as a graft. Site specific delivery enables a therapeutic concentration of a drug to be present at the desired target without exposing the entire body of the patient to a similar dose. The precision, size and performance characteristics of the DUROS system will allow for continuous site-specific delivery to a variety of precise locations within the body.

   By concentrating drug in proprietary formulations, we can store enough drug in our pharmaceutical systems to dose a patient for extended periods of time, for up to one year. Our proprietary formulations of traditional small molecule drugs are much more concentrated than those currently available on the market. Concentrated formulations allow our pharmaceutical systems to be significantly smaller than alternative drug delivery systems available today. We also believe that we can keep these formulations chemically and physically stable for extended periods of time at body temperature. Our formulation expertise, combined with the protection provided by the reservoir of the DUROS system, may allow for the stable storage and delivery of proteins, peptides, and other large molecule agents in a long-term continuous fashion, thus enabling the full therapeutic potential of a wide range of biotechnology compounds.

DURECT Strategy

   Our objective is to develop and commercialize pharmaceutical systems that address significant medical needs and improve patients' quality of life. To achieve this objective, our strategy includes the following key elements:

   Focus on Chronic Debilitating Medical Conditions. Many of the diseases that present the greatest challenges to medicine are chronic, debilitating diseases such as chronic pain, central nervous system disorders, cardiovascular disorders, cancer, degenerative neurological diseases and ear disorders. Our initial efforts will focus on using the versatile DUROS platform technology to develop products that address these diseases.

   Minimize Product Development Risk and Speed Time-to-Market. Initially, we intend to minimize product development risk and speed time-to-market by using the proven DUROS platform to administer drugs for which medical data on efficacy and safety are available. This strategy reduces much of the development risk

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

that is inherent in traditional pharmaceutical product discovery. We anticipate that we can expand the medical usefulness of existing well-characterized drugs in several ways:

  . expand uses or create new uses for existing drugs with clear safety profiles;

  . create new uses for drugs which were previously thought to be too potent to be used safely; and

  .  enhance drug performance by minimizing side effects.

   We anticipate that our products can be more rapidly developed at lower cost than comparable products that are developed purely based on chemical solutions to the problems of efficacy, side effects, stability and delivery of the active agent. This allows us to use potent agents that would otherwise not be available as therapies to treat chronic diseases. It also allows us to innovate more rapidly in the development of products and to respond to market feedback by optimizing our existing products or developing line extensions that address new market needs.

   Enable the Development of Pharmaceutical Systems Based on Biotechnology and Other New Compounds. We believe there is a significant opportunity for pharmaceutical systems to add value to therapeutic medicine by administering biotechnology products, such as proteins, peptides and genes. We believe our technology will improve the specificity, potency, convenience and cost-effectiveness of proteins, genes and other newly discovered drugs. Our systems can enable these compounds to be effectively administered, thus allowing them to become viable medicines. We can address the stability and storage needs of these compounds through our advanced formulation technology and package them in a suitable pharmaceutical system for optimum delivery. Through continuous administration, the DUROS system may eliminate the need for multiple injections of these drugs. In addition, through the use of our proprietary miniature catheter technology, proteins and genes can be delivered to specific tissues for extended periods of time, thus ensuring that large molecule agents are present at the desired site of action and minimizing the potential for adverse side effects elsewhere in the body.

   Expand Our Technology Platforms. In addition to the DUROS technology, we will continue to develop, license and acquire other technologies consistent with our objective of delivering the right drug to the right place in the right amount at the right time. For example, in our October 1999 acquisition of IntraEAR, we acquired proprietary products and intellectual property that allow for continuous delivery of fluids to treat inner and middle ear disorders. We have and expect to continue to license or acquire technology from others that will complement our core capabilities.

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

Product Development Programs

   Our pharmaceutical systems are designed to provide improved treatment efficacy with a high level of precision and quality. Our development efforts are focused on the application of our pharmaceutical systems technologies to potential products in the broad areas of focus set forth in the following table:

                                    Delivery
 Area of Focus         Drug          Method           Indications               Status
----------------  --------------- ------------- ----------------------- -----------------------
 . Chronic Pain    . Sufentanil    . Systemic    . Opioid-Responsive     . Initial Phase I trial
                                                  Chronic Malignant       completed;
                                                  and Non-Malignant       Phase II trial
                                                  Pain                    expected to
                                                                          commence late 2000
 . Central         . Hydromorphone . Targeted    . Cancer Pain           . Preclinical Stage
  Nervous
 System           . Others                      . Others in Development . Research Stage
 Disorders
 . Ear Disorders   . Gentamycin    . Targeted    . Meniere's Disease     . Preclinical Stage
                  . Others                      . Others in Development . Research Stage
 . Cardiovascular  . Various       . Targeted    . Various               . Research Stage
  Diseases
 . Vascular Graft  . Various       . Targeted    . Various               . Research Stage
 . Cancer          . Various       . Targeted or . Various               . Research Stage
  Immunotherapy                     Systemic

   Chronic Pain

   Market Opportunity. Chronic pain, defined as pain lasting 6 months or longer, is a significant problem associated with chronic diseases, including cancer and various neurological and skeletal disorders. Chronic nonmalignant pain affects as many as 34 million Americans annually. In addition, the National Cancer Institute estimates that 8.4 million Americans alive today have a history of cancer. About 1.2 million new cancer cases are expected to be diagnosed in 2000, and about 50%-70% of cancer patients experience chronic pain during the course of the disease. Sales of opioids for the treatment of chronic malignant and nonmalignant pain are approximately $1 billion. With our lead product, DUROS sufentanil, we intend to target patients with chronic pain that is stable and opioid responsive and results from a variety of causes. Sufentanil is an off-patent, highly potent opioid that is currently used in hospitals as an anesthetic. This product will provide an alternative to current therapies for the treatment of chronic pain, as well as ensuring improved patient compliance and convenience.

   Development Strategy. We are developing a subcutaneous, implantable DUROS-based system that delivers sufentanil systemically at a constant rate for 3 months. We will develop a family of dosage strengths, tailored to meet market needs. An initial Phase I trial using an external pump to test the safety of continuous chronic infusion of the drug was completed in 1999. Pharmacokinetic and Phase II human clinical trials are planned to commence in late 2000. Following these trials, we intend to complete the commercial design of this product. These trials are designed to develop data in support of dose selection for later trials and commercial use as well as data to guide physicians in converting patients from previous therapies to the DUROS sufentanil implant.

   Central Nervous System Disorders

   Market Opportunity. Millions of people suffer from chronic diseases and disorders of the central nervous system, including brain and spinal cord tumors, epilepsy, spasticity, spinal meningitis, Parkinson's disease, multiple sclerosis and back disorders. Opportunities exist to apply our pharmaceutical systems for treatment of these disorders. The first central nervous system disorder we will address is end-stage cancer pain. Roughly 550,000 people in the U.S. will die from cancer and cancer-related complications this year. It is estimated that over half of terminal cancer patients experience severe, chronic pain. Infusion of opiates into the spinal fluid has become accepted medical therapy in patients who find high dose oral or transdermal opioids ineffective or who experience side effects that make systemic therapy unacceptable. This method of delivery increases analgesic potency and reduces side effects. However, patients with cancer pain are often not treated with this therapeutic regimen because currently available implantable spinal infusion pumps are only approved for patients with life expectancies of three months or more. Furthermore, external infusion pumps are inconvenient and expose a patient to a risk of infection. A need exists for a minimally invasive, spinal infusion device that has improved cost benefit for end-stage cancer patients with chronic pain.

   Development Strategy. Our strategy is to develop an infusion system that can deliver hydromorphone into the spinal fluid via a catheter. This product will be considerably smaller and less invasive than currently available spinal infusion pumps. Hydromorphone is an opioid that has been approved for treatment of pain. Pre-clinical prototypes of this device are currently being designed and tested. We anticipate that initial clinical trials with this device will begin in 2001 and will focus on determining its safety, efficacy and tolerability in cancer patients with 3 months or less to live.

   Middle and Inner Ear Disorders

   Market Opportunity. Inner ear disorders, including tinnitus, hearing loss and Meniere's disease impact the lives of millions of people worldwide. Opportunities may exist to treat these inner ear disorders through continuous low dose application of drug. For example, Meniere's disease is a debilitating inner ear disorder characterized by vertigo, tinnitus, fluctuating hearing loss and aural pressure. In the U.S., it is estimated that Meniere's disease afflicts at least 3 million people with 100,000 new cases being diagnosed each year. Current first line treatments include vestibular suppressants, diet modifications and diuretics. We estimate that about 30 percent of patients receive second line treatments such as large doses of gentamycin or surgery that can destroy inner ear function. These destructive treatments can result in permanent loss of hearing and impair balance. We are researching treatments which therapeutically rather than destructively treat Meniere's disease while minimizing risk of hearing loss and preserving balance function.

   Development Strategy. In October 1999, we acquired substantially all of the assets of IntraEAR, Inc. This acquisition provided us with an extensive intellectual property portfolio related to devices and methods for the delivery of fluids to the round window niche of the middle ear. We are researching pharmaceutical systems that include this proprietary catheter technology to treat intractable inner ear disorders such as Meniere's disease, hearing loss and tinnitus.

   Ongoing Research

   We plan to devote substantial resources to developing multiple products based on our pharmaceutical systems technology in one or more of the areas of focus in the above table or others. For example, we are currently engaged in research on treating chronic cardiovascular diseases and other central nervous system disorders.

Ear Catheter Business

   Our acquisition in October 1999 of substantially all of the assets of IntraEAR, Inc. provided us with catheter technology and products that had previously received 510K marketing clearance from the FDA and European CE Mark approval. We currently market these catheters through a direct sales force in the U.S. and through a network of 13 distributors outside the U.S.

   The Round Window mu-Cath and Round Window e-Cath products are dual- and triple-lumen micro-catheters of proprietary design which allow controlled fluid delivery to the round window membrane for treatment of ear disorders. These catheters feature a proprietary tip which is designed to allow the surgeon to secure it in the round window niche of the middle ear. When attached to a commercially available, external infusion pump, such as those manufactured by Disetronic Medical Systems, a variety of therapeutic fluids can be continuously delivered to the round window membrane to potentially treat ear disorders including Meniere's disease, hearing loss and tinnitus. These catheters can be left in place for up to 29 days and can be connected to a syringe or pump for continuous delivery. The dual-lumen design allows the treating physician to add and remove fluid or flush the device without a build-up of air or fluid pressure. The e-Cath design incorporates an additional electrode to allow physicians to record electrical signals related to activities in the ear.

ALZET Business

   In April 2000, we acquired from ALZA the ALZET product and assets used primarily in the manufacture, sale and distribution of this product. This acquisition provides us with an ongoing business making and selling this product worldwide. We currently market the ALZET product through a direct sales force in the U.S. and through a network of 10 distributors outside the U.S.

   The ALZET product is a miniature, implantable osmotic pump used for experimental research in mice, rats and other laboratory animals. These pumps are not approved for use in humans, nor are they intended for such use. ALZET pumps continuously deliver drugs, hormones and other test agents at controlled rates from one day to four weeks without the need for external connections, frequent handling or repeated dosing. In laboratory research, these infusion pumps can be used for systemic administration when implanted under the skin or in the body. They can be attached to a catheter for intravenous, intracerebral, or intra-arterial infusion or for targeted delivery, where the effects of a drug or test agent are localized in a particular tissue or organ.

   We believe that the ALZET business provides us with innovative design and application opportunities for potential new products.

Marketing and Sales

   In general, we intend to establish strategic distribution and marketing alliances for our products. We recognize that pharmaceutical companies have established sales organizations in markets we are targeting. We plan to leverage these sales organizations to achieve greater market penetration for our products than we could on our own. Because our first products combine drugs for which medical data on efficacy and safety are available with a proven technology platform, we believe we have the flexibility to enter into these alliances at a later stage of clinical development, when the product development risk is diminished, in order to retain greater economic participation. We may also establish our own sales force when strategically or economically advantageous.

   We have established a small sales force in the U.S. to market our approved catheters for delivering fluids to the inner ear. In addition, we sell our catheters through 13 distributors outside the U.S. We market and sell our ALZET product in the U.S. through a direct sales force, and we have a network of ten distributors for this product outside of the U.S.

   ALZA has an option to exclusively market and distribute DUROS sufentanil in the U.S. and Canada on terms to be negotiated by the parties at arms-length. Should ALZA decide not to exercise its option, we will market and distribute DUROS sufentanil in the U.S. and Canada ourselves or through a third party.

Manufacturing

   The process for manufacturing our pharmaceutical systems is technically complex, requires special skill in aseptic processing, and must be performed in a qualified facility. For our lead product, we subcontract to third-parties the manufacture of components of the DUROS system, which we then assemble. We have entered into a contract with Chesapeake Biological Labs, Inc. to finish and fill the DUROS system for Phase II clinical testing of DUROS sufentanil. We plan to construct a flexible manufacturing facility to produce materials for Phase III clinical testing and market launch of DUROS sufentanil and to serve as a pilot facility for additional products under development. In addition, we are evaluating alternative strategies to meet our long-term commercial manufacturing needs.

   For the manufacture of our ear catheter products, we have a supply agreement with a third party manufacturer of disposable medical products. Under this agreement, renewable annually, the third party has responsibility for all manufacturing and packaging of finished goods and some regulatory responsibilities. We manufacture our ALZET product in a leased facility located in Vacaville, California.

Development and Commercialization Agreement with ALZA Corporation

   On April 21, 1998, we entered into a Development and Commercialization Agreement with ALZA Corporation, which was amended and restated on April 28, 1999 and April 14, 2000. Pursuant to this agreement, ALZA granted to us exclusive, world-wide rights under ALZA intellectual property, including patents, trade secrets and know-how, to develop and commercialize products using the DUROS drug delivery technology in the fields of the delivery of drugs by catheter (except for the sufentanil product) to the central nervous system to treat selected central nervous system disorders, the delivery of drugs by catheter to the middle and inner ear, the delivery of drugs by catheter into the pericardial sac of the heart, the delivery of selected drugs by catheter into vascular grafts and the delivery of selected cancer antigens. To maintain the rights granted to us in our licensed fields, we must meet annual minimum development spending requirements and develop a minimum number of products. We must also diligently procure required regulatory approvals and commercialize the products in each country in order to maintain commercialization rights for such product in that country.

   Under this agreement, we initiate product development by sending ALZA a written notice containing a description of the proposed product and proposed target dates for key milestones. These target dates are subject to ALZA's reasonable approval and may be adjusted from time to time by mutual agreement. We have the right to subcontract to third parties product development activities including development of components of the DUROS system, provided that design of the DUROS system and other development activities relating to the DUROS system must be performed by ourselves or ALZA unless ALZA permits us to subcontract out such development. We also have the right to partner with third parties to commercialize our products on a product-by-product basis, provided that ALZA has options to distribute our DUROS sufentanil product in the U.S. and Canada and our cancer antigen products which do not incorporate proprietary molecules owned by a third party throughout the world. We have the right to subcontract manufacturing activities relating to our products other than the assemblage of the components of the DUROS system itself. See "Risk Factors--Our agreement with ALZA limits our field of operation for our DUROS-based pharmaceutical systems, requires us to spend significant funds on product development and gives ALZA a first right to distribute selected products for us."

   In consideration for the rights granted to us under this agreement, ALZA received 5,600,000 shares of our Series A-1 Preferred Stock pursuant to a Series A-1 and Series A-2 Preferred Stock Purchase Agreement dated as of June 19, 1998. As additional consideration, ALZA is entitled to receive a royalty on the net sales of products for so long as we sell the product and a percentage of any up-front license fees, milestone or any special fees, payments or other consideration we receive, excluding research and development funding. In connection with an amendment to the agreement made in April 2000, ALZA received 1,000,000 shares of our common stock and a warrant to purchase 1,000,000 shares of our common stock at an exercise price equal to the price at which we sell our common stock in this offering. The amendments to our development and commercialization agreement with ALZA include a reduction in product royalties and up front payments payable to ALZA by us under the agreement. In addition, ALZA's option to distribute the DUROS sufentanil product was amended in geographic scope to cover only the U.S. and Canada, instead of worldwide.

   Under this agreement, we may engage ALZA to provide certain consulting and development services agreed upon by the respective companies on a fee for services basis.

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

   The term of this agreement is for so long as we are obligated to make product payments to ALZA. The agreement is assignable by either party to an acquiror of all or substantially all of such party's business.

Patents, Licenses and Proprietary Rights

   Our success depends in part on our ability to obtain patents, to protect trade secrets, to operate without infringing upon the proprietary rights of others and to prevent others from infringing on our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. As of February 29, 2000, we held four issued or allowed U.S. patents and one issued or allowed foreign patent. Our patents expire at various dates starting in the year 2012. In addition, we have 11 pending U.S. patent applications and have filed six corresponding patent applications under the Patent Cooperation Treaty, five of which are currently pending in Europe, Australia and Canada. In addition, pursuant to our agreement with ALZA, we have a license under a portfolio of pending, issued and future patents of ALZA which may cover our products depending on the attributes of our products.

   Proprietary rights relating to our planned and potential products will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are effectively maintained as trade secrets. Patents owned by or licensed to us may not afford protection against competitors, and our pending patent applications now or hereafter filed by or licensed to us may not result in patents being issued. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the U.S.

   The patent positions of biopharmaceutical companies involve complex legal and factual questions and, therefore, their enforceability cannot be predicted with certainty. Our patents or patent applications, or those licensed to us, if issued, may be challenged, invalidated or circumvented, and the rights granted thereunder may not provide proprietary protection or competitive advantages to us against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent, which could adversely affect our ability to protect future product development and, consequently, our operating results and financial position.

   Because patent applications in the U.S. are maintained in secrecy until patents issue and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be certain that we were the first to make the inventions covered by each of our issued or pending patent applications or that we were the first to file for protection of inventions set forth in such patent applications. Our planned or potential products may be covered by third-party patents or other intellectual property rights, in which case we would need to obtain a license to continue developing or marketing these products.

   Any required licenses may not be available to us on acceptable terms, if at all. If we do not obtain any required licenses, we could encounter delays in product introductions while we attempt to design around these patents, or could find that the development, manufacture or sale of products requiring such licenses is foreclosed. Litigation may be necessary to defend against or assert such claims of infringement, to enforce patents issued to us, to protect trade secrets or know-how owned by us, or to determine the scope and validity of the proprietary rights of others. In addition, interference proceedings declared by the U.S. Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications. Litigation or interference proceedings could result in substantial costs to and diversion of effort by us, and could have a material adverse effect on our business, financial condition and results of operations. These efforts by us may not be successful.

   We may rely, in certain circumstances, on trade secrets to protect our technology. However, trade secrets are difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees and certain contractors. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may also arise as to the rights in related or resulting know-how and inventions.

Government Regulation

   The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products. We believe that our initial products will be regulated as drugs by the FDA rather than as biologics or devices, whereas later products may be regulated as combination products with a device designation for all or some of the final product components.

   The process required by the FDA under the new drug provisions of the Federal Food, Drug and Cosmetics Act before our initial products may be marketed in the U.S. generally involves the following:

  .  preclinical laboratory and animal tests;

  . submission of an IND application which must become effective before clinical trials may begin;

  . adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed pharmaceutical in our intended use; and

  .  FDA approval of a new drug application.

   The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approval will be granted on a timely basis, if at all.

   Preclinical tests include laboratory evaluation of the product, its chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product. We then submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of an IND, which must become effective before we may begin human clinical trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trials as outlined in the IND and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Our submission of an IND may not result in FDA authorization to commence clinical trials. Further, an independent Institutional Review Board at each medical center proposing to conduct the clinical trials must review and approve any clinical study.

   Human clinical trials are typically conducted in three sequential phases which may overlap:

  . PHASE I: The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

  . PHASE II: Involves studies in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

  . PHASE III: When Phase II evaluations demonstrate that a dosage range of the product is effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dosage, clinical efficacy and to further test for safety in an expanded patient population, often at geographically dispersed clinical study sites.

   In the case of products for severe diseases, such as chronic pain, or life-threatening diseases such as cancer, the initial human testing is often conducted in patients with disease rather than in healthy volunteers. Since these patients already have the target disease or condition, these studies may provide initial evidence of efficacy traditionally obtained in Phase II trials and thus these trials are frequently referred to as Phase I/II trials. We cannot be certain that we will successfully complete Phase I, Phase II or Phase III testing of our product candidates within any specific time period, if at all. Furthermore, the FDA or the Institutional Review Board or the sponsor may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

   The results of product development, preclinical studies and clinical studies are submitted to the FDA as part of a new drug application for approval of the marketing and commercial shipment of the product. The FDA may deny a new drug application if the applicable regulatory criteria are not satisfied or may require additional clinical data. Even if such data is submitted, the FDA may ultimately decide that the new drug application does not satisfy the criteria for approval. Once issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if safety problems occur after the product reaches the market. In addition, the FDA requires surveillance programs to monitor approved products which have been commercialized, and the agency has the power to require changes in labeling or to prevent further marketing of a product based on the results of these post-marketing programs.

   In addition to the drug approval requirements applicable to our initial product for the treatment of chronic pain through the Center for Drug Evaluation and Research (CDER), the FDA may require an intercenter consultation review by the Center for Devices and Radiological Health (CDRH). This request for consultation may be based on the device-like nature of a number of aspects of the DUROS technology.

   Satisfaction of the above FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the pharmaceutical product. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approval for any of our products under development on a timely basis, if at all. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities is not always conclusive and may be susceptible to varying interpretations which could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific indications. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals would have a material adverse effect on our business. Marketing our products abroad will require similar regulatory approvals and is subject to similar risks. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

   Any products manufactured or distributed by us pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with good manufacturing practices, which impose procedural and documentation requirements upon us and our third party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the GMP regulations and other FDA regulatory requirements.

   The FDA regulates drug labeling and promotion activities. The FDA has actively enforced regulations prohibiting the marketing of products for unapproved uses. Under the FDA Modernization Act of 1997, the FDA will permit the promotion of a drug for an unapproved use in certain circumstances, but subject to very stringent requirements. We and our products are also subject to a variety of state laws and regulations in those states or localities where our products are or will be marketed. Any applicable state or local regulations may hinder our ability to market our products in those states or localities. We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

   The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products. Moreover, increased attention to the containment of health care costs in the U.S. and in foreign markets could result in new government regulations that could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

Competition

   We may face competition from other companies in numerous industries including pharmaceuticals, medical devices and drug delivery. Our DUROS sufentanil product will compete with oral opioids, transdermal opioid patches, and implantable and external infusion pumps which can be used for infusion of opioids. Products of these types are marketed by Purdue Pharma, Knoll, Janssen, Medtronic, AstraZeneca, Arrow International, Tricumed and others. Our spinal hydromorphone product will compete with implantable and external infusion pumps marketed by Medtronic, Arrow International, Tricumed, Abbott, Deltec and others. Numerous companies are applying significant resources and expertise to the problems of drug delivery and several of these are focusing or may focus on delivery of drugs to the intended site of action, including Alkermes, Genetronics, The Liposome Company, Focal, Matrix Pharmaceuticals and others. Although we have exclusivity with respect to our license of the DUROS technology in specific fields of therapy, ALZA is also a potential competitor with technologies other than DUROS.

   Some of these competitors may be addressing the same therapeutic areas or indications as us. Our current and potential competitors may succeed in obtaining patent protection or commercializing products before us. Any products we develop using our pharmaceutical systems technologies will compete in highly competitive markets. Many of our potential competitors in these markets have greater development, financial, manufacturing, marketing, and sales resources than we do and we cannot be certain that they will not succeed in developing products or technologies which will render our technologies and products obsolete or noncompetitive. In addition, many of those potential competitors have significantly greater experience than we do in their respective fields.

Employees

   As of May 31, 2000, we had 65 full-time employees, including 28 in research and development, 18 in manufacturing and 19 in sales, general and administrative. From time to time, we also employ independent contractors to support our engineering and support and administrative organizations. None of our employees are represented by a collective bargaining unit and we have never experienced a work stoppage. We consider our relations with our employees to be good.

Facilities

   We are headquartered in Cupertino, California, where we lease approximately 30,000 square feet of space under a lease expiring in January 2004 with options to extend for up to an additional ten years. This facility contains both office and laboratory space. We also lease approximately 7,800 square feet of space in Vacaville, California, which contains manufacturing space for the ALZET product. Our lease of this facility expires in March 2001 with an option to extend for one year. We believe that our existing and planned facilities are adequate to meet our current and foreseeable requirements or that suitable additional or substitute space will be available as needed.

Legal Proceedings

   We are not a party to any material legal proceedings.

Scientific and Medical Advisors

   We have recruited and will continue to recruit leading researchers and physicians in our fields of interest to serve as scientific and medical advisors for each of our products under development. The scientific advisory board advises our management on strategic issues related to our scientific development program. In return for their services, these advisors may receive compensation in the form of cash and/or option grants for the purchase of common stock. Listed in alphabetical order, the following individuals serve as scientific advisors for our lead product in the field of pain treatment:

   Stuart L. DuPen, M.D.

   Stuart DuPen, M.D. is an anesthesiologist specializing in pain management. He is board certified in anesthesiology and pain management, with over twenty years of experience. His interests include management of neuropathic pain syndromes associated with both cancer and non-cancer sources. He lectures widely on epidural analgesia in cancer pain management. He is the principal investigator on two National Cancer Institute studies designed to enhance education of doctors and nurses about pain, and to improve pain relief outcomes. Dr. DuPen participated in our Phase I trial for DUROS sufentanil.

   Elliot S. Krames, M.D.

   Elliot Krames, M.D., is a board-certified anesthesiologist who has been practicing pain medicine solely for the past 20 years. He is a pioneer and one of the leading experts in the field of intraspinal analgesia. He is a world-renowned leader and educator in the fields of neuromodulation for pain control. He has written extensively on implantable technologies for pain management and has conducted national and international symposia on this topic. For the past 10 years, Dr. Krames has been the Medical Director of the Pacific Pain Treatment Centers in the San Francisco Bay Area, an organization of pain clinics dedicated to interdisciplinary pain medicine. He is co-founder of the National Pain Foundation, a founding member of the American Neuromodulation Society and he participates on the Boards of the International and American Neuromodulation Societies, World Institutes of Pain, and the American Academy of Pain Medicine. Dr. Krames is the Chairman of the Combined Worldwide Pain Conference of the International and American Neuromodulation Societies, the World Institutes of Pain and the World Society of Pain Clinicians that will take place July 15-21, 2000 in San Francisco. In addition, he is Editor-in-Chief of Neuromodulation, the Journal of the International Neuromodulation Society.

   Dwight E. Moulin, M.D.

   Dwight Moulin, M.D., is an Associate Professor, Division of Neurology, Department of Clinical Neurological Sciences at the University of Western Ontario, Canada. He is also an associate professor in the department of Oncology and an Honorary Lecturer in the Department of Medicine at the University of Western Ontario. In addition, Dr. Moulin is a Consultant Neurologist at St. Joseph's Health Center, Head of the Division of Neurology at the Victoria Campus of the London Health Sciences Centre as well as Attending Neurologist at the Victoria Campus and University Campus of the London Health Sciences Centre. He has published widely in the field of chronic pain, and has been very active in clinical trials in chronic pain, including trials for controlled and sustained release opioids.

   Russell K. Portenoy, M.D.

   Russell K. Portenoy, M.D., is chairman of the Department of Pain Medicine and Palliative Care at Beth Israel Medical Center and Professor of Neurology at the Albert Einstein College of Medicine. Dr. Portenoy received his medical degree from the University of Maryland School of Medicine. He completed a residency in neurology at the Albert Einstein College of Medicine and a fellowship in pain management at Memorial Sloan-Kettering Cancer Center. Dr. Portenoy has been very active as both a researcher and an educator. He has published extensively on topics related to pain and analgesics, treatments for symptoms other than pain, symptom assessment and quality of life. He is the immediate past president of the American Pain Society, and the recipient of that society's Wilbert E. Fordyce Clinical Investigator Award and the Distinguished Service Award. Dr. Portenoy also is Secretary of the International Association for the Study of Pain and a Trustee of the American Board of Hospice and Palliative Medicine. Dr. Portenoy is Editor-in-Chief of an international, peer-reviewed medical journal, The Journal of Pain and Symptom Management. He is also Associate Editor for cancer pain for the journal Pain, and serves on several other editorial boards.

   Peter Staats, M.D.

   Peter S. Staats, M.D., is currently Chief of the Division of Pain Medicine in the Department of Anesthesiology and Critical Care Medicine at the Johns Hopkins Hospital, where he is also the Director of the Anesthesia Pain Medicine Clinic. His academic posts at the Johns Hopkins University School of Medicine include Associate Professorships in the Department of Anesthesiology and Critical Care Medicine and the Department of Oncology. Prior to joining the medical and teaching staff at Johns Hopkins in 1994, Dr. Staats received his medical residency training in anesthesiology and critical care medicine at the Johns Hopkins University School of Medicine and was subsequently awarded a fellowship in Pain Medicine. Dr. Staats has lectured throughout the world and has written over a hundred articles, book chapters and abstracts on the management of chronic pain.

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

                                  MANAGEMENT

   The directors and executive officers of DURECT Corporation and their ages as of March 31, 2000 are as follows:

 Name                               Age Position
 ----                               --- --------
 Felix Theeuwes, D.Sc. ...........   63 Chairman, Chief Scientific Officer and
                                         Director
 James E. Brown, D.V.M. ..........   44 President, Chief Executive Officer and
                                         Director
 Thomas A. Schreck................   42 Chief Financial Officer and Director
 Edward M. Gillis.................   38 Vice President, Engineering
 Randolph M. Johnson, Ph.D. ......   49 Vice President, Pharmacology and
                                         Toxicology, Director of CNS Programs
 Jean I Liu.......................   32 Vice President, Legal & General Counsel
 Judy A. Magruder.................   41 Vice President, Regulatory &
                                         Development
 Timothy S. Nelson................   36 Vice President, Business and Commercial
                                         Development
 Scott M. Wheelwright, Ph.D. .....   45 Vice President, Manufacturing
 James R. Butler(2)...............   59 Director
 John L. Doyle(2).................   68 Director
 Douglas A. Lee(1)................   35 Director
 Matthew V. McPherron(1)(2).......   35 Director
 Albert L. Zesiger(1).............   70 Director

--------
(1) Member of Audit Committee
(2) Member of Compensation Committee

   Felix Theeuwes, D.Sc. co-founded DURECT in February 1998 and has served as our Chairman, Chief Scientific Officer and a Director since July 1998. He is also currently a consultant to ALZA Corporation, a pharmaceutical and drug delivery company which is an affiliate of us. Prior to that, Dr. Theeuwes held various positions at ALZA Corporation, including President of New Ventures from August 1997 to August 1998, President of ALZA Research and Development from 1995 to August of 1997, President of ALZA Technology Institute from 1994 to April 1995 and Chief Scientist from 1982 to June 1997. Dr. Theeuwes is also a director of Genetronics, a medical device company, and several private companies. Dr. Theeuwes holds a D.Sc. degree in Physics from the University of Leuven (Louvain), Belgium. He also served as a post-doctoral fellow and visiting research assistant professor in the Department of Chemistry at the University of Kansas and has completed the Stanford Executive Program.

   James E. Brown, D.V.M. co-founded DURECT in February 1998 and has served as our President, Chief Executive Officer and a Director since June 1998. He previously worked at ALZA Corporation as Vice President of Biopharmaceutical and Implant Research and Development from June 1995 to June 1998. Prior to that, Dr. Brown held various positions at Syntex Corporation, a pharmaceutical company, including Director of Business Development from May 1994 to May 1995, Director of Joint Ventures for Discovery Research from April 1992 to May 1995, and held a number of positions including Program Director for Syntex Research and Development from October 1985 to March 1992. Dr. Brown holds a B.A. from San Jose State University and a D.V.M. (Doctor of Veterinary Medicine) from the University of California, Davis where he also conducted post-graduate work in pharmacology and toxicology.

   Thomas A. Schreck co-founded DURECT in February 1998 and served as Chief Executive Officer, Chief Financial Officer and President from February 1998 to June 1998. Since June 1998, he has served as our Chief Financial Officer and a Director. Prior to founding DURECT, he founded and was President of Schreck Merchant Group, Inc., an investment bank specializing in private placements and mergers and acquisitions, from June 1994 to February 1998. Mr. Schreck also founded and served as Risk Manager to Genesis Merchant Group/Portola Capital Partners, L.P., a convertible arbitrage fund, from 1993 to 1994. He also served as a Manager of the Convertible Securities Department at Montgomery Securities, from 1988 to 1991. Mr. Schreck received a B.A. from Williams College.

   Edward M. Gillis has served as our Vice President of Engineering since March 2000. Prior to that, Mr. Gillis served as our Executive Director of Engineering from April 1999 to March 2000. Prior to that he served as our Director of Engineering from October 1998 to April 1999. From March 1997 to October 1998, Mr. Gillis served as the Director of Pilot Manufacturing and Process Engineering at EndoTex Interventional Systems, a private medical device company. From July 1993 to March 1997, Mr. Gillis served as Director of Catheter Ablation Product Development and Manufacturing Engineering Manager at Cardiac Pathways Corporation, a medical device company. Mr. Gillis holds a B.S. in Biological Sciences and an M.S. in Plastics Engineering from the University of Lowell.

   Randolph M. Johnson, Ph.D. has served as our Vice President and Director of Toxicology and Pharmacology and Director of CNS (Central Nervous System) Programs since September 1998. From July 1995 to September 1998, Dr. Johnson held various positions at Roche Bioscience, a pharmaceutical company. From July 1995 to October 1997 Dr. Johnson served as the Department Head of Neurobiology, Center for Biological Research and from October 1997 to September 1998, as the Department Head of Molecular & Cellular Biochemistry, Center for Biological Research. From January to June 1995, Dr. Johnson served as the Director of Preclinical Development at Syntex Development Research, a pharmaceutical company. Dr. Johnson received a B.S. in Zoology from California State University, Long Beach, an M.A. in Biology-Physiology from California State University, Long Beach and a Ph.D. in Biomedical Science-Pharmacology from the University of South Carolina School of Medicine. In addition, he was a Postdoctoral Research Associate in the Department of Pharmacology at the University of Virginia School of Medicine.

   Jean I Liu has served as our Vice President of Legal and General Counsel since February 1999. Previously, from October 1998, Ms. Liu served as our Vice President of Legal. Prior to that, Ms. Liu worked as an attorney at Venture Law Group, a law firm, from May 1997 to October 1998. Ms. Liu worked as an attorney at Pillsbury Madison & Sutro LLP, a law firm, from September 1993 to May 1997. Ms. Liu received a B.S. in Cellular & Molecular Biology from University of Michigan, an M.S. in Biology from Stanford University and a J.D. from Columbia University School of Law.

   Judy A. Magruder has served as our Vice President of Regulatory and Development since February 2000. From March 1999 to February 2000, Ms. Magruder served as our Executive Director of Regulatory and Product Development. Prior to that, Ms. Magruder served as Director of Product Development at Vascular Therapeutics, Inc., a private pharmaceuticals company, from January 1998 to March 1999. Ms. Magruder held various positions at ALZA Corporation, including Head of Program Management, Implant Development and a Research Scientist from February 1996 to January 1998, Product Development Manager/Program Manager as well as Research Scientist from January 1991 to February 1996, and Chemist from May 1984 to April 1989. Ms. Magruder received a B.S. in Animal Science from the University of California, Davis and an M.B.A. from Santa Clara University.

   Timothy S. Nelson has served as our Vice President of Business and Commercial Development since September 1998. Previously, Mr. Nelson held various positions at Medtronic, Inc., a medical device company, including Business Director of Neurological Division, Europe, Middle East and Africa from June 1996 to September 1998, and Manager of Drug Delivery Ventures and Business Development from August 1992 to June 1996. Mr. Nelson holds a Bachelor of Chemical Engineering degree from the University of Minnesota and a Master of Management degree with Distinction from the J.L. Kellogg Graduate School of Management, Northwestern University.

   Scott M. Wheelwright, Ph.D. has served as our Vice President of Manufacturing since February 2000. Previously, Dr. Wheelwright was the Vice President of Development and Manufacturing at Calydon, Inc., a privately held biotechnology company developing cancer therapeutics, from March 1998 to February 2000. From October 1992 to March 1998, he served as Senior Director of Process Development, Manufacturing and Engineering at Scios Inc., a biotechnology company. Dr. Wheelwright holds a B.S. in Chemical Engineering from the University of Utah, a Ph.D. in Chemical Engineering from the University of California, Berkeley, and conducted post-doctoral research at the Max Planck Institute for Biophysics in Frankfurt, Germany.

   James R. Butler has served as a Director since July 1999. Mr. Butler is currently an employee of ALZA where he holds two positions. Mr. Butler joined ALZA in July 1993 as Vice President of Sales and Marketing and in January 2000, Mr. Butler became the Group Vice President of ALZA International. Mr. Butler is also a director of Aronex Pharmaceuticals, a pharmaceutical company. Mr. Butler holds a B.A. in Business Administration from the University of Florida.

   John L. Doyle has served as a Director since February 2000. Mr. Doyle is currently an independent consultant. In 1957, he joined Hewlett-Packard, a computer company, where from 1957 to 1991 he served in several manufacturing and general management positions, including the Vice President of Personnel from 1976 to 1980, Vice President of Research and Development from 1980 to 1984, Executive Vice President of the Computer Sector from 1984 to 1988, and of Business Development until his retirement in 1991. Mr. Doyle studied naval architecture at Glasgow University and holds a B.S. in Mechanical Engineering as well as an M.S. in Electrical Engineering and Business from Stanford University. Mr. Doyle is also a director of Analog Devices Inc., a semiconductor company, Dupont Photomasks Inc., a manufacturer of semiconductor manufacturing equipment, and Xilinx Inc., a semiconductor company.

   Douglas A. Lee has served as a Director since June 1998. Mr. Lee joined drspock.com, Inc, a healthcare internet company in Febrary 2000 and became its President and Chief Executive Officer in April 2000. From September 1997, until joining drspock.com, Mr. Lee served as Managing Director of Premier Medical Partner Fund L.P, a health care venture capital fund. From October 1995 to February 1997, Mr. Lee worked at Guidant Corporation, a medical device company, where he was Vice President and Chief Financial Officer of its new ventures and corporate business development group. From March 1994 to April 1995, Mr. Lee was Vice President and Chief Financial Officer to Genelabs Technologies, Inc., a biotechnology company. Mr. Lee is also a Director of Atrionix, Inc., a private medical device company and drspock.com, Inc. Mr. Lee received a B.S. from the University of California, Berkeley and an M.B.A. from the University of Chicago.

   Matthew V. McPherron has served as a Director since July 1999. Since June 1998, Mr. McPherron has been a Director of Brookside Capital Partners Fund, L.P. Previously, Mr. McPherron served as the President and Chief Operating Officer of US Carelink, a health care internet company from September 1997 to March 1998. From August 1993 to September 1997, Mr. McPherron served in a number of roles at Medtronic, Inc., most recently as the Global Marketing Manager for Pain Therapy. Mr. McPherron holds a B.S. from the University of Kansas and an M.B.A. from the Harvard Graduate School of Business Administration.

   Albert L. Zesiger has served as a Director since 1998. Mr. Zesiger is a Founding Principal of Zesiger Capital Group, LLC, an investment advisory firm, which Mr. Zesiger co-founded in October 1995. In 1968, Mr. Zesiger founded BEA Associates, Inc., an investment advisory firm, which in 1995 became wholly-owned by CS Holdings, the holding company for Credit Suisse Bank and CS First Boston. Mr. Zesiger also serves on the Board of Directors of Eos Biotechnology, Inc., Hayes Medical Inc., Praecis Pharmaceuticals Inc., and ViroLogic Inc. Mr. Zesiger holds a B.S. in Engineering from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Graduate School of Business Administration.

Board Composition

   Directors are elected annually at our annual meeting of stockholders, and serve for the term for which they are elected and until their successors are duly elected and qualified. Our bylaws currently provide for a board of directors comprised of eight directors.

Board Compensation

   None of the directors is paid any fee or other cash compensation for acting as a director. Our officers are appointed by the board of directors and serve at its discretion. Directors who are our employees are eligible to participate in our 1998 stock option plan and in our 2000 stock plan and, beginning upon the effectiveness of the registration statement used in this offering, they will also be eligible to participate in our 2000 employee stock option plan. Mr. Butler acquired 15,000 shares of our common stock at a purchase price of $.20 per share upon exercise of an option granted under the 1998 stock option plan. These shares our subject to our right of repurchase in the event of a termination of Mr. Butler's services to us, which repurchase right lapses at a rate of 1/3 of the shares on each anniversary of the date of the grant. Mr. Doyle was granted an option to purchase 15,000 shares of common stock under the 2000 stock plan at an exercise price of $.35 per share in February 2000 and 1/3 of the shares vest on each anniversary of the date of grant. Mr. Lee acquired 15,000 shares of our common stock at a purchase price of $.20 per share upon exercise of an option granted under the 1998 stock option plan. These shares are subject to our right of repurchase in the event of a termination of Mr. Lee's services to us, which repurchase right lapses at the rate of 1/3 of the shares on each anniversary of the date of grant. Upon the effectiveness of the registration statement used in this offering, directors who are not our employees will be eligible to participate in our 2000 directors' stock option plan. See "Employee Benefit Plans."

   We have entered into indemnification agreements with each member of the board of directors and our executive officers providing for the indemnification of such person to the fullest extent authorized, permitted or allowed by law.

Board Committees

   The board of directors has a compensation committee that reviews and recommends the compensation arrangements for our management. The members of the compensation committee are James R. Butler, John L. Doyle, and Matthew V. McPherron.

   The board of directors has an audit committee that reviews our annual audit and meets with our independent auditors to review our internal controls and financial management practices. The board's audit committee currently consists of Douglas A. Lee, Matthew V. McPherron and Albert L. Zesiger. The functions of the audit committee are to make recommendations to the board of directors regarding the selection of independent auditors, review the results and scope of the audit and other services provided by our independent auditors and review and evaluate our audit and control functions.

Compensation Committee Interlocks and Insider Participation

   The members of the compensation committee of our board of directors are currently James R. Butler, John L. Doyle, and Matthew V. McPherron. Neither Mr. Butler, Mr. Doyle, nor Mr. McPherron has at any time been an officer or employee of DURECT or any of our subsidiaries. The Chief Executive Officer, President and Chief Scientific Officer are entitled to be non-voting participants in each meeting of the compensation committee and are excused from any discussion that relates to their own compensation.

Limitation on Liability and Indemnification Matters

   Our certificate of incorporation and bylaws limit or eliminate the personal liability of our directors for monetary damages for breach of the directors' fiduciary duty of care. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, our directors or officers will not be personally liable to us or our stockholders for monetary damages for breach of their fiduciary duty as a director, except for:

  .  any breach of the director's duty of loyalty to us or our stockholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; and

  . any transaction from which the director derived an improper personal benefit.

   These provisions are permitted under Delaware law.

   Our certificate of incorporation also provides that we will indemnify, to the fullest extent permitted by law, any person made or threatened to be made a party to any action or proceeding by reason of the fact that he or she is or was one of our directors or officers or serves or served at any other enterprise as a director, officer or employee at our request.

   Our bylaws provide that we will, to the maximum extent and in the manner permitted by Delaware law, indemnify each of the following persons against expenses, including attorneys' fees, judgments, fines, settlements, and other amounts incurred in connection with any proceeding arising by reason of the fact that he or she is or was our agent:

  .  one of our current or past directors or officers;

  . a current or past director or officer of another enterprise who served at our request; or

  . a current or past director or officer of a corporation that was our predecessor corporation or of another enterprise at the request of a predecessor corporation.

   We have entered into indemnification agreements with each of our directors and executive officers to give them additional contractual assurances regarding the scope of the indemnification described above and to provide additional procedural protections. These agreements, among other things, indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines, penalties and settlement amounts incurred by them in any action or proceeding arising out of their services to us, our subsidiaries or any other enterprise to which they provide services at our request. In addition, we have directors' and officers' insurance providing indemnification for our directors, officers and certain employees for certain liabilities. We believe that these indemnification provisions and agreements are necessary to attract and retain qualified directors and officers.

   The limited liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement and damage awards against our directors and officers under these indemnification provisions.

Executive Compensation

   The following table provides certain summary information concerning the compensation earned for services rendered to us during the fiscal year ended December 31, 1999 by our Chief Executive Officer and our four other most highly compensated executive officers who earned more than $100,000 in 1999 and were serving as executive officers at the end of 1999, whom we refer to collectively as the named executive officers.

                          Summary Compensation Table

                                                                   Long-Term
                                      Annual Compensation         Compensation
                               ---------------------------------- ------------
                                                                   Securities
   Name and Principal                              Other Annual    Underlying     All Other
        Position          Year Salary($) Bonus($) Compensation($)  Options(#)  Compensation($)
   ------------------     ---- --------- -------- --------------- ------------ ---------------
James E. Brown, D.V.M...  1999  225,000     --           --              --            --
 President, Chief
 Executive Officer and
 Director

Felix Theeuwes, D.Sc....  1999  177,564     --           --              --            --
 Chairman, Chief
 Scientific Officer

Thomas A. Schreck(1)....  1999  200,000     --           --              --            --
 Chief Financial Officer
 and Director

Timothy S. Nelson.......  1999  165,000     --           --          88,500        24,543(2)
 Vice President,
 Business & Commercial
 Development

Randolph M. Johnson,
 Ph.D...................  1999  160,000     --           --          20,000            --
 Vice President,
 Pharmacology &
 Toxicology, Director of
 CNS Programs

--------
(1) Pursuant to a Financial Advisory Services Agreement, dated May 29, 1998, we paid an investment banking fee to Schreck Merchant Group, Inc., a financial services company controlled by Mr. Schreck, in the amount of $279,000. The Advisory Agreement was terminated effective December 18, 1998.

(2) Mr. Nelson receives $24,543 per year for three years, beginning in 1999, for a housing allowance.

               Option Grants During Year Ended December 31, 1999

   The following table sets forth certain information for the year ended December 31, 1999 with respect to grants of stock options to each of the named executive officers. All options granted by us in 1999 were granted under our 1998 stock option plan. These options have a term of 10 years. See "Employee Benefit Plans" for a description of the material terms of these options. We granted options to purchase common stock and issued shares of common stock pursuant to restricted stock purchase agreements equal to a total of 934,500 shares during 1999. Options were granted at an exercise price equal to the fair market value of our common stock, as determined in good faith by our board of directors. Potential realizable values are net of exercise price before taxes, and are based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term.

   These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect our projection or estimate of future stock price growth. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to executive officers. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. The assigned 5% and 10% rates of stock appreciation are based on the fair market value of our common stock at December 31, 1999.

                                       Individual Grants
                         ---------------------------------------------
                                                                          Potential Realizable
                                                                            Value At Assumed
                         Number Of   Percent Of                           Annual Rates of Stock
                         Securities Total Options                          Price Appreciation
                         Underlying  Granted To   Exercise                   for Option Term
                          Options   Employees In    Price   Expiration    ---------------------
Name                     Granted(#)  Fiscal Year  ($/Share)    Date           5%        10%
----                     ---------- ------------- --------- ----------    ---------- ----------
James E. Brown..........       --         --           --          --             --         --
Felix Theeuwes..........       --         --           --          --             --         --
Thomas A. Schreck.......       --         --           --          --             --         --
Timothy S. Nelson.......   88,500        9.5%       $0.35            (1)  $   19,480 $   49,366
Randolph M. Johnson.....   20,000        2.1%       $0.35   12/9/2009     $    4,402 $   11,156

--------
(1) Mr. Nelson's option to purchase 20,000 shares expires May 10, 2009; his option to purchase 68,500 shares expires December 9, 2009.

   Aggregated Option Exercises in Last Fiscal year and 1999 Year-End Option
                                    Values

   The following table sets forth information with respect to the named executive officers concerning exercisable and unexercisable options held as of December 31, 1999. The value of in-the-money options is based on an assumed
offering price of $     per share and net of the option exercise price.

                                                   Number of Securities
                                                  Underlying Unexercised     Value of Unexercised
                           Shares                       Options at          In-the-Money Options at
                         Acquired on    Value        December 31, 1999         December 31, 1999
Name                     Exercise(#) Realized($) Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- ----------- ------------------------- -------------------------
James E. Brown..........       0          --                 --/--                   --/--
Felix Theeuwes..........       0          --                 --/--                   --/--
Thomas A. Schreck.......       0          --                 --/--                   --/--
Timothy S. Nelson.......       0          --             302,500/0                   --/--
Randolph M. Johnson.....       0          --             170,000/0                   --/--

   Options shown above were granted under the 1998 stock option plan and vest at a rate of 25% of the shares on each twelve month anniversary of the vesting commencement date. Notwithstanding the foregoing, all options are immediately exercisable; however, the underlying shares are subject to our right of repurchase at the original purchase price. Such repurchase right will lapse with respect to 25% of the shares on each twelve month anniversary of the vesting commencement date.

Employment Agreements

   We have entered into an employment agreement with James E. Brown, our Chief Executive Officer and President, for a term of three years starting on June 19, 1998. The agreement acknowledges that for the first twelve months of employment Dr. Brown would perform services for ALZA Corporation, but after that period, he became a full time employee of DURECT. The agreement also provides that Dr. Brown will be paid an annual salary of $225,000 and makes him eligible for any salary, stock option, bonus and other benefits we offer. In the event of involuntary termination, Dr. Brown is entitled to his regular monthly salary for the remainder of the original term of the employment agreement, any bonus payable, and continued health insurance benefits. In the event of termination for cause, Dr. Brown is entitled to his accrued unpaid salary and vacation. In the event of termination by reason of death or disability, Dr. Brown or his estate is entitled to all salary and unpaid vacation accrued and any other benefits payable under our then existing benefit plans. In the event of a constructive termination, Dr. Brown is entitled to a lump sum payment of the salary we would have paid him during the twelve-month period following his termination, as well as continuing health insurance benefits for the twelve-month period following his termination.

   We have entered into an employment agreement with Felix Theeuwes, our Chairman and Chief Scientific Officer, for a term of three years starting on June 19, 1998. His duties also include arranging funding and participating in overall management of the company. The agreement acknowledges that for the first twelve months of employment Dr. Theeuwes would perform services for ALZA Corporation, but after that period, he became a full time employee of DURECT. The agreement also provides that Dr. Theeuwes will be paid an annual salary of $250,000 to be reduced by an amount to reflect his time and work for ALZA Corporation and makes him eligible for any salary, stock option, bonus and other benefits we may offer. In the event of involuntary termination, Dr. Theeuwes is entitled to his regular monthly salary for the remainder of the original term of the employment agreement, any bonus payable, and continued health insurance benefits. In the event of termination for cause, Dr. Theeuwes is entitled to his accrued unpaid salary and vacation. In the event of termination by reason of death or disability, Dr. Theeuwes or his estate is entitled to all salary and unpaid vacation accrued and any other benefits payable under our then existing benefit plans. In the event of a constructive termination, Dr. Theeuwes is entitled to a lump sum payment of the salary we would have paid him during the twelve-month period following his termination, as well as continuing health insurance benefits for the twelve-month period following his termination.

   We have entered into an employment agreement with Thomas A. Schreck, the Chief Financial Officer for a term of three years starting June 19, 1998. The agreement acknowledges the financial relationship with Schreck Merchant Group Inc., of which Mr. Schreck is a principal, for financial services. The agreement also provides for an annual salary of $100,000 for Mr. Schreck for the first two years of the term and an increase in his annual salary to $200,000 effective on June 19, 2000. The agreement also makes him eligible for any salary, stock option, bonus and other benefits we may offer. In the event of involuntary termination, Mr. Schreck is entitled to his regular monthly salary for the remainder of the original term of the employment agreement, any bonus payable, and continued health insurance benefits. In the event of termination for cause, Mr. Schreck is entitled to accrued unpaid salary and vacation. In the event of termination by reason of death or disability, Mr. Schreck or his estate is entitled to all salary and unpaid vacation accrued and any other benefits payable under our then existing benefit plans. In the event of a constructive termination, Mr. Schreck is entitled to a lump sum payment of the salary we would have paid him during the twelve-month period following his termination, as well as continuing health insurance benefits for the twelve-month period following his termination.

   We have entered into change of control agreements with Randolph M. Johnson and Timothy S. Nelson. These agreements provide that, in the event of a change in our control, one half of the unvested portion of any stock option or restricted stock held by Dr. Johnson and Mr. Nelson on the effective date of the change of control is automatically accelerated so as to become completely vested as of the effective date, unless such acceleration would make us ineligible for "pooling of interests" accounting treatment in a transaction. In addition, in the event of a termination without cause within the twelve months following the change in our control, the number of shares which would have vested in the second twelve month period following the change of control is automatically accelerated so as to become completely vested as of the effective date of the termination unless the acceleration would make us ineligible for "pooling of interests" accounting treatment in the change in control transaction.

   In May 1998, we purchased key-man life insurance policies in the basic amounts of $1 million each for James Brown and Felix Theeuwes for terms of 20 years each. We are the beneficiaries for both policies.

Employee Benefit Plans

   2000 Stock Plan.

   Adoption and Reserved Shares. Our 2000 stock plan was adopted by our board of directors and approved by our stockholders in March 2000. It provides for the grant of incentive stock options to employees and nonstatutory stock options and stock purchase rights to employees and consultants, including nonemployee directors. As of May 31, 2000, 1,796,500 shares were reserved for issuance under the 2000 stock plan, 334,150 shares of common stock have been issued upon exercise of options at prices ranging between $0.35 and $1.00 , 525,300 shares of common stock were issuable upon exercise of outstanding options granted under the 2000 plan at a weighted average exercise price of $0.74 and 937,050 remain available for future grants. In addition, the 2000 stock plan was amended in April 2000 to provide for an automatic annual increase to the shares reserved under the plan (an "evergreen" provision) on the first day of each of our fiscal years beginning in 2001 and ending in 2010 in an amount equal to the lesser of:

  .  2,250,000 shares;

  . 5% of our outstanding common stock on the last day of the immediately preceding fiscal year; or

  .  a lesser number of shares as determined by the board of directors.

   Purposes of the 2000 Stock Plan. The purposes of the 2000 stock plan are to attract and retain the best available personnel, to provide additional incentives to our employees and consultants and to promote the success of our business.

   Eligible Persons and Types of Options. The 2000 stock plan provides for the granting to employees, including officers and directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. The 2000 stock plan also provides for the granting to employees and consultants, including non-employee directors, of nonstatutory stock options and stock purchase rights.

   Administration. The 2000 stock plan may be administered by the board of directors or a committee of the board, each known as the administrator. The administrator determines the terms of options and stock purchase rights granted under the 2000 stock plan, including the number of shares subject to the award, the exercise or purchase price, the term and the vesting and exercisability of the award and other conditions to which the award is subject. In no event, however, may an individual employee receive awards for more than 1,500,000 shares under the 2000 stock plan in any fiscal year. Decisions of the administrator are final and binding on all 2000 stock plan participants.

   Exercise Price. The exercise price of all incentive stock options granted under the 2000 stock plan must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of any incentive stock option granted to a person who owns stock representing more than 10% of the total combined voting power of all classes of our outstanding capital stock or the stock of our parent or subsidiary corporations must equal at least 110% of the fair market value of the common stock on the date of grant. Before this offering, the exercise of nonstatutory stock options and stock purchase rights granted under the 2000 stock plan must have been at least equal to 85% of the fair market value of our common stock on the date of grant. After the date of this offering, the exercise price of nonstatutory stock options and the purchase price of stock purchase rights will no longer be subject to these limitations. However, incentive stock options and stock purchase rights granted to our Chief Executive Officer and our four other most highly compensated officers will be at least 100% of the fair market value of the common stock on the date of grant if the award is intended to qualify as performance based compensation under Section 162(m) of the Internal Revenue Code. Payment of the exercise price may be made in cash or other consideration as determined by the administrator.

   Other Option Terms. The administrator determines the term of options, which may not exceed 10 years, or 5 years in the case of an incentive stock option granted to an employee who owns stock representing more than 10% of the total voting power of our outstanding capital stock or a parent or subsidiary's stock. Generally, an option may not be transferred by the option holder other than by will or the laws of descent or distribution and may be exercised during the lifetime of the option holder only by such option holder. However, the administrator may in its discretion provide for the limited transferability of nonstatutory stock options granted under the 2000 stock plan under specified circumstances. The administrator determines when options become exercisable. Options granted under the 2000 stock plan are generally subject to vesting at a rate of 25% of the shares granted on each of the first, second, third and fourth anniversaries of the date of grant.

   Stock purchased pursuant to stock purchase rights granted under the 2000 stock plan is generally subject to a repurchase right at the purchaser's original purchase price. This repurchase right will lapse according to the terms of the stock purchase right determined by the administrator and is exercisable by us upon termination of the purchaser's employment or consulting relationship with us, for any reason, including death or disability. Stock options under the 2000 stock plan generally remain exercisable for a period of three months following termination of the optionee's employment or consulting relationship with us (with longer periods applying in the event such termination occurs as a result of death or disability).

   Change of Control. In a merger, reorganization or similar transaction involving us, each outstanding option shall be assumed by the successor corporation or an equivalent option substituted for it, with appropriate adjustments made to both the price and number of shares subject to each option. If the successor corporation does not assume the options or substitute new options, then the outstanding options will be fully vested and exercisable immediately prior to the effective date of the transaction. Outstanding repurchase rights will terminate on the effective date of the transaction unless assigned to the successor corporation. Outstanding options will adjust in the event of a stock split, stock dividend or other similar change in our capital structure.

   Amendment and Termination. The administrator has the authority to amend or terminate the 2000 stock plan as long this action does not adversely affect any outstanding option and provided that stockholder approval shall be obtained as required by applicable law. The 2000 stock plan will terminate in March 2010 unless the board of directors terminates it earlier.

   1998 Stock Option Plan.

   Adoption and Initial Reserve. Our 1998 stock option plan was originally adopted by our board of directors and approved by our stockholders in March 1998. As of May 31, 2000, an aggregate of 1,703,500 shares was reserved for issuance under the 1998 stock option plan, 334,500 shares of common stock were issuable upon exercise of outstanding options granted under the 1998 stock option plan at a weighted average exercise price of $0.21, 1,302,750 shares of common stock have been issued upon exercise of options at purchase prices ranging between $0.10 and $0.35, and no shares of common stock remained available for future issuance under the 1998 stock option plan. In connection with the adoption of the 2000 stock plan, the board of directors determined that no further grants would be made under the 1998 stock option plan.

   Option Terms. The terms of the options under the 1998 stock option plan are generally the same as those that may be issued under the 2000 stock plan, except for the following features. Only options could be granted under the 1998 stock option plan. Nonstatutory stock options granted under the 1998 stock option plan are nontransferable in all cases and must be granted with an exercise price of at least 85% of the fair market value of the common stock on the date of grant. The 1998 stock option plan does not impose a limitation on the number of shares subject to options that may be issued to any individual employee.

   Change of Control. In a merger, reorganization or similar transaction involving us, each outstanding option shall be assumed by the successor corporation or an equivalent option substituted for it, with appropriate adjustments made to both the price and number of shares subject to each option. If the successor corporation does not assume the options or substitute new options, then the outstanding options will be fully vested and exercisable immediately prior to the effective date of the transaction. Outstanding options will adjust in the event of a stock split, stock dividend or other similar change in our capital structure.

   2000 Employee Stock Purchase Plan.

   Adoption and Reserved Shares. Our 2000 employee stock purchase plan was adopted by the board of directors in April 2000 and will be submitted to our stockholders for approval before completion of this offering. A total of 150,000 shares of common stock has been reserved for issuance under the purchase plan, none of which have been issued as of the date of this offering. The number of shares reserved for issuance under the purchase plan will be subject to an automatic annual increase on the first day of each of our fiscal years beginning in 2001 and ending in 2010 in an amount equal to the lesser of:

  .  225,000 shares;

  . 0.5% of our outstanding common stock on the last day of the immediately preceding fiscal year; or

  .  a lesser number of shares as determined by the board of directors.

   The purchase plan becomes effective on the date of this offering. Unless terminated earlier by our board of directors, the purchase plan will terminate in 2010.

   Offering Periods. The purchase plan, which is intended to qualify under
Section 423 of the Code, will be implemented by a series of overlapping offering periods of approximately 24 months' duration, with new offering periods, other than the first offering period, beginning on August 1 and February 1 of each year and ending on July 31 and January 31, respectively, two years later. Each offering period will consist of four consecutive purchase periods of approximately six months' duration. The initial offering period is expected to begin on the date of this offering and end on July 31, 2002; the initial purchase period is expected to end on January 31, 2001.

   Administration. The purchase plan will be administered by the board of directors or by a committee appointed by the board.

   Plan Terms. Our employees, including our officers, or employees of any majority-owned subsidiary designated by the board of directors, are eligible to participate in the purchase plan if they are employed by us or any such subsidiary for at least 20 hours per week and more than five months per year. The purchase plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 20% of an employee's base salary, at a price equal to the lower of 85% of the fair market value of our common stock at the beginning of each offering period or at the end of each purchase period. Employees may end their participation in an offering at any time during an offering period, and participation ends automatically on termination of employment with us. An employee cannot be granted an option under the purchase plan if immediately after the grant the employee would own stock or hold outstanding options to purchase stock equaling 5% or more of the total voting power or value of all classes of our stock or stock of our subsidiaries, or if the option would permit an employee's rights to purchase stock under the purchase plan to accrue at a rate that exceeds $25,000 of the fair market value of the stock for each calendar year in which an option is outstanding. In addition, no employee may purchase more than 2,000 shares of common stock under the purchase plan in any one purchase period.

   Change of Control. The purchase plan provides that in the event of our merger with or into another corporation or a sale of all or substantially all of our assets, each right to purchase stock under the purchase plan will be assumed or an equivalent right substituted by the successor corporation. However, if the successor corporation refuses to assume each purchase right or to substitute an equivalent right, our board of directors will shorten any ongoing offering period so that employees' rights to purchase stock under the purchase plan are exercisable before the effective date of the transaction. Outstanding options will adjust in the event of a stock split, stock dividend or other similar change in our capital structure.

   Amendment and Termination. The board of directors has the power to amend or terminate the purchase plan as long as the action does not adversely affect any outstanding rights to purchase stock under the plan. However, our board of directors may amend or terminate the purchase plan or an offering period even if it would adversely affect outstanding options to avoid our incurring adverse accounting charges or if the board of directors determines that termination of the plan or offering period is in our best interests and the best interests of our stockholders. We must obtain stockholder approval for any amendment to the purchase plan to the extent required by applicable law.

   2000 Directors' Stock Option Plan.

   Adoption and Initial Reserve. The 2000 directors' stock option plan was adopted by the board of directors in April 2000 and will be submitted to our stockholders for approval before completion of this offering. A total of 300,000 shares of common stock has been reserved for issuance under the directors' plan. No shares have been issued under the directors' plan. The directors' plan becomes effective on the date of this offering.

   Eligible Persons and Administration. The directors' plan provides for the grant of nonstatutory stock options to our nonemployee directors. The directors' plan is designed to work automatically without administration. However, to the extent administration is necessary, it will be performed by the board of directors.

   Option Terms. The directors' plan provides that each person who becomes one of our nonemployee directors after the effective date of this offering will be granted a nonstatutory stock option to purchase 20,000 shares of common stock on the date on which the optionee first becomes a nonemployee director of ours. On the date of our annual stockholder meeting each year, each of our nonemployee directors will be granted an option to purchase 5,000 shares of common stock if, on such date, the director has served on our board of directors for at least six months. The directors' plan sets neither a maximum nor a minimum number of shares for which options may be granted to any one nonemployee director. The directors' plan specifies the number of shares that may be included in any grant and the method of making a grant.

   The directors' plan provides that each option granted to a new director shall vest at the rate of 33 1/3% per year and each annual option granted to a director shall vest in full at the end of one year. No option granted under the directors' plan is transferable by the option holder other than by will or the laws of descent or distribution or pursuant to a qualified domestic relations order, and each option is exercisable, during the lifetime of the option holder, only by that option holder. If a nonemployee director ceases to serve as a director for any reason other than death or disability, he or she may, but only within 90 days after the date he or she ceases to be a director of DURECT, exercise vested options granted under the directors' plan. If the director does not exercise the option which the director was entitled to exercise within this 90-day period, the option shall terminate. The exercise price of all stock options granted under the directors' plan shall be equal to the fair market value of a share of our common stock on the date of grant of the option. Options granted under the directors' plan have a term of ten years. Outstanding options will adjust in the event of a stock split, stock dividend or other similar change in our capital structure.

   Change of Control. If we sell all or substantially all of our assets or merge with another company or conduct another similar transaction, whether or not options are assumed, substituted for or terminated in connection with the transaction, the vesting of each outstanding option shall accelerate in full such that each option holder shall have the right to exercise his or her option as to all of the optioned stock, including shares as to which the option would not otherwise be exercisable, immediately prior to consummation of the transaction.

   Amendment and Termination. The board of directors may amend or terminate the directors' plan. However, no action may adversely affect any outstanding option and we must obtain stockholder approval for any amendment to the extent required by applicable law. If not terminated earlier, the directors' plan will terminate in April 2010.

Limitation of Liability and Indemnification Matters

   As permitted by the Delaware General Corporation Law, we have included in our restated certificate of incorporation a provision eliminating the personal liability of our officers and directors for monetary damages for breach or alleged breach of their fiduciary duties as officers or directors, respectively, subject to certain exceptions. In addition, our bylaws provide that we are required to indemnify our officers and directors under certain circumstances and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. We have entered into indemnification agreements with our officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the Delaware Law. The indemnification agreements require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers and directors (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms. We have also obtained directors' and officers' liability insurance.

   At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

                             CERTAIN TRANSACTIONS

Private Placements of Securities

   In June 1998, we sold 5,600,000 shares of our Series A-1 preferred stock to ALZA Corporation in consideration of the execution and delivery of our Development and Commercialization Agreement, dated April 21, 1998 with ALZA Corporation. This agreement is for the development, manufacture and marketing of pharmaceutical products utilizing proprietary technology of ALZA relating to the DUROS system for controlled delivery of drugs in select fields.

   In June 1998, we sold 5,636,000 shares of our Series A-2 preferred stock for $1.00 per share and in December 1998, we sold 3,005,867 shares of our Series A-2 preferred stock for $1.25 per share. The purchasers of the Series A-2 preferred stock included among others, Premier Medical Partner Fund L.P., State of Oregon PERS/ZCG, James R. Butler, a director of DURECT, Albert
L. Zesiger, a director of DURECT, Barrie Ramsay Zesiger, the spouse of Albert
L. Zesiger, and the Zesiger Capital Group LLC, whose principal is Albert L. Zesiger.

   In July 1999, we sold an aggregate of 9,364,341 shares of our Series B preferred stock for $2.15 per share. The purchasers of the Series B preferred stock included, among others, Brookside Capital Partners Fund, L.P., Morgan Guaranty Trust Company of New York, as Trustee for the Co-Mingled Pension Trust Fund and the Multi-Market Special Investment Trust Fund, Morgan Guaranty Trust Company of New York, as Agent and Investment Manager of The Alfred P. Sloan Foundation, and Premier Medical Partners Fund L.P.

   In October 1999, we sold 325,023 shares of our Series B-1 preferred stock to IntraEAR, Inc. in consideration of the execution and delivery of the Asset Purchase Agreement, dated September 24, 1999 between IntraEAR, Inc. and DURECT.

   In March 2000, we sold an aggregate of 3,571,429 shares of our Series C preferred stock for $7.00 per share. The purchasers of the Series C preferred stock included, among others, Biotech Growth S.A. (funds controlled by BB Biotech), Brookside Capital Partners Fund, L.P., and the Zesiger Capital Group LLC, whose principal, Albert L. Zesiger, is also a director of DURECT.

   In April 2000, we amended our development and commercialization agreement with ALZA. The amendments included a reduction in product royalties and upfront payments to ALZA by us under the agreement. In addition, ALZA's option to distribute the DUROS sufentanil product was amended to cover only the U.S. and Canada instead of worldwide. As consideration, ALZA received 1,000,000 shares of our common stock and a warrant to purchase 1,000,000 shares of our common stock at an exercise price equal to the price at which our common stock is sold in this offering.

   The following members of our board of directors are affiliated with certain private investors that participated in the foregoing transactions:

  .  Albert L. Zesiger, principal of the Zesiger Capital Group LLC.

  .  Matthew V. McPherron, a director of Brookside Capital Partners, L.P.

  . Douglas A. Lee, a former managing director of Premier Medical Partner Fund L.P.

  .  James R. Butler, an employee of ALZA Corporation.

Other Transactions

   In June and December 1998, we paid the Schreck Merchant Group, Inc., a financial services company controlled by Mr. Schreck, an investment banking fee of $279,000 in the aggregate. Mr. Schreck is our Chief Financial Officer and one of our directors.

   In April 2000, we acquired from ALZA the ALZET product and assets used primarily in the manufacture, sale and distribution of this product. This acquisition provides us with an ongoing business making and selling this product worldwide. The total purchase price consisted of approximately
$7.7 million in cash, $1.9 million of which is to be paid over twelve months.

   Since inception, from time to time we have issued and sold shares of our common stock and granted options to purchase common stock to our employees, directors and consultants.

                            PRINCIPAL STOCKHOLDERS

   The following table presents information concerning the beneficial ownership of the shares of our common stock as of May 31, 2000 and as adjusted to reflect the sale of the shares of common stock in this offering by:

  . each person who is known by us to beneficially own more than 5% of our common stock;

  .  each of our directors;

  .  each of the named executive officers; and

  .  all of our directors and executive officers of as a group.

   The number and percentage of shares beneficially owned are based on 38,730,710 shares of common stock outstanding as of May 31, 2000, assuming conversion of all outstanding shares of preferred stock into common stock. Beneficial ownership is determined under the rules and regulations of the Securities and Exchange Commission. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of May 31, 2000 are deemed to be outstanding and beneficially owned by the person holding the options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, these persons have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentage ownership figures after the offering do not include shares that may be purchased by each person in the offering.

                                                   Percentage of Shares
                                                    Beneficially Owned
                                                   ------------------------
                                 Number of Shares    Before        After
                                Beneficially Owned  Offering      Offering
                                ------------------ ----------    ----------
ALZA Corporation..............       6,600,000             17.0%
 1900 Charleston Road
 Mountain View, CA 94043
Brookside Capital Partners(1)        3,845,514              9.9
 .............................
 Two Copley Place
 Boston, MA 02116
Morgan Trust(2)...............       2,325,583              6.0
 522 Fifth Avenue
 New York, NY 10036
State of Oregon PERS/ZCG(3)...       2,208,000              5.7
 c/o Zesiger Capital Group LLC
 320 Park Avenue
 New York, NY 10022
Biotech Growth S.A.(4)........       2,857,143              7.4
 Swiss Bank Tower
 Obarie Street
 Panama 1
 Republic of Panama
Premier Medical Partner Fund         1,931,316              5.0
 L.P.(5)......................
 12225 El Camino Real
 San Diego, CA 92130
Albert L. Zesiger(6)..........       6,075,000             15.7
Matthew V. McPherron(1).......       3,845,514              9.9
Felix Theeuwes, D.Sc.(7)......       2,884,430              7.4
Thomas A. Schreck(8)..........       2,846,568              7.3
James E. Brown, D.V.M.(9).....       2,800,000              7.2
Randolph M. Johnson,
 Ph.D.(10)....................          60,500                *
Timothy S. Nelson(11).........         408,500              1.1
Douglas A. Lee(5).............       1,931,316              5.0
James R. Butler...............          15,000                *
John L. Doyle.................               *                *
All executive officers and
 directors as a group (13
 persons)(12).................      21,278,328             54.9

--------
  *  Less than 1% of the outstanding shares of common stock.
     Except as otherwise noted, the address of each person listed in the table is c/o DURECT Corporation, 10240 Bubb Road, Cupertino, California 95104.
 (1) Represents shares held by Brookside Capital Partners Fund, L.P. Matthew
     V. McPherron, one of our directors, is a director of this partnership. Mr. McPherron disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these shares.
 (2) Includes 1,627,907 shares held by Morgan (Co-Mingled) Guaranty Trust Company of New York, 348,838 held by Morgan (Multi-Market) Guaranty Trust Company of New York, and 348,838 shares held by BOST & Co.
 (3) These shares of common stock are held in an account managed by Zesiger Capital Group LLC, an investment advisor, for which Albert L. Zesiger is a principal. Mr. Zesiger, in his capacity as principal, has voting and investment power with respect to these shares but disclaims beneficial ownership with respect hereto.

 (4) Includes 714,286 shares held by Medgrowth S.A. Biotech Growth S.A. is a fully-owned subsidiary of BB Biotech A.G. Mr. Anders Hove shares voting and investment power over the shares held by Biotech Growth and disclaims beneficial ownership of such shares.

 (5) Includes 15,000 shares held by Douglas A. Lee (of which 10,000 shares are subject to repurchase by us at the original purchase price in the event of termination of Mr. Lee's employment with us, which repurchase right lapses over time) and 1,916,316 shares held by Premier Medical Partners Fund L.P. Douglas A. Lee, one of our directors, is a former managing director of this partnership and is the only natural person who is both a stockholder of DURECT and who shares beneficial ownership of the shares attributed to Premier Medical Partners Fund L.P. Mr. Lee disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these shares.
 (6) Includes 230,000 shares held by Albert L. Zesiger and 92,000 shares held by Barrie Ramsay Zesiger also includes an aggregate of 5,753,000 shares of common stock held in accounts managed for various parties by Zesiger Capital Group LLC, an investment advisor, for which Albert L. Zesiger is a principal. Mr. Zesiger, in his capacity as a principal, has voting and investment power with respect to these shares but disclaims beneficial ownership with respect hereto.
 (7) Includes 1,680,001 shares held by Felix and Marie-Therese Theeuwes Family Trust (of which 519,960 shares are subject to repurchase by us at the original purchase price in the event of termination of Dr. Theeuwes employment with us, which repurchase right lapses over time), 80,930 shares held by Jan Frans Theeuwes, 376,833 shares held by Marc Theeuwes, 373,333 shares held by Margaret Theeuwes and 373,333 shares held by Myriam Theeuwes.
 (8) Includes 1,860,000 shares held by Thomas A. Schreck (of which 519,960 shares are subject to repurchase by us at the original purchase price in the event of termination of Mr. Schreck's employment with us, which repurchase right lapses over time), 840,000 shares held by Thomas A. Schreck, Trustee for Mason and Thomas Schreck, 100,000 shares held by Portola Capital Partners, L.P. for the benefit of Albert R. Schreck, Joel Schreck and the Thomas A. Schreck 1959 Trust, 23,312 shares held by Joel
     W. Schreck and 23,256 shares held by Albert R. Schreck.
 (9) Includes 2,240,000 shares held by James E. Brown (of which 519,960 shares are subject to repurchase by us at the original purchase price in the event of termination of Dr. Brown's employment with us, which repurchase right lapses over time), and 560,000 shares held by James & Karen Brown 1998 Trust U/A.
(10) Includes 20,000 shares held by Randolph M. Johnson, Ph.D. (of which 20,000 shares are subject to repurchase by us at the original purchase price in the event of termination of Dr. Johnson's employment with us, which repurchase right lapses over time) and 3,000 shares held by Dean Witter Reynolds Inc. c/f Randolph M. Johnson IRA Rollover dtd. 11/10/98. Also includes 37,500 shares issuable upon exercise of options exercisable within 60 days of April 14, 2000.
(11) Includes 322,000 shares held by Timothy S. Nelson (of which 249,000 shares are subject to repurchase by us at the original purchase price in the event of termination of Mr. Nelson's employment with us, which repurchase right lapses over time) and 25,000 shares held by PaineWebber Incorporated, not in its individual capacity but solely as Custodian of the IRA of Timothy S. Nelson.

(12) Includes an aggregate of 37,500 shares issuable pursuant to the exercise of outstanding stock options. Also includes an aggregate of 20,000 shares which are subject to repurchase by us at the original purchase price in the event of termination of consulting relationship with us, which repurchase right terminates with respect to each consultant at the rate of 1/3 of the consultant's shares on each annual anniversary of the consultant's consulting relationship with us. Also includes an aggregate of 688,250 shares which are subject to repurchase by us at the original purchase price in the event of the termination of individual employees' employment with us, which repurchase right terminates with respect to each employee at the rate of 1/4 of the employee's shares on each annual anniversary of such employee's original option grant date. Also includes an aggregate of 1,249,080 shares which are subject to repurchase by us at the original purchase price in the event of termination of employment with us, which repurchase right terminates with respect to each employee over time.

                         DESCRIPTION OF CAPITAL STOCK

   Upon the completion of this offering, our authorized capital stock will
consist of        shares of common stock, $0.0001 par value, and 10,000,000
shares of undesignated preferred stock, $0.0001 par value. Upon completion of
this offering, there will be       outstanding shares of common stock
outstanding, no outstanding shares of preferred stock, options to purchase shares of common stock and outstanding warrants to purchase 1,031,395 shares of common stock.

Common Stock

   As of May 31, 2000, there were 38,730,710 shares of common stock outstanding (as adjusted to reflect the conversion of all outstanding shares of Series A-1 preferred stock, Series A-2 preferred stock, Series B preferred stock, Series B-1 preferred stock and Series C preferred stock into common stock upon the completion of this offering), held of record by 174 stockholders. In addition, options to purchase an aggregate of 668,650 shares of common stock were outstanding.

   The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferential rights with respect to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. There are no sinking fund provisions applicable to the common stock. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

Preferred Stock

   Upon the closing of the offering, all outstanding shares of preferred stock will be converted into 27,502,660 shares of common stock and automatically retired. Thereafter, the board of directors is authorized to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

   The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including voting rights, of the holders of common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the common stock. As of the closing of the offering, no shares of preferred stock will be outstanding and we currently have no plans to issue any shares of preferred stock.

Options

   As of May 31, 2000, options to purchase a total of 668,650 shares of common stock were outstanding with a weighted-average exercise price of $0.55 per share. Up to 937,050 additional shares of common stock may be subject to options granted in the future under the 2000 stock plan. See "Employee Benefit Plans--2000 stock plan."

Warrants

   As of April 15, 2000, we had an outstanding warrant for the purchase of 31,395 shares of Series B-1 preferred stock at an exercise price of $2.15. This warrant expires on December 16, 2006. We also had an outstanding warrant for the purchase of 1,000,000 shares of common stock at an exercise price equal to the price per share at which our common stock sold in this offering. This warrant expires four years from the date of this offering.

Registration Rights

   The holders of 35,357,170 shares of common stock and common stock issuable upon conversion of Series A-1, A-2, B, B-1 and C preferred stock or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between us and the holders of the registrable securities. Pursuant to the agreement, on the written demand of holders of more than 40% of the then outstanding registrable securities, we shall use our best efforts to register these shares and those of any other stockholders who, by prompt notice, request registration, subject to certain cutbacks in participation made by the managing underwriter. We are not required to effect more than three demand registrations on Form S-1 at any time and more than two demand registrations on Form S-3 in any twelve-month period. These holders are also entitled to unlimited piggyback registration rights, subject to certain cutbacks in participation made by the managing underwriter. All offering expenses in connection with the registration will be borne by us, excluding underwriting discounts and commissions.

   At any time after six months following the effective date of this offering, the holders of at least 40% of the registrable securities then outstanding may require us to file a registration statement covering registrable securities if an aggregate offering price, net of underwriting discounts and commissions, would exceed $10.0 million. In addition, beginning 180 days after this offering, holders of registrable securities may require, up to two times a year, that we register their shares for public resale on Form S-3 or any successor form, provided we can use Form S-3 or any such successor form, and provided that the holders of registrable securities propose to sell securities with an anticipated aggregate offering price of not less than $2.0 million, net of underwriting discounts and commissions. Furthermore, in the event we elect to register any of our shares of common stock or other securities for purposes of effecting any public offering, the holders of registrable securities are entitled to include their registrable securities in the registration, subject to our right to reduce the number of shares proposed to be registered in view of market conditions. All expenses in connection with any registration, other than underwriting discounts and commissions, will be borne by us. Registration rights, other than the right to require us to register shares on Form S-3 or any successor form, will terminate at such time as our shares are publicly traded and the holder is entitled to sell all of its shares in any three-month period under Rule 144 of the Securities Act. If our stockholders with registration rights cause a large number of securities to be registered and sold in the public market, those sales could have an adverse effect on the market price for our common stock. If we were to initiate a registration and include registrable securities because of the exercise of registration rights, the inclusion of registrable securities could have an adverse effect on our ability to raise capital.

Effect of Certain Certificate of Incorporation and Bylaw Provisions

   In April 2000, our board of directors and stockholders approved certain amendments to our certificate of incorporation and bylaws to provide, among other things, that our directors will be elected without the application of cumulative voting. This provision shall become effective once we are listed on The Nasdaq National Market. These amendments also provide that, after the closing of the offering contemplated by this prospectus, any action required or permitted to be taken by our stockholders may be taken only at a duly called annual or special meeting of the stockholders. The bylaws also establish procedures, including advance notice procedures with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors. See "Description of Capital Stock-- Common Stock."

   The foregoing provisions could have the effect of making it more difficult for a third party to effect a change in the control of our board of directors. In addition, these provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Certain Anti-Takeover Effects of Provisions of Our Certificate of
Incorporation and Bylaws and Of Delaware Law

   General. Certain provisions of Delaware law and our certificate of incorporation and bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. These provisions of Delaware law and the certificate of incorporation and bylaws may also have the effect of discouraging or preventing certain types of transactions involving an actual or threatened change in our control, including unsolicited takeover attempts, even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

   Delaware Takeover Statute. Following consummation of this offering, we will be subject to the "business combination" provisions of Section 203 of the Delaware General Corporation Law. In general, those provisions prohibit a publicly-held Delaware corporation from engaging in various "business combination" transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  . the transaction is approved by the board of directors prior to the date the interested stockholder obtained interested stockholder status;

  . upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to the date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of a corporation's voting stock.

   The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

   Certificate of Incorporation and Bylaws. Our certificate of incorporation provides that any action to be taken by our stockholders must be effected at an annual or special stockholder meeting and may not be taken by written consent. Our bylaws provide that special meetings of our stockholders may be called by the board of directors, the Chairman of the board or by our President. Our bylaws also require advance written notice by a stockholder of a proposal or director nomination that such stockholder desires to present at an annual or special stockholders meeting. No business other than that stated in the notice may be transacted at any special meeting. These provisions will delay consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the board of directors.

   Our bylaws provide that the authorized number of directors may be changed by an amendment to the bylaws adopted by the board of directors or by the stockholders. Vacancies on the board of directors may be filled either by holders of a majority our voting stock or a majority of directors in office, although less than a quorum. Our certificate of incorporation also provides for a staggered board of directors. Under a staggered board of directors, each director is designated to one of three categories. Each year the directors' positions in one of the three categories are subject to election so that it would take three years to replace the entire board, absent resignation or premature expiration of a director's term, which may have the effect of deterring a hostile takeover or delaying or preventing changes in our control or management.

Limitations on Liability and Indemnification of Officers and Directors

   Our certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware law. In addition, the certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We have entered into separate indemnification agreements with its directors and executive officers that provide these persons indemnification protection in the event the certificate of incorporation is subsequently amended.

Transfer Agent and Registrar

   Equiserve has been appointed as transfer agent and registrar for our common stock.

Listing

   We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "DRRX."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices.

   Upon consummation of the offering, we will have an aggregate of     shares
of common stock outstanding, based on the number of shares of common stock outstanding as of May 31, 2000, assuming that the underwriters do not exercise their over-allotment option and none of the outstanding options and warrants
are exercised. Of the     shares outstanding after the offering, only the
shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares that may be purchased by our "affiliates." Shares purchased by our affiliates will be subject to the volume and other limitations of Rule 144 of the Securities Act, or "Rule 144" described below. As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the issuer. Upon the expiration of certain contractual "lock-up" restrictions described below, 24,334,917 shares will be eligible for sale 180 days after the date of this prospectus, with 23,891,917 of these shares subject to the volume and other limitations of Rule 144. The remaining 14,395,793 shares will become eligible for sale at various times after that date. All of these remaining shares will be subject to the volume and other limitations of Rule 144.

   Each of our directors and officers and certain of our other stockholders have agreed with Morgan Stanley & Co. Incorporated, for a period of 180 days after the date of this prospectus, not to:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise.

   Morgan Stanley & Co. Incorporated may choose to release some of these shares from such restrictions prior to the expiration of the 180-day period "lock-up" period, although it has no current intention of doing so.

   Under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares of common stock for at least one year, including the holding period of any prior owner who is not an affiliate, would be entitled to sell a number of the shares within any three-month period equal to the greater of 1% of the then outstanding shares of the common stock or the average weekly reported volume of trading of the common stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Immediately after the offering, 1% of our
outstanding shares of common stock would equal approximately      shares.
Under Rule 144, restricted shares are subject to manner of sale and notice requirements and requirements as to the availability of current public information concerning us. Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner who is not an affiliate, is entitled to sell such shares without regard to the volume or other limitations of Rule 144 just described.

   The holders of approximately 35,357,170 shares of common stock are also entitled to certain rights with respect to registration of their shares of common stock for offer or sale to the public. If the holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, the sales could have a material adverse effect on the market price for our common stock.

   Immediately after this offering, there will be options to purchase approximately 668,650 shares of common stock outstanding, based on the number of options outstanding as of May 31, 2000. Subject to the provisions of the lock-up agreements described above, holders of these options may rely on the resale provisions of Rule 701 under the Securities Act. Rule 701 permits non-affiliates to sell their shares without having to comply with the volume, holding period or other limitations of Rule 144 and permits affiliates to sell their shares without having to comply with the holding period limitation of Rule 144, in each case beginning 90 days after the consummation of this offering. In addition, shortly after this offering, we intend to file a registration statement on Form S-8 covering the 1,271,200 shares of common stock reserved for issuance under the 2000 Stock Plan based upon the number of options outstanding as of May 31, 2000. Shares of common stock registered under any registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, unless the shares are subject to vesting restrictions with us or the lock-up agreements described above.

                                 UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting agreement dated the date hereof, or the "underwriting agreement," the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, the respective number of shares of common stock set forth opposite the names of such underwriters below:

                                                                       Number of
          Name                                                          Shares
          ----                                                         ---------
        Morgan Stanley & Co. Incorporated............................
        Chase Securities Inc. .......................................
        CIBC World Markets Corp. ....................................







                                                                          ---
            Total....................................................
                                                                          ---

   The underwriters are collectively referred to as the "underwriters." The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any shares are taken. However, the underwriters are not required to take the shares covered by the underwriters' over-allotment option described below.

   The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $          a share under the public offering
price. Any underwriter may allow, and such dealers may reallow, a concession
not in excess of $          a share to other underwriters or to certain other
dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

   We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent such option is exercised, each U.S. underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such U.S. underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table.

   The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

   We have requested that the underwriters reserve up to           shares of
common stock to be offered at the public offering price to employees, friends and families of employees, service providers, employees of customers and others in the U.S. These people will agree to hold their shares for at least 180 days after the date of this prospectus. This directed share program will be administered by Morgan Stanley & Co. Incorporated. The number of shares of common stock available for sale to the general public will be reduced to the extent such individuals purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

   Each of our directors, officers and certain of our other stockholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

   The restrictions described above do not apply to:

  .  the sale of shares to the underwriters,

  . the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing, provided that purchasers enter into similar "lock-up" agreements, or

  . transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

   In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

   We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

   Entities affiliated with Chase H&Q purchased an aggregate of 309,471 shares of our preferred stock for an aggregate amount of approximately $551,332 million. These shares will convert into 309,471 shares of common stock upon the completion of this offering.

   Certain of the underwriters from time to time perform various investment banking services for us, for which such underwriters receive customary compensation.

Pricing of the Offering

   Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between us and the underwriters. Among the factors will be considered in determining the initial public offering price will be our future prospects and our industry in general, sales, earnings and certain of our other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for DURECT by Venture Law Group, A Professional Corporation, Menlo Park, California. Mark B. Weeks, a director of Venture Law Group, is our Secretary. Certain legal matters regarding the form and content of the prospectus will be passed upon for the underwriters by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. Mr. Weeks, employees of Venture Law Group and an investment partnership affiliated with Venture Law Group own a total of 23,256 shares of our Series B preferred stock.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1998 and 1999 and for the period from inception (February 6, 1998) to December 31, 1998 and the year ended December 31, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

   Ernst & Young LLP, independent auditors, have audited the financial statements of ALZET (a product line of ALZA Corporation) at December 31, 1998 and 1999 and for the years ended December 31, 1998 and 1999, as set forth in their report. We have included these financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits thereto. Statements contained in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or document. For further information with respect to us and the common stock, reference is hereby made to the registration statement and the exhibits thereto, which may be inspected and copied at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained at prescribed rates from the Commission's Public Reference Section at such addresses. Also, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

   Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy and information statements and other information with the Commission. Such periodic reports, proxy and information statements and other information will be available for inspection and copying at the regional offices, public reference facilities and Web site of the Commission referred to above.

                       INDEX TO FINANCIAL STATEMENTS

                               DURECT CORPORATION
                         (a development stage company)

                                                                            Page
                                                                            ----
Report of Independent Auditors............................................. F-2
Balance Sheets............................................................. F-3
Statements of Operations................................................... F-4
Statement of Stockholders' Equity.......................................... F-5
Statements of Cash Flows................................................... F-7
Notes to Financial Statements.............................................. F-8

                                 ALZET(R)

                   (a Product Line of ALZA Corporation)

Report of Independent Auditors............................................. F-24
Balance Sheets............................................................. F-25
Statements of Operations................................................... F-26
Statements of Cash Flows................................................... F-27
Notes to Financial Statements.............................................. F-28

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
DURECT Corporation

   We have audited the accompanying balance sheets of DURECT Corporation (a development stage company) as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity, and cash flows for the period from inception (February 6, 1998) to December 31, 1998 and the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DURECT Corporation (a development stage company) at December 31, 1998 and 1999, and the results of its operations and its cash flows for the period from inception (February 6, 1998) to December 31, 1998 and the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Palo Alto, California
February 9, 2000

                               DURECT CORPORATION
                         (a development stage company)

                                 BALANCE SHEETS
                    (in thousands, except per share amounts)

                                                                 Pro forma
                               December 31,                 stockholders' equity
                             -----------------   March 31,      at March 31,
                              1998      1999       2000             2000
                             -------  --------  ----------- --------------------
                                                (Unaudited)     (Unaudited)
Assets
Current assets:
  Cash and cash
   equivalents.............  $ 7,975  $  3,863   $ 37,781
  Short-term investments...       --    12,735      2,360
  Accounts receivable, net
   of allowance of $0, $5
   and $8 at December 31,
   1998 and 1999, and March
   31, 2000, respectively..       --        97        116
  Inventory................       --       188        169
  Prepaid expenses and
   other current assets....      140       584        420
                             -------  --------   --------
Total current assets.......    8,115    17,467     40,846
Property and equipment,
 net.......................      168     1,271      1,578
Intangible assets, net.....       --     1,390      1,320
Long-term investments......       --     2,335      1,000
Other non-current assets...       --        --        256
                             -------  --------   --------
Total assets...............  $ 8,283  $ 22,463   $ 45,000
                             =======  ========   ========
Liabilities and
 stockholders' equity
Current liabilities:
  Accounts payable.........  $    53  $    483   $    327
  Accrued liabilities......      155       429        592
  Accrued liabilities to
   related party...........      203       321        261
  Accrued Issuance Cost....       --        --        256
  Contract research
   liability...............       12       180         19
  Equipment loan, current
   portion.................       28       133        225
                             -------  --------   --------
Total current liabilities..      451     1,546      1,680
Equipment loan, noncurrent
 portion...................       83       189        611
Commitments
Stockholders' equity:
  Preferred stock, issuable
   in series--$0.0001 par
   value, 14,800, 24,242
   and 27,641 shares
   authorized at December
   31, 1998 and 1999 and
   March 31,2000,
   respectively; 14,143,
   23,931 and 27,503 shares
   issued and outstanding
   in December 31, 1998 and
   1999, and March 31, 2000
   respectively; aggregate
   liquidation preference
   of $9,394, $30,226 and
   $55,230 at December 31,
   1998 and 1999 and March
   31, 2000, respectively;
   pro forma      shares
   authorized, no shares
   issued and outstanding..        1         2          2         $     --
  Common stock, $0.0001 par
   value: 25,200, 41,542
   and 50,000 shares
   authorized at December
   31, 1998 and 1999 and
   March 31, 2000
   respectively; 8,400,
   8,502 and 9,834 shares
   issued and outstanding
   at December 31, 1998 and
   1999, and March 31,
   2000, respectively; pro
   forma      shares
   authorized,      shares
   issued and outstanding..        1         1          1                3
  Additional paid-in
   capital.................    9,626    34,642     63,765           63,765
  Notes receivable from
   stockholders............      (36)      (33)      (264)            (264)
  Accumulated other
   comprehensive income....       --        --        (20)             (20)
  Deferred compensation....     (521)   (3,252)    (5,438)          (5,438)
  Deficit accumulated
   during the development
   stage...................   (1,322)  (10,632)   (15,337)         (15,337)
                             -------  --------   --------         --------
Stockholders' equity.......    7,749    20,728     42,709         $ 42,709
                             -------  --------   --------         ========
Total liabilities and
stockholders' equity.......  $ 8,283  $ 22,463   $ 45,000
                             =======  ========   ========

        The accompanying notes are an integral part of these statements.

                               DURECT CORPORATION
                         (a development stage company)

                            STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                          Period from                                       Period from
                           inception                                         inception
                          (February 6,              Three month ended March (February 6,
                            1998) to    Year ended            31,             1998) to
                          December 31, December 31, -----------------------  March 31,
                              1998         1999        1999        2000         2000
                          ------------ ------------ ----------- ----------- ------------
                                                    (unaudited) (unaudited) (unaudited)
Revenue, net............    $    --      $    86      $    --     $    83     $    169
Cost of goods sold......         --           39           --          36           75
                            -------      -------      -------     -------     --------
Gross margin............         --           47           --          47           94
                            -------      -------      -------     -------     --------
Operating expenses:
  Research and
   development..........        466        5,181          649       2,259        7,906
  Research and
   development to
   related party........        243        1,182          213         262        1,687
  Selling, general and
   administrative.......        585        2,178          394       1,039        3,802
  Noncash charges
   related to stock-
   based compensation ..        149          865           98       1,132        2,146
                            -------      -------      -------     -------     --------
Total operating
 expenses...............      1,443        9,406        1,354       4,692       15,541
                            -------      -------      -------     -------     --------
Loss from operations....     (1,443)      (9,359)      (1,354)     (4,645)     (15,447)
Other income (expense):
  Interest income.......        121          678           74         287        1,086
  Interest expense......        --           (27)          (4)        (21)         (48)
                            -------      -------      -------     -------     --------
Net other income........        121          651           70         266        1,038
                            -------      -------      -------     -------     --------
Net loss................     (1,322)      (8,708)      (1,284)     (4,379)     (14,409)
Accretion of cumulative
 dividends on Series B
 convertible preferred
 stock..................         --          602           --         326          928
                            -------      -------      -------     -------     --------
Net loss attributable to
 common stockholders....    $(1,322)     $(9,310)     $(1,284)    $(4,705)    $(15,337)
                            =======      =======      =======     =======     ========
Net loss per common
 share, basic and
 diluted................    $ (0.36)     $ (1.76)     $ (0.28)    $ (0.71)
                            =======      =======      =======     =======
Shares used in computing
 basic and diluted net
 loss per share.........      3,655        5,291        4,587       6,604
                            =======      =======      =======     =======
Pro forma net loss per
 share, basic and
 diluted (unaudited)....                 $ (0.37)                 $ (0.14)
                                         =======                  =======
Shares used in computing
 pro forma net loss per
 share (unaudited)......                  23,771                   30,653
                                         =======                  =======
Research and
 development............    $    46      $   485      $    38     $   705     $  1,236
Selling, general and
 administrative.........        103          380           60         427          910
                            -------      -------      -------     -------     --------
                            $   149      $   865      $    98     $ 1,132     $  2,146
                            =======      =======      =======     =======     ========

--------
(1) Stock-based compensation related to the following:


        The accompanying notes are an integral part of these statements.

                               DURECT CORPORATION
                         (a development stage company)

                       STATEMENT OF STOCKHOLDERS' EQUITY

   For the period from inception (February 6, 1998) to December 31, 1999 and
             (unaudited) the three months ended March 31, 2000
                    (in thousands, except per share amounts)

                           Convertible                                                       Deficit
                            Preferred                               Notes                  Accumulated
                              Stock     Common Stock  Additional  Receivable               During the      Total
                          ------------- -------------  Paid-In       From       Deferred   Development Stockholders'
                          Shares Amount Shares Amount  Capital   Stockholders Compensation    Stage       Equity
                          ------ ------ ------ ------ ---------- ------------ ------------ ----------- -------------
 Issuance of common
  stock to founders at
  $0.0036 per share for
  cash in April 1998....      -- $  --  8,400   $ 1    $    29       $ --       $    --     $     --      $    30
 Issuance of Series A-1
  convertible preferred
  stock in June 1998 for
  license rights........   5,600    --     --    --         --         --            --           --           --
 Issuance of Series A-2
  convertible preferred
  stock at $1.00 per
  share in June 1998 for
  cash, net of issuance
  costs of $277.........   5,636     1     --    --      5,359         --            --           --        5,360
 Issuance of Series A-2
  convertible preferred
  stock at $1.25 per
  share in December 1998
  for cash, net of
  issuance costs of
  $66...................   2,907    --     --    --      3,568        (36)           --           --        3,532
 Deferred compensation
  related to stock
  options...............                                   670                     (521)                      149
 Net loss...............      --    --     --    --         --         --                     (1,322)      (1,322)
                          ------ -----  -----   ---    -------       ----       -------     --------      -------
Balance at December 31,
 1998...................  14,143     1  8,400     1      9,626        (36)         (521)      (1,322)       7,749
 Issuance of common
  stock upon exercise of
  stock options for
  notes receivable and
  cash at $0.35 per
  share.................      --    --    102    --         34        (33)           --           --            1
 Repayment of notes
  receivable............      --    --     --    --         --         36            --           --           36
 Issuance of Series A-2
  convertible preferred
  stock at $1.25 per
  share in May 1999 for
  cash, net of issuance
  costs of $21..........      99    --     --    --        103         --            --           --          103
 Issuance of Series B
  convertible preferred
  stock at $2.15 per
  share in July 1999 for
  cash, net of issuance
  costs of $880.........   9,364     1     --    --     19,251         --            --           --       19,252
 Issuance of Series B-1
  convertible preferred
  stock at $4.40 per
  share in October 1999
  in connection with the
  acquisition of
  IntraEar..............     325    --     --    --      1,430         --            --           --        1,430
 Deferred compensation
  related to stock
  options...............      --    --     --    --      3,596         --        (2,731)          --          865
 Accretion of cumulative
  dividends on Series B
  convertible preferred
  stock                       --    --     --    --        602         --            --         (602)          --
 Net loss...............      --    --     --    --                    --            --       (8,708)      (8,708)
                          ------ -----  -----   ---    -------       ----       -------     --------      -------
Balance at December 31,
 1999...................  23,931 $   2  8,502   $ 1    $34,642       $(33)      $(3,252)    $(10,632)     $20,728
                          ====== =====  =====   ===    =======       ====       =======     ========      =======

                               DURECT CORPORATION
                         (a development stage company)

              STATEMENT OF STOCKHOLDERS' EQUITY--(Continued)

                   Convertible                                                                     Deficit
                    Preferred                               Notes                   Accumulated  Accumulated
                      Stock     Common Stock  Additional  Receivable                   Other     During the      Total
                  ------------- -------------  Paid-In       From       Deferred   Comprehensive Development Stockholders'
                  Shares Amount Shares Amount  Capital   Stockholders Compensation    Income        Stage       Equity
                  ------ ------ ------ ------ ---------- ------------ ------------ ------------- ----------- -------------
Balance at
 December 31,
 1999...........  23,931  $ 2   8,502   $ 1    $34,642      $  (33)     $ (3,252)      $ (--)     $(10,632)     $20,728
Issuance of
 31,395
 convertible
 Series B-1
 stock warrants
 to equipment
 lessor in
 January 2000
 (unaudited)....      --  --       --   --         190          --            --          --            --          190
Issuance of
 common stock
 upon exercise
 of stock
 options for
 notes
 receivable and
 cash at $0.35
 and $0.20 per
 share
 (unaudited)....      --   --   1,332    --        331        (231)           --          --            --          100
Issuance of
 Series C
 convertible
 preferred stock
 at $7.00 per
 share in March
 2000 for cash
 net of issuance
 costs of $43
 (unaudited)....   3,572   --      --    --     24,958          --            --          --            --       24,958
Deferred
 compensation
 related to
 stock options
 (unaudited)....      --   --      --    --      3,072          --        (2,186)         --            --          886
Noncash charges
 related to
 stock options
 issued to
 nonemployees
 (unaudited)....      --   --      --    --        246          --            --          --            --          246
Accretion of
 cumulative
 dividends on
 Series B
 convertible
 preferred stock
 (unaudited)....      --   --      --    --        326          --            --          --          (326)          --
Net unrealized
 loss in
 available-for-
 sale securities
 (unaudited)....      --   --      --    --         --          --            --         (20)           --          (20)
Net loss
 (unaudited)....      --   --      --    --         --          --            --          --        (4,379)      (4,379)
                                                                                                                -------
Total
 comprehensive
 net loss
 (unaudited)....      --   --      --    --         --          --            --          --            --       (4,399)
Balance at March
 31, 2000
 (unaudited)....  27,503  $ 2   9,834   $ 1    $63,765      $(264)      $(5,438)       $(20)      $(15,337)     $42,709
                  ======  ===   =====   ===    =======      ======      ========       =====      ========      =======


        The accompanying notes are an integral part of these statements.

                               DURECT CORPORATION
                         (a development stage company)

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                          Period from                                       Period from
                           inception                                         inception
                          (February 6,                Three months ended    (February 6,
                            1998) to    Year ended         March 31,          1998) to
                          December 31, December 31, -----------------------  March 31,
                              1998         1999        1999        2000         2000
                          ------------ ------------ ----------- ----------- ------------
                                                    (unaudited) (unaudited) (unaudited)
Cash flows from
 operating activities
Net loss................    $(1,322)     $ (8,708)    $(1,284)    $(4,379)    $(14,409)
Adjustments to reconcile
 net loss to net cash
 used in operating
 activities:
  Depreciation and
   amortization.........          5           311          18         188          504
  Noncash charges
   related to stock-
   based compensation...        149           865          98       1,132        2,146
  Changes in assets and
   liabilities:
    Accounts
     receivable.........         --           (97)         --         (19)        (116)
    Inventory...........         --          (188)         --          19         (169)
    Prepaid expenses and
     other assets.......       (140)         (444)        (56)        164         (420)
    Accounts payable....         53           430          53        (156)         327
    Accrued
     liabilities........        155           274          44         163          592
    Accrued liabilities
     to related party...        203           118          22         (60)         261
    Contract research
     liability..........         12           168          22        (161)          19
                            -------      --------     -------     -------     --------
  Total adjustments.....        437         1,437         201       1,270        3,144
                            -------      --------     -------     -------     --------
  Net cash and cash
   equivalents used in
   operating
   activities...........       (885)       (7,271)     (1,083)     (3,109)     (11,265)
Cash flows from
 investing activities
Purchase of equipment...        (62)       (1,016)       (142)       (416)      (1,494)
Purchase of
 investments............         --       (15,070)         --          --      (15,070)
Proceeds from maturities
 of short-term
 investments............         --            --          --      11,690       11,690
Payment for acquisition
 of IntraEar, net.......         --           (69)         --          --          (69)
                            -------      --------     -------     -------     --------
  Net cash and cash
   equivalents used in
   investing
   activities...........        (62)      (16,155)       (142)     11,274       (4,943)
                            -------      --------     -------     -------     --------

Cash flows from
 financing activities
Net proceeds from
 equipment loan.........         --            --          --         750          750
Payments on equipment
 loan...................         --           (78)         --         (55)        (133)
Net proceeds from
 issuances of common
 stock..................         30             1          --         100          131
Net proceeds from notes
 receivable from
 stockholders...........         --            36          36          --           36
Net proceeds from
 issuances of
 convertible preferred
 stock..................      8,892        19,355          --      24,958       53,205
                            -------      --------     -------     -------     --------
  Net cash and cash
   equivalents provided
   by financing
   activities...........      8,922        19,314          36      25,753       53,989
                            -------      --------     -------     -------     --------
Net increase (decrease)
 in cash and cash
 equivalents............      7,975        (4,112)     (1,189)     33,918       37,781
Cash and cash
 equivalents at
 beginning of
 period/year............         --         7,975       7,975       3,863           --
                            -------      --------     -------     -------     --------
Cash and cash
 equivalents at end of
 period/year............    $ 7,975      $  3,863     $ 6,786     $37,781     $ 37,781
                            =======      ========     =======     =======     ========

Supplemental disclosure
 of cash flow
 information
Equipment financed
 through an equipment
 loan...................    $   111      $    289     $   139     $    --     $  1,150
                            =======      ========     =======     =======     ========
Cash paid during the
 year for interest......    $    --      $     27     $     4     $    12     $     39
                            =======      ========     =======     =======     ========
Notes receivable issued
 in connection with
 exercise of stock
 options                    $    36      $     33     $    --     $   231     $    264
                            =======      ========     =======     =======     ========
Issuance of Series B-1
 convertible preferred
 stock for assets
 acquired in acquisition
 of IntraEar............    $    --      $  1,430          --          --     $  1,430
                            =======      ========     =======     =======     ========
Issuance of warrants to
 equipment lessor.......         --            --          --     $   190     $    190
                            =======      ========     =======     =======     ========


        The accompanying notes are an integral part of these statements.

                              DURECT CORPORATION
                         (a development stage company)

                         NOTES TO FINANCIAL STATEMENTS

   (Information at March 31, 2000 and for the three-month periods ended

                  March 31, 1999 and 2000 is unaudited)

1. Summary of Significant Accounting Policies

   Nature of Operations and Basis of Presentation

   DURECT Corporation (the "Company") was incorporated in the state of Delaware on February 6, 1998. The Company is a pharmaceutical company developing therapies for chronic disorders that require continuous drug dosing. The Company's lead product is for the treatment of chronic pain.

   The Company's activities in 1998 consisted principally of raising capital, arranging for facilities, acquiring equipment and licensing rights, recruiting managerial and technical personnel, and commencing research and development efforts. In 1999, the Company expanded its research and development activities, acquired licensing rights, raised capital, and continued to recruit managerial and technical personnel. Accordingly, the Company is classified as a development stage enterprise.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ materially from those estimates.

   Cash Equivalents and Marketable Securities

   The Company considers all highly liquid investments with maturities of 90 days or less from the date of purchase to be cash equivalents. Investments with maturities of greater than 90 days but less than one year are classified as short-term investments. Management determines the appropriate classification of its cash equivalents and investment securities at the time of purchase and reevaluates such determination as of each balance sheet date. Management has classified the Company's cash equivalents and marketable securities as available-for-sale securities in the accompanying financial statements. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported as a component of accumulated other comprehensive income. Realized gains and losses are included in interest income. The cost of securities sold is based on the specific identification method.

   The Company invests its excess cash in debt instruments of financial institutions and corporations, and money market funds with high credit ratings. The Company has established guidelines regarding diversification of its investments and their maturities with the objectives of maintaining safety and liquidity, while maximizing yield.

   Concentrations of Credit Risk

   Financial instruments that potentially subject the Company to credit risk consist principally of interest-bearing investments and trade receivables. The Company maintains cash and cash equivalents and investments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution.

   Hospitals and other health-care providers account for a substantial portion of the trade receivables; collateral for these receivables is generally not required by the Company. The risk associated with this concentration is limited due to the large number of accounts and their geographic dispersion. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business.

                              DURECT CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

   (Information at March 31, 2000 and for the three-month periods ended

                  March 31, 1999 and 2000 is unaudited)

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but management believes credit risk exposure to such contracts is limited by periodically reviewing the creditworthiness of the counterparties to the transactions. As of December 31, 1999, the Company has not experienced significant credit losses.

   The Company maintains cash, cash equivalents and investments with various financial institutions. The Company performs periodic evaluations of the relative credit quality of its investments.

   Inventories

   Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis. At December 31, 1999, inventories consisted of finished goods.

   Property and Equipment

   Property and equipment are stated at cost less accumulated depreciation, which is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or terms of the related leases, whichever are shorter.

   Acquisition of IntraEAR

   On October 1, 1999, the Company acquired substantially all of the assets of IntraEAR, Inc. ("IntraEAR") for a total cost of approximately $1,797,000 (consisting of $320,000 in cash, 325,023 shares of Series B-1 convertible preferred stock, and transaction costs of approximately $46,000). IntraEAR developed and commercialized products aimed at the treatment of inner-ear disorders. The purchase price was allocated to the tangible and identifiable intangible assets acquired on the basis of their fair values, as follows:

       Tangible assets............................................... $  306,000
       Patents.......................................................    410,000
       Developed technology..........................................     90,000
       Other intangibles.............................................    310,000
       Goodwill......................................................    681,000
                                                                      ----------
         Total purchase price........................................ $1,797,000
                                                                      ==========

   The acquisition of IntraEAR has been accounted for as a purchase, with the result of IntraEAR's operations included in the Company's results of operations from the date of acquisition. The unaudited pro forma information, had the acquisition of IntraEAR occurred at the beginning of 1998, is as follows (in thousands, except per share amounts):

                                                        Year end December 31,
                                                        ----------------------
                                                           1998        1999
                                                        ----------  ----------
       Revenue......................................... $      385  $      364
       Net loss........................................ $   (2,213) $   (9,309)
       Net loss per common share, basic and diluted.... $    (0.56) $    (1.76)

   The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred had the transaction been completed at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results.

                              DURECT CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

   (Information at March 31, 2000 and for the three-month periods ended

                  March 31, 1999 and 2000 is unaudited)

   Intangible assets represent the excess of total acquisition cost of IntraEAR over the fair value of identifiable net assets of businesses acquired. Intangible assets are amortized using the straight-line method over their estimated useful lives over periods ranging from two to six years. Management periodically reviews the carrying amount of goodwill and other intangible assets to assess their continued recoverability. Accumulated amortization of patents, developed technology and other intangibles totaled $69,000 and $139,000 at December 31, 1999 and March 31, 2000, respectively.

   Impairment of Long-Lived Assets

   In accordance with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), the Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Under SFAS 121, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. Impairment, if any, is assessed using discounted cash flows. Through December 31, 1999, there have been no such losses.

   Stock-Based Compensation

   The Company accounts for stock-based employee compensation arrangements in accordance with the provisions and related interpretations of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and has elected to follow the "disclosure only" alternative prescribed by Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under APB No. 25, stock-based compensation is based on the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. Unearned compensation is amortized and expensed over the vesting period of the respective options. The Company accounts for stock options issued to nonemployees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force 96-18, "Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." The fair value of options granted to non-employees is periodically remeasured as the underlying options vest.

   Revenue Recognition

   Revenue from the sale of products is primarily recognized at the time product is shipped to customers, provided no continuing obligation exists. The Company maintains consigned inventory at customer locations for certain products. For these products, revenue is recognized at the time the Company is notified that the device has been used. The Company provides credit, in the normal course of business, to its customers. The Company also maintains an allowance for doubtful customer accounts and charges actual losses when incurred to this allowance.

   Research and Development Expenses

   Research and development costs are expensed as incurred. Research and development costs paid to third parties under sponsored research agreements are recognized as the related services are performed, generally ratably over the period of service. Purchased research and development is recognized in purchase business combinations for the portion of the purchase price allocated to the appraised value of in-process technologies. The portion assigned to in-process technologies excludes the value of core and developed technologies, which are recorded as intangible assets.

                              DURECT CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

   (Information at March 31, 2000 and for the three-month periods ended

                  March 31, 1999 and 2000 is unaudited)


   Comprehensive Loss

   The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which establishes standards for reporting comprehensive loss and its components in the financial statements. SFAS 130 requires unrealized gains and losses on the Company's available-for-sale securities to be included in other comprehensive income or loss. Through December 31, 1999, the Company's comprehensive loss equaled its net loss.

   Segment Reporting

   Effective January 1, 1999, the Company adopted the provisions of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has determined that it did not have any separately reportable business segments during any of the periods from inception to December 31, 1999.

   Net Loss Per Share

   Basic net loss per share and diluted net loss per share are computed in conformity with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). In accordance with SFAS 128, basic net loss per share excludes dilutive common stock equivalents and is calculated as net loss divided by the weighted-average number of common shares outstanding. Diluted net loss per share is computed using the weighted-average number of common shares outstanding and dilutive common stock equivalents outstanding during the period. Common equivalent shares from common stock issued to founders, investors, and employees that are subject to repurchases (using the treasury stock method) are excluded from the calculation of net loss per share as their effect is antidilutive. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. Through March 31, 2000, the Company had not had any issuances or grants for nominal consideration other than the shares issued to the founders.

                              DURECT CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

   (Information at March 31, 2000 and for the three-month periods ended

                  March 31, 1999 and 2000 is unaudited)


   Pro forma basic and diluted pro forma net loss per share has been computed as described above and also gives effect, under SEC guidance, to the conversion of the convertible preferred stock (using the if-converted method) as though it had happened on the original date of issuance. The following table presents the calculations of basic and diluted and pro forma basic and diluted net loss per share (in thousands, except per share amounts):

                                 Period from
                                  inception                    Three months
                              (February 6, 1998)  Year ended  ended March 31,
                               to December 31,   December 31, ----------------
                                     1998            1999      1999     2000
                              ------------------ ------------ -------  -------
                                                                (unaudited)
Net loss.....................      $(1,322)        $(8,708)   $(1,284) $(4,379)
  Less: accumulated dividend
   on Series B preferred
   stock.....................           --             602         --      326
                                   -------         -------    -------  -------
Net loss available to common
 stockholders................      $(1,322)        $(9,310)   $(1,284) $(4,705)
                                   =======         =======    =======  =======
Basic and diluted weighted
 average shares:
  Weighted-average shares of
   common stock outstanding..        8,400           8,407      8,400    9,302
  Less: weighted-average
   shares subject to
   repurchase................       (4,745)         (3,116)    (3,813)  (2,698)
                                   -------         -------    -------  -------
  Weighted-average shares
   used in computing basic
   and diluted net loss per
   share.....................        3,655           5,291      4,587    6,604
                                   =======         =======    =======  =======
Basic and diluted net loss
 per share...................      $ (0.36)        $ (1.76)   $ (0.28) $ (0.71)
                                   =======         =======    =======  =======
Pro forma:
  Net loss...................      $(1,322)        $(8,708)   $(1,284) $(4,379)
                                   =======         =======    =======  =======
  Shares used above..........        3,655           5,291      4,587    6,604
  Pro forma adjustment to
   reflect weighted effect of
   assumed conversion of
   convertible preferred
   stock (unaudited).........        8,080          18,480     14,143   24,049
                                   -------         -------    -------  -------
  Shares used in computing
   pro forma basic and
   diluted net loss per share
   (unaudited)...............       11,735          23,771     18,730   30,653
                                   =======         =======    =======  =======
Pro forma basic and diluted
 net loss per share
 (unaudited).................      $ (0.11)        $ (0.37)   $ (0.07) $ (0.14)
                                   =======         =======    =======  =======

   Unaudited Pro Forma Balance Sheet

   If the initial public offering discussed in Note 10 is consummated, all of the convertible preferred stock outstanding will automatically be converted into common stock upon the closing of the offering. The conversion of the convertible preferred stock that was outstanding as of March 31, 2000 has been reflected in the accompanying unaudited pro forma balance sheet.

   Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133

                              DURECT CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

   (Information at March 31, 2000 and for the three-month periods ended

                  March 31, 1999 and 2000 is unaudited)

requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through net income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the derivative's change in fair value will be immediately recognized in earnings. SFAS 133 is effective for the Company's year ending December 31, 2001. The Company does not currently hold any derivatives and does not expect the adoption of SFAS 133 to materially impact the results of its operations.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"). SAB 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company believes that its current revenue recognition principles comply with SAB 101.

2. Agreements with ALZA and Others

   In April 1998, the Company entered into a development and commercialization agreement with ALZA Corporation ("ALZA") for certain product development rights, patent rights, and other know-how relating to the DUROS system. The Company issued 5,600,000 shares of Series A-1 preferred stock to ALZA in connection with this agreement and is required to pay ALZA a royalty on the net sales of products and a percentage of up front license fees, milestone payments, or any other payments or consideration received by the Company, excluding research and development funding. Under the terms of this agreement, the Company is required to meet annual minimum development spending requirements and develop a minimum number of products.

   As provided for in the license agreement, the Company may pursue a number of products in specified fields of use using the DUROS technology. However, to maintain its rights under the agreement, the Company must commit to a minimum annual level of product development funding with the amount and duration of such funding in each field varying over time.

   The future minimum annual product development funding required under the ALZA agreement for all fields of use is as follows (in thousands):

       Year ended December 31,
         2000.......................................................... $ 6,000
         2001..........................................................   8,000
         2002..........................................................  13,000
         2003..........................................................  14,000
         2004..........................................................  17,000
                                                                        -------
       Total minimum funding required.................................. $58,000
                                                                        =======

   The agreement may be terminated by the Company, by providing ninety days written notice to ALZA, or when the Company ceases to have royalty payment obligations to ALZA (at least 20 years).

   In the period from inception (February 6, 1998) to December 31, 1998, the year ended December 31, 1999, and the period from inception (February 6, 1998) to December 31, 1999, the Company incurred development expenses of $243,000, $1,182,000, and $1,425,000, respectively, for work performed by ALZA, of which $40,000, $1,064,000, and $1,104,000 was paid during the period from inception (February 6, 1998) to

                              DURECT CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

   (Information at March 31, 2000 and for the three-month periods ended

                  March 31, 1999 and 2000 is unaudited)

December 31, 1998, the year ended December 31, 1999, and the period from inception (February 6, 1998) to December 31, 1999, respectively. At December 31, 1998 and 1999, $203,000 and $321,000, respectively, were included in accrued liabilities.

   In the three-month periods ended March 31, 1999 and March 31, 2000, the Company incurred development expenses of $225,000 and $261,000, respectively, for work performed by ALZA, of which $203,000 and $321,000 was paid in the three months ended March 31, 1999 and March 31, 2000. At March 31, 2000, $261,000 was included in accrued liabilities. In the period from inception (February 6, 1998) to March 31, 2000, the Company incurred development expenses of $1,686,000 for work performed by ALZA, of which $1,425,000 was paid during the period from inception (February 6, 1998) to March 31, 2000.

   In 1998 and 1999, the Company entered into several contract research agreements with numerous consultants, clinics and hospitals focused on the general research and clinical study support. Total contract research expenses recognized for the period from inception (February 6, 1998) to December 31, 1998, the year ended December 31, 1999, and the period from inception (February 6, 1998) to December 31, 1999 was approximately $39,000, $1,028,000, and $1,067,000, respectively. Total contract research expenses recognized in the three-month periods ended March 31, 1999 and March 31, 2000 were $157,000 and $269,000, respectively. Total contract research expenses recognized in the period from inception (February 6, 1998) to March 31, 2000 were $1,336,000. The Company has the right to terminate these agreements at any time upon 30 days written notice.

3. Financial Instruments

   The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

   The following is a summary of available-for-sale securities as of December 31, 1999 and March 31, 2000 (in thousands):

                         December 31, 1999                       March 31, 2000
                         ----------------- ----------------------------------------------------------
                          Amortized Cost
                           and Estimated                                                   Estimated
                            Fair Value     Amortized Cost Unrealized Gain Unrealized Loss Fair Value
                         ----------------- -------------- --------------- --------------- -----------
                                            (unaudited)     (unaudited)     (unaudited)   (unaudited)
Money market fund.......      $    82         $ 7,247          $ --            $ --         $ 7,247
Commercial paper........       18,783         $29,352            --             (20)         29,332
                              -------         -------          ----            ----         -------
                              $18,865         $36,599          $ --            $(20)        $36,579
                              =======         =======          ====            ====         =======
Reported as:
  Cash equivalents......      $ 3,795         $33,224          $ --            $ (5)        $33,219
  Short-term marketable
   securities...........       12,735           2,368            --              (8)          2,360
  Long-term marketable
   securities...........        2,335           1,007            --              (7)          1,000
                              -------         -------          ----            ----         -------
                              $18,865         $36,599          $ --            $(20)        $36,579
                              =======         =======          ====            ====         =======

   As of December 31, 1999, the difference between the fair value and the amortized cost of available-for-sale securities was immaterial.

                              DURECT CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

   (Information at March 31, 2000 and for the three-month periods ended

                  March 31, 1999 and 2000 is unaudited)

   The following is a summary of the cost and estimated fair value of available-for-sale securities at December 31, 1999 and March 31, 2000, by contractual maturity (in thousands):

                         December 31, 1999                        March 31, 2000
                         ------------------ ----------------------------------------------------------
                         Cost and Estimated                                                 Estimated
                             Fair Value     Amortized Cost Unrealized Gain Unrealized Loss Fair Value
                         ------------------ -------------- --------------- --------------- -----------
                                             (unaudited)     (unaudited)     (unaudited)   (unaudited)
Mature in one year or
 less...................      $16,530          $35,592          $ --            $(13)        $35,579
Mature after one year
 through two years......        2,335            1,007            --              (7)          1,000
                              -------          -------          ----            ----         -------
  Total.................      $18,865          $36,599          $ --            $(20)        $36,579
                              =======          =======          ====            ====         =======

4. Property and Equipment

   Property and equipment consist of the following (in thousands):

                                                     December 31,     March 31,
                                                     --------------  -----------
                                                     1998    1999       2000
                                                     ------ -------  -----------
                                                                     (unaudited)
     Equipment...................................... $ 120  $ 1,161    $1,713
     Leasehold improvement..........................    12      155       126
     Construction-in-progress.......................    41      162        55
                                                     -----  -------    ------
                                                       173    1,478     1,894
     Less accumulated depreciation..................    (5)    (207)     (316)
                                                     -----  -------    ------
     Equipment, net................................. $ 168  $ 1,271    $1,578
                                                     =====  =======    ======

   At December 31, 1998 and 1999, and March 31, 2000, equipment financed under an equipment loan totaled approximately $111,000, $400,000, and $1,150,000 respectively. Accumulated depreciation for this equipment was $5,000, $102,000 and $258,000 as of December 31, 1998 and 1999, and March 31, 2000,
respectively.

5. Equipment Loan

   In October 1998, the Company financed the purchase of certain equipment through a bank loan. The loan was renewed in April 1999 and the amount of the loan was increased to $400,000 from $250,000 in June 1999, with an interest rate increase to 1.25% plus the bank's base rate from 0.5% plus the bank's base rate, respectively. This loan is repayable in equal monthly installments over three years (payments commence April 1999). This equipment loan is secured by substantially all of the Company's assets.

   In January of 2000, the Company amended and restated the loan agreement to include a one-time advance of $750,000. This advance is repayable in monthly installments of principal and interest over 42 months with a balloon payment of $75,000 due at the end of the term. Simultaneously, the Company entered into a lease agreement with the same bank that allows the Company to finance up to $1,500,000 of future equipment purchases and leasehold improvements. The payment terms of the lease are substantially the same as the loan, with a 10 percent balloon payment due at the end of the lease. Both the loan and the lease are secured by the equipment financed.

                              DURECT CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

   (Information at March 31, 2000 and for the three-month periods ended

                  March 31, 1999 and 2000 is unaudited)

   In connection with these agreements, the Company issued warrants to the bank to purchase 31,395 shares of Series B-1 preferred stock at $2.15 per share. The warrants expire on December 16, 2006, and, unless exercised sooner, will be automatically exercised, on a net exercise basis, in the event of an initial public offering on the first date the bank is permitted to sell the shares without restriction. No warrants had been exercised as of March 31, 2000. The fair value of the warrants was determined to be $190,000, calculated using the Black-Scholes option pricing model, using the following assumptions: dividend rate of zero; contractual term of seven years; risk-free interest rate of 6%; and expected volatility of 70%. The fair value of the warrants has been recorded as additional paid-in capital and debt discount and is being amortized as interest expense over the term of the loan.

   Future payments on equipment financing are due as follows (in thousands):

                                                        December 31,  March 31,
                                                            1999        2000
                                                        ------------ -----------
                                                                     (unaudited)
     2000..............................................     $133       $  200
     2001..............................................      133          345
     2002..............................................       56          307
     2003..............................................       --          165
                                                            ----       ------
                                                            $322       $1,017
                                                            ====       ======

   The carrying value of the Company's equipment loan approximates its fair value. The fair value of the Company's equipment loan is estimated using a discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

6. Commitments

   The Company leases its office and research facility under a noncancelable operating lease which expires in January 2004, with two options to extend the lease for 5 years each. The Company is required to pay certain maintenance expenses in addition to monthly rent. Rent expense is recognized on a straight-line basis over the lease term which has scheduled rental payment increases. Rent expense under this operating lease was $80,000, $313,000, and $393,000 for the period from inception (February 6, 1998) to December 31, 1998, the year ended December 31, 1999, and the period from inception (February 6, 1998) to December 31, 1999, respectively.

   Net rent expense under this lease was $84,000 and $73,000 for the three months ended March 31, 1999 and March 31, 2000, respectively. Net rent expense was $466,000 for the period from inception (February 6, 1998) to March 31, 2000.

   Future minimum lease payments under this noncancelable lease are as follows (in thousands):

                                                        December 31,  March 31,
                                                            1999        2000
                                                        ------------ -----------
                                                                     (unaudited)
       Year ended December 31,
         2000..........................................    $  613      $  589
         2001..........................................       775         775
         2002..........................................       798         798
         2003..........................................       806         806
         2004 and thereafter...........................       134         134
                                                           ------      ------
                                                           $3,126      $3,102
                                                           ======      ======

                              DURECT CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

   (Information at March 31, 2000 and for the three-month periods ended

                  March 31, 1999 and 2000 is unaudited)

   Through March 2000, the Company subleased office space to a third party. Sublease income under this lease, which offsets rent expense recognized, was $0, $360,000, and $360,000 for the period from inception (February 6, 1998) to December 31, 1998, the year ended December 31, 1999, and the period from inception (February 6, 1998) to December 31, 1999, respectively. Rental income under this lease was $90,000 and $90,000 for the three months ended
March 31, 1999 and March 31, 2000, respectively. In April 2000, the Company cancelled this sublease.

   At December 31, 1999, the Company had outstanding commitments to purchase laboratory equipment totaling approximately $368,000.

7. Stockholders' Equity

   Preferred Stock

   Convertible preferred stock is issuable in series, with rights and preferences designated by series. The shares outstanding are as follows:

                                                                                                 March 31, 2000
                         December 31, 1998                  December 31, 1999                     (unaudited)
                 ---------------------------------- ---------------------------------- ----------------------------------
                              Shares                             Shares                             Shares
                   Shares   Issued and  Liquidation   Shares   Issued and  Liquidation   Shares   Issued and  Liquidation
                 Authorized Outstanding Preference  Authorized Outstanding Preference  Authorized Outstanding Preference
                 ---------- ----------- ----------- ---------- ----------- ----------- ---------- ----------- -----------
Series A-1......    5,600      5,600      $   --       5,600      5,600      $    --      5,600      5,600      $    --
Series A-2......    9,200      8,543       9,286       8,642      8,642        9,394      8,642      8,642        9,394
Series B........       --         --          --       9,378      9,364       20,133      9,378      9,364       20,133
Series B-1......       --         --          --         450        325          699        450        325          699
Series C........       --         --          --          --         --           --      3,572      3,572       25,004
Undesignated....       --         --          --         172         --           --         --         --           --
                   ------     ------      ------      ------     ------      -------     ------     ------      -------
                   14,800     14,143      $9,286      24,242     23,931      $30,226     27,642     27,503      $55,230
                   ======     ======      ======      ======     ======      =======     ======     ======      =======

   All series of preferred stock are convertible at any time at the stockholders' option into common stock on a one-for-one basis, subject to adjustment for certain dilutive events. Conversion is automatic upon at the earlier of (i) the closing of an underwritten public offering with aggregate offering proceeds in excess of $25,000,000 (as adjusted for stock splits, stock dividends, recapitalization, or similar events) or (ii) upon agreement of the majority of holders of all outstanding shares of preferred stock voting together as a single class.

   Holders of Series A-1, A-2, and B-1 convertible preferred stock are entitled to noncumulative dividends of $0.05, $0.05, and $0.13975, respectively, if and when declared by the board of directors. These dividends are to be paid in advance of any distributions to common stockholders. No dividends have been declared through December 31, 1999.

   Holders of Series B convertible preferred stock are entitled to receive cumulative dividends at the rate of $0.13975 per share per annum on each outstanding share of Series B convertible preferred stock, payable quarterly when, as, and if declared by the board of directors. Such dividends shall accrue on each share from July 16, 1999, and shall accrue on a day-to-day basis whether or not declared. Accumulation of dividends on the Series B convertible preferred stock bear no interest. As of December 31, 1999, the accrued dividend payable is $602,000. Cumulative dividends with respect to Series B convertible preferred stock which are accrued and/or in arrears shall be forgiven upon conversion of such shares to common stock.

   In the event of a liquidation or winding up of the Company, holders of Series A-2, B, and B-1 convertible preferred stock shall have a liquidation preference of $1.087, $2.15, and $2.15, respectively, per share, together

                              DURECT CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

   (Information at March 31, 2000 and for the three-month periods ended

                  March 31, 1999 and 2000 is unaudited)

with any declared but unpaid dividends, over holders of Series A-1 convertible preferred stock and common shares. After payments have been made to the Series A-2, B and B-1 stockholders, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of common stock and Series A-1 convertible preferred stock pro rata based on the number of shares of common stock that are or would be held by each on an as-converted basis.

   In March 2000, the Company completed a private placement of 3,571,429 shares of Series C convertible preferred stock at $7.00 per share, resulting in net cash proceeds of approximately $25.0 million. Holders of Series C preferred stock are entitled to annual noncumulative dividends of $0.35 per share when and if declared by the board of directors. In the event of voluntary or involuntary liquidation of the Company, holders of Series C convertible preferred stock are entitled to a liquidation preference of $7.00 per share plus all declared and unpaid dividends. Holders of Series C convertible preferred stock are entitled to one vote for each share of common stock into which the preferred stock is convertible, currently on a one-for-one basis. Each share of Series C convertible preferred stock will be automatically converted into one share of common stock upon the closing of a firm commitment underwritten initial public offering of the Company's common stock with a per share price of at least $7.00 per share with gross proceeds of at least $25 million.

   Preferred stockholders are entitled to the number of votes they would have upon conversion of their preferred shares into common stock.

   Common Stock

   As of December 31, 1999, the Company's founders owned 8,400,000 shares of common stock.

   The founders' common stock is subject to the Company's right of repurchase upon termination of their employment at the original issue price, and to the extent the Company elects not to exercise its right of repurchase, the remaining founders and certain stockholders may exercise the repurchase right.

   Initially 66- 2/3% of the founders' shares were subject to repurchase, but such repurchase rights lapse over time at the rate of 1.85% for each completed month of employment (until all shares are released from the repurchase option).

   As of December 31, 1999, an aggregate of 2,181,480 shares of the founders' stock remained subject to repurchase.

   As of December 31, 1999 and March 31, 2000, shares of common stock reserved for future issuance consisted of the following:

                                                     December 31,  March 31,
                                                         1999        2000
                                                     ------------ -----------
                                                                  (unaudited)
     Series A-1, A-2, B, B-1 and C convertible
      preferred stock...............................  23,931,231  27,502,660
     Stock options outstanding......................   1,605,000     738,350
     Stock options available for grant..............     296,500   1,624,400
                                                      ----------  ----------
                                                      25,832,731  29,865,410
                                                      ==========  ==========

   1998 Incentive Stock Plan

   In March 1998, the Company adopted the DURECT Corporation Stock Option Plan (the "Stock Plan") under which incentive stock options and nonstatutory stock options may be granted to employees, directors of, or consultants to, the Company and its affiliates.

                              DURECT CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

   (Information at March 31, 2000 and for the three-month periods ended

                  March 31, 1999 and 2000 is unaudited)


   Options granted under the Stock Plan expire no later than ten years from the date of grant. Options may be granted with different vesting terms from time to time but not to exceed five years from the date of grant.

   The option price of an Incentive Stock Option granted to an employee or of a Nonstatutory Stock Option granted to any person who owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company (or any Parent or Subsidiary) shall be no less than 110% of the fair market value per share on the date of grant. The option price of an incentive stock option granted to any other employee shall be no less than 100% of the fair market value per share on the date of grant. The option price of a Nonstatutory Stock Option that is granted to any other person shall be no less than 85% of the fair market value per share on the date of grant.

   Activity under the Stock Plan through March 31, 2000 is as follows:

                                                                       Weighted-
                                                 Shares                 Average
                                                Available  Number of   Exercise
                                                for Grant    Shares      Price
                                                ---------  ----------  ---------
  Shares authorized............................ 1,000,000          --       --
  Options granted..............................  (804,000)    804,000    $0.10
  Options exercised............................        --          --       --
  Options canceled.............................        --          --       --
  Balance at December 31, 1998.................   196,000     804,000    $0.10
                                                ---------  ----------
  Shares authorized............................ 1,000,000          --       --
  Options granted..............................  (934,500)    934,500    $0.35
  Options exercised............................        --     (98,500)   $0.35
  Options canceled.............................    35,000     (35,000)   $0.35
                                                ---------  ----------
  Balance at December 31, 1999.................   296,500   1,605,000    $0.23
                                                ---------  ----------
  Shares authorized (unaudited)................ 1,796,500
  Options granted (unaudited)..................  (530,850)    530,850    $0.58
  Options exercised (unaudited)................            (1,335,250)   $0.25
  Options canceled (unaudited).................    62,250     (62,250)   $0.12
                                                ---------  ----------
  Balance at March 31, 2000 (unaudited)........ 1,624,400     738,350    $0.46
                                                =========  ==========

   The Company recorded deferred compensation in connection with certain stock option grants, net of forfeitures, of $670,000 in 1998 and $3,596,000 in 1999. An additional $3,072,000 of deferred compensation was recorded for the three months ended March 31, 2000. The Company amortized deferred compensation of $149,000 in 1998 and $865,000 in 1999. Amortization of deferred compensation for the three months ended March 31, 1999 and March 31, 2000 was $98,000 and $886,000, respectively. The remaining deferred compensation at March 31, 2000 was $5.4 million, which will be amortized as follows: $2.4 million for the nine months ending December 31, 2000, $1.7 million for the year ending December 31, 2001, $906,000 for the year ending December 31, 2002, $349,000 for the year ending December 31, 2003.

   The weighted-average grant-date fair value of options granted was $0.02 in 1998 and $0.12 in 1999.

   In 1999 and the quarter ended March 31, 2000, Durect issued options to purchase 71,600 shares of common stock to several third party consultants in exchange for services.

                              DURECT CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

   (Information at March 31, 2000 and for the three-month periods ended

                  March 31, 1999 and 2000 is unaudited)

   In connection with these options to purchase common stock, Durect recorded a non-cash charge of $246,000 in its statement of operations for the three months ended march 31, 2000. Expenses for non-employee stock options are recorded over the vesting period of the options, with the amount determined by the Black-Scholes option valuation method and remeasured over the vesting term.

   The following table summarizes the information about stock options outstanding at December 31, 1999:

                             Weighted-
                              Average     Weighted-                 Weighted-
 Range of      Number of     Remaining     Average     Number of     Average
 Exercise       Options     Contractual   Exercise      Options     Exercise
   Price      Outstanding      Life         Price     Exercisable     Price
 --------     -----------   -----------   ---------   -----------   ---------
                            (In years)
$0.10            774,000       8.70         $0.10        774,000      $0.10
$0.20             30,000       8.95         $0.20         30,000      $0.20
$0.35            801,000       9.34         $0.35        801,000      $0.35
               ---------                               ---------
$0.10-$0.35    1,605,000       9.03         $0.23      1,605,000      $0.23
               =========                               =========

   The following table summarizes the information about stock options outstanding at March 31, 2000 (unaudited):

                             Weighted-
                              Average     Weighted-                 Weighted-
 Range of      Number of     Remaining     Average     Number of     Average
 Exercise       Options     Contractual   Exercise      Options     Exercise
   Price      Outstanding      Life         Price     Exercisable     Price
 --------     -----------   -----------   ---------   -----------   ---------
                            (In years)
$      0.10     187,500        8.43         $0.10       187,500       $0.10
$      0.35     359,600        9.55         $0.35       359,600       $0.35
$      1.00     191,250        9.98         $1.00       191,250       $1.00
                -------                                 -------
$0.10-$1.00     738,350        9.38         $0.46       738,350       $0.46
                =======                                 =======

   As of December 31, 1999, outstanding options to purchase an aggregate of 211,000 shares of common stock were vested and exercisable at a weighted-average exercise price per share of $0.10. As of March 31, 2000, outstanding options to purchase an aggregate of 284,350 shares of common stock were vested and exerciseable at a weighted-average exercise price per share of $0.32.

   The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock-based compensation plans. Because the exercise price of the employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is generally recognized. Pro forma information regarding net loss has been determined as if the Company accounted for its employee stock options under the fair value method prescribed by SFAS 123. The resulting effect on pro forma net loss disclosed is not likely to be representative of the effects on net loss on a pro forma basis in future years, due to additional grants and years of vesting in subsequent years. The fair value of each option granted through the period from inception

                              DURECT CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

   (Information at March 31, 2000 and for the three-month periods ended

                  March 31, 1999 and 2000 is unaudited)

(February 6, 1998) to December 31, 1998 and for the year ended December 31, 1999 were estimated on the date of grant using the minimum value method, with the following weighted-average assumptions:

                                         Period from inception
                                          (February 6, 1998)      Year ended
                                         to December 31, 1998  December 31, 1999
                                         --------------------- -----------------
       Risk-free interest rate..........         4.5%                6.00%
       Expected dividend yield..........          --                  --
       Expected life of option                  5 years             5 years

   For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period, and results in a pro forma net loss that is not materially different from actual net loss for all periods presented. Had the Company accounted for its employee stock options under the fair value method prescribed by SFAS 123, the Company's net losses would have been as follows (in thousands, except per share amounts):

                            Period from                                               Period from
                             inception                   Three months Three months     inception
                         (February 6, 1998)  Year ended     ended        ended     (February 6, 1998)
                          to December 31,   December 31,  March 31,    March 31,      to March 31,
                                1998            1999         1999         2000            2000
                         ------------------ ------------ ------------ ------------ ------------------
                                                         (unaudited)  (unaudited)     (unaudited)
Net loss--as reported...      $(1,322)        $(9,310)     $(1,284)     $(4,705)        $(15,337)
Net loss--pro forma
 (unaudited)............      $(1,325)        $(9,335)     $(1,287)     $(4,726)        $(15,386)
Basic and diluted net
 loss per share.........      $ (0.36)        $ (1.76)     $ (0.28)     $ (0.71)
Basic and diluted net
 loss per share--pro
 forma (unaudited)......      $ (0.36)        $ (1.76)     $ (0.28)     $ (0.72)

   2000 Stock Option Plan

   In March 2000, the Company's Board of Directors adopted the Durect Corporation 2000 Stock Option Plan which will be submitted to the Company's stockholders for approval before completion of the Company's proposed initial public offering. Under the 2000 Stock Option Plan, incentive stock options and nonstatutory stock options and stock purchase rights may be granted to employees and consultants, including nonemployee directors. A total of 1,796,000 shares of common stock have been reserved for issuance under this plan.

   2000 Employee Stock Purchase Plan

   The Company's Board of Directors adopted the 2000 Employee Stock Purchase Plan which will be submitted to the Company's stockholders for approval before completion of this offering. A total of 150,000 shares of common stock have been reserved for issuance under the purchase plan. This purchase plan will be implemented by a series of overlapping offering periods of approximately 24 months' duration, with new offering periods, other than the first offering period, beginning on August 1 and February 1 of each year and ending July 31 and January 31, respectively, two years later. The purchase plan allows eligible employees to purchase common stock through payroll deductions at a price equal to the lower of 85% of the fair market value of the Company's common stock at the beginning of each offering period or at the end of each purchase period. The initial offering period will commence on the effectiveness of the initial public offering.

                              DURECT CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

   (Information at March 31, 2000 and for the three-month periods ended

                  March 31, 1999 and 2000 is unaudited)

   2000 Directors' Stock Option Plan

   In March 2000, the Board of Directors adopted the 2000 Directors' Stock Option Plan. A total of 300,000 shares of common stock have been reserved for issuance under this plan. The directors' plan provides that each person who becomes a nonemployee director of the Company after the effective date of this offering will be granted a nonstatutory stock option to purchase 20,000 shares of common stock on the date on which the optionee first becomes a nonemployee director of the Company. This plan also provides that each option granted to a new director shall vest at the rate of 33 1/3% per year and each annual option shall vest in full at the end of one year. No shares have been issued under the directors' plan.

   Amended Articles of Incorporation

   In March 2000, the board of directors authorized an amendment to the Company's articles of incorporation to increase the authorized stock of the Company to 77,641,436 shares, consisting of 50,000,000 shares of common stock and 27,641,436 shares of preferred stock.

8. Income Taxes

   No provision for income taxes has been recorded due to operating losses with no current tax benefit.

   As of December 31, 1998 and 1999, the Company had federal and state net operating loss carryforwards of approximately $1,100,000 and $9,200,000, respectively. The net operating losses and credit carryforwards will expire at various dates beginning in 2006 through 2019, if not utilized.

   Utilization of the net operating losses may be subject to a substantial annual limitation due to federal and state ownership change limitations. The annual limitation may result in the expiration of net operating losses before utilization.

   Deferred tax assets and liabilities reflect the net tax effects of net operating loss and credit carryforwards and of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows (in thousands):

                                                                 December 31,
                                                                 --------------
                                                                 1998    1999
                                                                 -----  -------
     Deferred tax assets:
       Net operating loss carryforwards......................... $ 550  $ 3,600
       Other individually immaterial items......................    --     (100)
                                                                 -----  -------
     Total deferred tax assets..................................   550    3,500
     Valuation allowance for deferred tax assets................  (550)  (3,500)
                                                                 -----  -------
     Net deferred tax assets.................................... $  --  $    --
                                                                 =====  =======

   The Company has provided a full valuation allowance against the net deferred tax assets at December 31, 1998 and 1999 because the future realization of such assets is uncertain.

9. Related Party Transactions

   In connection with the Series A-2 preferred stock financing, the Company incurred $279,000 of advisory fees from a company controlled by an executive officer of the Company for the period from inception (February 6, 1998) to December 31, 1998.

                              DURECT CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

   (Information at March 31, 2000 and for the three-month periods ended

                  March 31, 1999 and 2000 is unaudited)

10. Subsequent Events (unaudited)

   Initial Public Offering

   In April 2000, the board of directors authorized the Company to file a registration statement with the SEC for an initial public offering of the Company's common stock.

   Arrangements with Alza

   In April 2000, ALZA and the Company amended and restated their development and commercialization agreement by entering into the Second Amended and Restated Development and Commercialization Agreement. These amendments include a reduction in product royalties and upfront payments in certain instances payable to ALZA by the Company under the Agreement. In addition, ALZA's option to distribute the DUROS sufentanil product was amended in geographic scope to cover only the U.S. and Canada instead of worldwide. As consideration for these amendments, ALZA received 1,000,000 shares of the Company's common stock and subject to conditions on exercise, a warrant to purchase 1,000,000 shares of common stock at an exercise price equal to the price at which the Company sells its common stock in its proposed initial public offering.

   The common stock issued to ALZA was valued at $7.00 per share, which was equal to the price of the most recent preferred stock financing. The fair value of the warrants was determined to be $4,576,000, calculated using the Black-Scholes option pricing model, using the following assumptions: stock price of $7.00 per share; no dividends; contractual term of five and a half years; risk-free interest rate of 6%; and expected volatility of 70%. The fair value of the warrants has been recorded as additional paid-in capital and prepaid royalties and will be amortized to royalty expense as associated product sales commence. The value of the warrants will be adjusted to reflect the ultimate exercise price.

   In April 2000, the Company acquired from ALZA the ALZET product and certain assets used primarily in the manufacture, sale and distribution of this product. This acquisition provides the Company with an ongoing business making and selling this product worldwide. The total purchase price consisted of approximately $7.7 million in cash, $1.9 million of which will be paid over twelve months. The acquisition will be accounted for using the purchase method of accounting.

   The acquisition of ALZET will be accounted for as a purchase, with the result of ALZET's operations included in the Company's results of operations from the date of acquisition. The unaudited pro forma information, had the acquisition of ALZET occurred at the beginning of 1998, is as follows (in thousands, except per share amounts, unaudited):

                                                        Year end December 31,
                                                        ----------------------
                                                           1998        1999
                                                        ----------  ----------
       Revenue......................................... $    3,701  $    3,933
       Net loss........................................ $(1,099)    $   (8,869)
       Net loss per common share, basic and diluted.... $    (0.30) $    (1.68)

   The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred had the transaction been completed at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results.

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors
ALZA Corporation

   We have audited the accompanying balance sheets of ALZET(R), a product line of ALZA Corporation, as of December 31, 1998 and 1999, and the related statements of operations and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ALZET(R), a product line of ALZA Corporation, at December 31, 1998 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Palo Alto, California                     /s/ Ernst & Young LLP
May 10, 2000

                                    ALZET(R)
                      (a Product Line of ALZA Corporation)

                                 BALANCE SHEETS

                                                  December 31,
                                              ---------------------  March 31,
                                                 1998       1999       2000
                                              ---------- ---------- -----------
                                                                    (Unaudited)
Assets
Current assets:
  Trade accounts receivable, net of
   allowances of $115,000, $105,000, and
   $105,000 at December 31, 1998 and 1999 and
   March 31, 2000, respectively.............. $  747,000 $  569,000 $  401,000
  Inventories................................  2,349,000  2,901,000  2,765,000
  Deferred tax asset.........................     75,000     93,000     93,000
                                              ---------- ---------- ----------
    Total current assets.....................  3,171,000  3,563,000  3,259,000
Property and equipment, net..................    172,000    179,000    166,000
                                              ---------- ---------- ----------
                                              $3,343,000 $3,742,000 $3,425,000
                                              ========== ========== ==========

Liabilities and division equity
Current liabilities:
  Accounts payable........................... $   10,000 $    6,000 $   19,000
  Accrued liabilities........................    204,000    275,000    263,000
                                              ---------- ---------- ----------
    Total current liabilities................    214,000    281,000    282,000

Commitments

Division equity:
  Net contribution from ALZA Corporation.....  3,129,000  3,461,000  3,143,000
                                              ---------- ---------- ----------
    Total liabilities and division equity.... $3,343,000 $3,742,000 $3,425,000
                                              ========== ========== ==========


        The accompanying notes are an integral part of these statements.

                                    ALZET(R)
                      (a Product Line of ALZA Corporation)

                            STATEMENTS OF OPERATIONS

                                   Years ended December   Three-month periods
                                            31,             ended March 31,
                                   --------------------- ---------------------
                                      1998       1999       1999       2000
                                   ---------- ---------- ---------- ----------
                                                              (Unaudited)
   Net product sales.............. $3,701,000 $3,847,000 $1,012,000 $1,074,000

   Costs and expenses:
     Costs of products sold.......  1,303,000  1,131,000    372,000    562,000
     Selling, general and
      administrative..............  1,259,000  1,112,000    343,000    310,000
     Research and development.....    168,000    347,000     54,000     14,000
                                   ---------- ---------- ---------- ----------
       Total costs and expenses...  2,730,000  2,590,000    769,000    886,000
                                   ---------- ---------- ---------- ----------

   Income before income taxes.....    971,000  1,257,000    243,000    188,000
   Income tax provision...........    388,000    503,000     97,000     75,000
                                   ---------- ---------- ---------- ----------
   Net income..................... $  583,000 $  754,000 $  146,000 $  113,000
                                   ========== ========== ========== ==========


        The accompanying notes are an integral part of these statements.

                                    ALZET(R)
                      (a Product Line of ALZA Corporation)

                            STATEMENTS OF CASH FLOWS

                                  Years ended       Three-month periods ended
                                 December 31,               March 31,
                              --------------------  --------------------------
                                1998       1999         1999          2000
                              ---------  ---------  ------------  ------------
                                                           (Unaudited)
Operating activities:
Net income..................  $ 583,000  $ 754,000  $    146,000  $    113,000
Adjustments to reconcile net
 income to net cash provided
 by (used in) operating
 activities:
  Depreciation..............     42,000     51,000        12,000        13,000
  Net changes in:
    Trade accounts
     receivable, net........   (236,000)   178,000        29,000       168,000
    Inventories.............   (408,000)  (552,000)      (27,000)      136,000
    Deferred tax asset......    (12,000)   (18,000)           --            --
    Accounts payable........    (25,000)    (4,000)        3,000        13,000
    Accrued liabilities.....     49,000     71,000       (48,000)      (12,000)
                              ---------  ---------  ------------  ------------
      Net cash provided by
       (used in) operating
       activities...........     (7,000)   480,000       115,000       431,000
                              ---------  ---------  ------------  ------------
Investing activities:
Capital expenditures........    (82,000)   (58,000)           --            --
                              ---------  ---------  ------------  ------------
Financing activities:
Net financing provided to
 (by) ALZA Corporation......  $ (89,000) $ 422,000  $    115,000  $    431,000
                              =========  =========  ============  ============


        The accompanying notes are an integral part of these statements.

                                   ALZET(R)
                     (a Product Line of ALZA Corporation)

                         NOTES TO FINANCIAL STATEMENTS

                          December 31, 1998 and 1999
                 (Information pertaining to the periods ended
                     March 31, 1999 and 2000 is unaudited)

1. Basis of Presentation and Significant Accounting Policies

   ALZET(R) (the "Business") has operated as a product line of ALZA Corporation ("ALZA" or the "Parent Company") and has had no separate legal status for the periods presented. The accompanying financial statements include the operations of ALZET as part of ALZA (the "financial statements"). The balance sheets include all assets and liabilities directly attributable to the Business, which are derived from historical cost information of ALZA and which are presented at the historical basis of ALZA.

   Cash management for the Business is done by ALZA on a centralized basis and all cash provided by ALZA has been recorded as interest-free financing from ALZA in these financial statements. Accordingly, the balance sheets and statements of cash flows do not reflect any cash or cash equivalents balances or changes in such balances. All cash receipts and disbursements are recorded in the Net Contribution from ALZA Corporation account, and at the end of each year, the net income is credited to this account.

   The statements of operations include all revenue and expenses which are directly allocable to ALZET, as well as charges for shared facilities, functions and services used by the Business. In accordance with Staff Accounting Bulletin No. 55, the amounts charged for these shared costs have been allocated based on either a direct cost pass-through or a percentage allocation based on factors such as sales, square footage, and relative expenditure levels. These charges are believed by management to be based on reasonable assumptions, however they may not necessarily be indicative of the expenses that would have been incurred had the Business operated as a separate unaffiliated entity during these periods.

Nature of Operations

   The ALZET product line includes a line of unique drug delivery technologies used for experimental research in mice, rats and other laboratory animals. ALZA recognizes revenues at the time of product shipment, net of estimates for discounts, and reserves for sales returns and allowances.

Interim Financial Information

   In the opinion of management, the unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. The information as of March 31, 2000 and for the three-month periods ending March 31, 1999 and 2000 is unaudited, but in the opinion of management, includes all adjustments (consisting only of normal recurring adjustments) that are necessary for the fair presentation of the financial position at March 31, 2000 and results of the operations and cash flows of the Business for the periods presented. Results for such interim periods are not necessarily indicative of the results to be expected for the entire year or any future period.

Concentration of Credit Risk

   Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Accounts receivable from two customers represented 11% and 12% of the total balance at December 31, 1998 and no customers represented more than 10% of the total balance at December 31, 1999. Three customers represented 16%, 13%, and 10% of the total balance at March 31, 2000. Generally, ALZA

                                   ALZET(R)
                     (a Product Line of ALZA Corporation)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

does not require collateral or other security to support customer receivables. ALZA performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management's expectations. During fiscal 1998 and 1999 and the three-month period ending March 31, 2000, revenues from one customer represented 11%, 15%, and 17% of total revenues, respectively.

   Net product sales, by geographic area, are as follows:

                                         December 31,
                                     --------------------- March 31,  March 31,
                                        1998       1999       1999       2000
                                     ---------- ---------- ---------- ----------
   USA.............................. $2,325,000 $2,306,000 $  553,000 $  700,000
   Japan............................    373,000    610,000    137,000    184,000
   Other foreign countries..........  1,003,000    931,000    322,000    190,000
                                     ---------- ---------- ---------- ----------
     Total.......................... $3,701,000 $3,847,000 $1,012,000 $1,074,000
                                     ========== ========== ========== ==========

Use of Estimates

   The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates made by management include the calculation of reserves for uncollectible accounts, sales returns and allowances, useful lives of long-lived assets, and the allocation of costs and expenses to the Business.

Stock-Based Compensation

   ALZET employees participate in stock compensation plans provided by ALZA. ALZA accounts for stock option grants and restricted stock grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." ALZA currently grants stock options to ALZET employees for a fixed number of shares with an exercise price equal to the fair value of the underlying ALZA shares at the date of grant, and therefore records no compensation expense.

Property and Equipment

   Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (three to nine years).

Long-Lived Assets

   ALZET routinely evaluates the carrying value of its long-lived assets. The Business records impairment losses on long-lived assets used in operations when events and circumstances indicate that assets may be impaired and the undiscounted cash flows estimated to be generated by the assets are less than the carrying amount of those assets.

Inventories

   Raw materials, work in process and finished goods inventories are stated at the lower of standard cost (which approximates actual costs on a first-in, first-out cost method) or market value.

                                   ALZET(R)
                     (a Product Line of ALZA Corporation)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


Income Taxes

   Since ALZET has operated as a product line of ALZA, its results have not been subject to taxation on a basis comparable to that applicable to an unaffiliated independent company. For financial reporting purposes, an income tax provision is provided. The annual income tax provision is computed on the reported net income before income tax at an effective annual rate of 40%, which would be applicable to a company operating on a stand-alone basis.

Advertising Costs

   Advertising costs are expensed in the period in which they are incurred. Advertising expenses for 1998 and 1999 and the three months ended March 31, 2000 were $480,000, $388,000, and $99,000, respectively.

Comprehensive Income

   The Business has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), which establishes standards for reporting comprehensive income and its components in the financial statements. The Business has had no transactions that are required to be included in other comprehensive income, therefore comprehensive income equals net income.

Segment Information

   ALZET has organized its operations into a single operating segment--the manufacture and distribution of drug delivery technologies to the veterinary sciences and laboratory testing industry.

Recent Accounting Pronouncements

   In December 1999, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. ALZET believes that its current revenue recognition policies comply with SAB 101.

2. Inventories

   Inventories consist of the following:

                                                    December 31,
                                                --------------------- March 31,
                                                   1998       1999       2000
                                                ---------- ---------- ----------
   Raw materials............................... $  181,000 $  142,000 $  139,000
   Work in process.............................    779,000    191,000    235,000
   Finished goods..............................  1,389,000  2,568,000  2,391,000
                                                ---------- ---------- ----------
     Total inventories......................... $2,349,000 $2,901,000 $2,765,000
                                                ========== ========== ==========

                                   ALZET(R)
                     (a Product Line of ALZA Corporation)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


3. Property and Equipment

   Property and equipment are as follows:

                                                       December 31,
                                                     -----------------  March
                                                       1998     1999   31, 2000
                                                     -------- -------- --------
   Furniture and equipment.......................... $366,000 $424,000 $424,000
   Tools and dies...................................   43,000   43,000   43,000
   Other............................................    4,000    4,000    4,000
                                                     -------- -------- --------
     Total property and equipment...................  413,000  471,000  471,000
   Less accumulated depreciation....................  241,000  292,000  305,000
                                                     -------- -------- --------
   Property and equipment, net...................... $172,000 $179,000 $166,000
                                                     ======== ======== ========

4. Accrued Liabilities

   Accrued liabilities consist of the following:

                                                       December 31,
                                                     -----------------  March
                                                       1998     1999   31, 2000
                                                     -------- -------- --------
   Accrued compensation............................. $202,000 $275,000 $230,000
   Other............................................    2,000       --   33,000
                                                     -------- -------- --------
     Total accrued liabilities...................... $204,000 $275,000 $263,000
                                                     ======== ======== ========

5. Transactions with ALZA Corporation

   The Net Contribution from ALZA Corporation included in the balance sheet represents a net balance as a result of the various transactions between ALZET and the Parent Company. There are no terms of settlement or interest charges associated with the account balance. The balance is primarily the result of ALZET's participation in ALZA's central cash management program, wherein all of ALZET's cash receipts are retained by ALZA and all cash disbursements are funded by ALZA.

   Net financing provided to ALZA in fiscal 1998 and 1999 and during the three months ended March 31, 1999 and March 31, 2000, was approximately $(89,000), $422,000, $115,000 and $431,000, respectively. The average balance due to ALZA during fiscal 1998 and 1999 and the three months ended March 31, 2000 was approximately $2,794,000, $3,250,000, and $3,302,000, respectively.

6. Employee Compensation and Benefit Programs

Bonuses and Awards

   ALZET employees participate in the ALZA companywide bonus program under which substantially all regular employees are eligible to receive a bonus. The annual bonus pool, if any, is determined by ALZA's board of directors, at its discretion, based on ALZA's performance during the year. Bonus expenses under this program, allocated to ALZET, for 1998 and 1999 were $41,000 and $35,000, respectively. No such amounts were allocated for the three-month periods ended March 31, 1999 and March 31, 2000. For financial reporting purposes, amounts allocated to ALZET are based upon specific ALZET employees who participate in the bonus program.

                                   ALZET(R)
                     (a Product Line of ALZA Corporation)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


Defined Contribution Plan

   ALZET employees participate in the ALZA company-funded, defined contribution retirement plan for substantially all ALZA employees. This plan provides for an annual basic contribution and allows for additional discretionary contributions on a year-by-year basis. Such contributions are allocated to participants based on the participants' salaries and ages. For 1998 and 1999 and the three-month periods ended March 31, 1999 and March 31, 2000, the total expense allocated to ALZET for such contributions to this plan was $24,000, $61,000, $5,000 and $10,000, respectively. For financial reporting purposes, the contributions to the defined contribution plan allocated to ALZET are based upon specific ALZET employees who participate in the plan.

Employee Savings Plan

   ALZET employees participate in the ALZA employee savings plan, which permits participants to make contributions by salary reductions pursuant to section 401(k) of the Internal Revenue Code. ALZA makes small contributions and matches contributions up to a specified amount per participant. In 1998 and 1999 and the three-month periods ended March 31, 1999 and March 31, 2000, ALZET's allocated contributions to the plan were $12,000, $21,000, $5,000 and $6,000, respectively. For financial reporting purposes, the contributions to the defined contribution plan allocated to ALZET are based upon specific ALZET employees who participate in the plan.

Stock Plan

   ALZET employees participate in the ALZA stock plan, whereby incentive stock options to purchase shares of ALZA common stock at not less than the fair market value of the stock at the date of the grant may be granted to employees; nonstatutory stock options to purchase shares of ALZA common stock at not less than 85% of the fair market value of the stock at the date of grant may be granted to employees, directors and consultants; and restricted stock may be issued. Options typically vest one to three years from date of grant and generally expire ten years after the date of grant. To date, all options granted have had exercise prices equal to the fair market value of common stock on the date of grant.

   A summary of ALZA's stock option activity (specific to ALZET employees), and related information for 1998 and 1999 follows:

                                1998               1999               2000
                          ------------------ ------------------ -----------------
                                   Weighted-          Weighted-         Weighted-
                                    Average            Average           Average
                                   Exercise           Exercise          Exercise
                          Options    Price   Options    Price   Options   Price
                          -------  --------- -------  --------- ------- ---------
Options outstanding--
 beginning of year......   9,410    $26.38   11,035    $37.83   15,805   $36.47
Options granted.........   6,380    $46.69    6,830    $33.31       50   $38.63
Options exercised.......  (4,755)   $27.06   (2,060)   $33.31       --       --
                          ------             ------             ------
Options outstanding--end
 of year................  11,035    $37.83   15,805    $36.47   15,855   $36.47
                          ======             ======             ======
Options exercisable--end
 of year................   3,265    $25.55    5,615    $36.74    5,615   $36.74
Weighted-average fair
 value of options
 granted................            $10.75             $ 8.32            $ 8.34

                                       Options Outstanding                  Options Exercisable
                          --------------------------------------------- ----------------------------
                                                              Weighted-                    Weighted-
                          Number Outstanding Weighted-Average  Average  Number Exercisable  Average
                          as of December 31,    Remaining     Exercise  as of December 31, Exercise
Range of Exercise Prices         1999        Contractual Life   Price          1999          Price
------------------------  ------------------ ---------------- --------- ------------------ ---------
 $21.75-$29.88..........         6,360             8.26        $27.68         2,650         $25.62
 $36.03-$46.69..........         9,445             8.75        $42.38         2,965         $46.69
                                ------             ----        ------         -----         ------
 $21.75-$46.69..........        15,805             8.55        $36.46         5,615         $36.74
                                ======             ====        ======         =====         ======

                                   ALZET(R)
                     (a Product Line of ALZA Corporation)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


   Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), prescribes a fair value method of accounting for employee stock options. SFAS 123 gives companies a choice of recognizing related compensation expense by adopting the new fair value method or continuing to measure compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). ALZET has elected to follow APB 25 in accounting for the ALZA employee stock options and employee stock purchase plan (discussed below).

   Had compensation expense for the stock options and shares issued under the stock purchase plans been determined using the fair value method in accordance with SFAS 123, ALZET's pro forma net income would have been as follows:

                                                                 December 31,
                                                               -----------------
                                                                 1998     1999
                                                               -------- --------
   Net income:
     As reported.............................................. $583,000 $754,000
     Pro forma................................................ $529,000 $699,000

   Pro forma compensation expense is allocated to ALZET based upon stock option awards to specific ALZET employees. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                                December 31,
                                                             -------------------
                                                               1998      1999
                                                             --------- ---------
   Risk-free interest rate.................................. 5.5%-6.2% 5.0%-6.3%
   Expected dividend yield..................................    0%        0%
   Expected volatility......................................    30%       31%
   Expected life (in years)................................. 2.25-3.8  2.32-4.36

   Changes in the assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of ALZET's participation in the ALZA employee stock options or shares issued under the ALZA employee stock purchase plans. The assumptions are based on ALZA's underlying volatility and other performance characteristics and are not necessarily indicative of the performance of ALZET on a stand-alone basis.

Employee Stock Purchase Plan

   ALZET employees participate in the ALZA employee stock purchase plan in which essentially all ALZA employees may participate and purchase stock at 85% of its fair market value at certain specified dates. Employee contributions are limited to 15% of compensation. In 1998 and 1999 and during the three-month periods ended March 31, 1999 and March 31, 2000, total shares of ALZA common stock purchased by the ALZET participants under the terms of the plan were 1,060 shares, 981 shares, 502 shares and 483 shares, respectively. Since adoption of the plan in 1984, 2,100,000 shares have been issued under the plan for all of ALZA's employees. The fair value of the employees' purchase rights was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions for 1998 and 1999: risk free interest rates of 5.2% and 5.3%, respectively; dividend yields of zero; an expected volatility factor of the market price of ALZA's common stock of 33% and 39%, respectively; and an expected life of six months. The weighted-average fair value for rights issued to ALZET employees under the ALZA employee stock purchase plan for 1998 and 1999 was $8.94 and $11.84, respectively.

                                   ALZET(R)
                     (a Product Line of ALZA Corporation)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


7. Income Taxes

   ALZET's results have historically been reported in the ALZA tax returns because it was not a separate entity. The tax provisions reflected below reflect the taxes attributable to the separate results of ALZET, and are generally the same as if ALZET had been a separate, stand-alone taxpayer.

   ALZET had deferred tax assets of approximately $75,000 and $93,000 at December 31, 1998 and 1999, respectively. These amounts consist primarily of inventory differences between book accounting and tax accounting.

   Significant components of the provision for income taxes are as follows:

                                                               December 31,
                                                             ------------------
                                                               1998      1999
                                                             --------  --------
   Current:
     Federal................................................ $340,000  $443,000
     State..................................................   60,000    78,000
                                                             --------  --------
                                                              400,000   521,000
   Deferred (benefit):
     Federal................................................  (10,000)  (15,000)
     State..................................................   (2,000)   (3,000)
                                                             --------  --------
                                                              (12,000)  (18,000)
                                                             --------  --------
       Total provision for income taxes..................... $388,000  $503,000
                                                             ========  ========

   The effective tax rate of 40% in all the years is different from the federal statutory rate of 34% because of state income taxes.

8. Commitments

   The Business leases its research and manufacturing facility under a noncancelable lease agreement expiring March 31, 2001 with a third-party, and has been accounted for as an operating lease. The Business has the option to extend the term of the lease for a period of 12 months.

   Future minimum payments under the lease agreement are as follows as of December 31:

   2000................................................................. $50,000
   2001.................................................................  12,000
                                                                         -------
                                                                         $62,000
                                                                         =======

   Rent expense charged to operations for the operating lease during the years ended December 31, 1998 and 1999 and the three-month periods ended March 31, 1999 and March 31, 2000 was $46,000, $47,000, $12,000 and $12,000,
respectively.

9. Subsequent Events

   On April 14, 2000, ALZA entered into a Product Acquisition Agreement to sell the ALZET product line to DURECT Corporation, a company which is developing pharmaceutical systems for the treatment of chronic diseases and conditions. The terms of the agreement provide for DURECT Corporation to pay cash to ALZA in the aggregate amount of approximately $7.7 million. In addition, DURECT Corporation and ALZA executed a General Support Services Agreement, where ALZA will provide defined services in a transition period, and a Coating Services Agreement having a duration of up to three years.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee and the Nasdaq National Market listing fee.

                                                                       Amount
                                                                     to be Paid
                                                                     ----------
   SEC registration fee............................................. $   30,600
   NASD filing fee..................................................     12,000
   Nasdaq National Market listing fee...............................     95,000
   Printing and engraving expenses..................................    200,000
   Legal fees and expenses..........................................    400,000
   Accounting fees and expenses.....................................    400,000
   Blue Sky qualification fees and expenses.........................     10,000
   Transfer Agent and Registrar fees................................      2,000
   Miscellaneous fees and expenses..................................     50,400
     Total.......................................................... $1,200,000

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law (the "Delaware Law") authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VII of the Company's Certificate of Incorporation (Exhibit 3.2 hereto) and Article VI of the Company's Bylaws (Exhibit 3.3 hereto) provide for indemnification of the Company's directors, officers, employees and other agents to the maximum extent permitted by Delaware Law. In addition, the Company has entered into Indemnification Agreements (Exhibit 10.1 hereto) with its officers and directors. The Underwriting Agreement (Exhibit 1.1) also provides for cross-indemnification among the Company and the Underwriters with respect to certain matters, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

   (a) Since inception, we have sold and issued the following unregistered securities:

   (1) From inception to May 31, 2000, we issued options to purchase an aggregate of 1,738,500 shares of common stock under the 1998 stock plan at exercise prices of $0.10 to $0.35 per share, of which options to purchase 1,302,750 shares have been exercised.

   (2) From inception to May 31, 2000, we issued options to purchase an aggregate of 859,450 shares of common stock under our 2000 stock option plan at exercise prices of $0.35 to $6.00 per share, of which options to purchase 525,300 shares have been exercised.

   (3) On June 19, 1998, we issued and sold 5,600,000 shares of Series A-1 preferred stock to ALZA Corporation, a principal stockholder of DURECT, in consideration of the executed and delivered
       Commercialization and Development Agreement with ALZA.

   (4) On June 19, 1998, we issued and sold 5,636,000 shares of Series A-2 preferred stock to 43 private investors at a price of $1.00 per share for a total price of $5,636,000.

   (5) On December 18, 1998, we sold 3,005,867 shares of our Series A-2 preferred stock to 43 private investors at a price of $1.25 per share for a total price of $3,757,334.

   (6) On July 19, 1999, we sold 9,364,341 shares of our Series B preferred stock to 56 private investors at a price of $2.15 per share for a total price of $20,133,333.

   (7) On October 1, 1999, we sold 325,023 shares of our Series B-1 preferred stock to IntraEAR in consideration of the executed and delivered Asset Purchase Agreement.

   (8) On December 31, 1999, in connection with a loan, we issued a warrant to Silicon Valley Bank to purchase 31,395 shares of our Series B-1 preferred stock.

   (9) On March 28, 2000, we sold 3,571,429 shares of our Series C preferred stock to 12 private investors at a price of $7.00 per share for a total purchase price of $25,000,003.

  (10) On April 14, 2000, in connection with an amendment to our development and commercialization agreement, we issued to ALZA Corporation 1,000,000 shares of our common stock and a warrant to purchase 1,000,000 shares of our common stock.

There were no underwriters employed in connection with any of the transactions set forth in Item 15.

   For additional information concerning these equity investment transactions, please see the section entitled "Certain Transactions" in the prospectus.

   The issuances described in Items 15(a)(3) thru 15(a)(10) were deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. Certain issuances described in Items 15(a)(1) and 15(a)(2) were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits

   Number Description
   ------ -----------
    +1.1  Form of Underwriting Agreement.

    +3.1  Amended and Restated Certificate of Incorporation of the Company.

    +3.2  Amendment to Amended and Restated Certificate of Incorporation of the
          Company.

    +3.3  Amended and Restated Certificate of Incorporation of the Company
          (proposed).

    +3.4  Amended and Restated Bylaws of the Company.

    +3.5  Amended and Restated Bylaws of the Company (proposed).

    +3.6  Certificate of Designation of Rights, Preferences and Privileges of
          Series B-1 Preferred Stock.

    +3.7  Certificate of Designation of Rights, Preferences and Privileges of
          Series C Preferred Stock.

     4.1  Specimen Stock Certificate.

    +4.2  Second Amended and Restated Investors' Rights Agreement.

    +5.1 Form of Opinion of Venture Law Group regarding the legality of the common stock being registered.

   +10.1 Form of Indemnification Agreement between the Company and each of its Officers and Directors.

   +10.2  1998 Stock Option Plan.

   +10.3  2000 Stock Plan.

   +10.4  2000 Employee Stock Purchase Plan.

   +10.5  2000 Directors' Stock Option Plan.

    Number  Description
    ------  -----------
   +10.6**  Second Amended and Restated Development and Commercialization
            Agreement between the Company and ALZA Corporation effective April
            28, 1999.

   +10.7**  Product Acquisition Agreement between the Company and ALZA
            Corporation dated as of April 14, 2000.

   +10.8    Amended and Restated Loan and Security Agreement between the
            Company and Silicon Valley Bank dated as of October 28, 1998.

   +10.9**  Manufacturing and Supply Agreement between Neuro-Biometrix, Inc.
            and Novel Biomedical, Inc. dated as of November 24, 1997.

   +10.10** Master Services Agreement between the Company and Quintiles, Inc.
            dated as of November 1, 1999.

   +10.11   Modified Net Single Tenant Lease Agreement between the Company and
            DeAnza Enterprises, Ltd. dated as of February 18, 1999.

   +10.12 Sublease Amendment between the Company and Ciena Corporation dated as of November 29, 1999 and Sublease Agreement between Company and
            Lightera Networks, Inc. dated as of March 10, 1999.

   +10.13** Project Proposal between the Company and Chesapeake Biological
            Laboratories, Inc. dated as of October 11, 1999.

   +10.14   Employment Agreement with James E. Brown.

   +10.15   Employment Agreement with Felix Theeuwes.

   +10.16   Employment Agreement with Thomas A. Schreck.

   +10.17   Common Stock Purchase Agreement between the Company and ALZA
            Corporation dated April 14, 2000.

   +10.18   Warrant issued to ALZA Corporation dated April 14, 2000.

   +10.19 Amended and Restated Market Stand-off Agreement between the Company and ALZA Corporation dated as of April 14, 2000.

    10.20** Asset Purchase Agreement between the Company and IntraEAR, Inc.
            dated as of September 24, 1999.

   +10.21   Warrant issued to Silicon Valley Bank dated December 16, 1999.

    10.22   Amendment to Second Amended and Restated Investors' Rights
            Agreement dated as of April 14, 2000.

    23.1    Consent of Ernst & Young LLP, Independent Auditors.

   +23.2    Consent of Attorneys (included in Exhibit 5.1).

   +24.1    Power of Attorney (see II-5).

   +27.1    Financial Data Schedule.

--------

** Material has been omitted pursuant to a request for confidential treatment and such material has been filed separately with the SEC.

+  Previously Filed.

   (b) Financial Statement Schedules

   Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Palo Alto, State of California on June 16, 2000.

                                          Durect Corporation

                                                    /s/ James E. Brown
                                          By: _________________________________
                                                       James E. Brown
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


              Signature                          Title                   Date
              ---------                          -----                   ----

         /s/ James E. Brown            President, Chief Executive    June 16, 2000
______________________________________  Officer and Director
            James E. Brown

                  *                    Chairman, Chief Scientific    June 16, 2000
______________________________________  Officer
            Felix Theeuwes

                  *                    Chief Financial Officer,      June 16, 2000
______________________________________  Director
          Thomas A. Schreck

                  *                    Director                      June 16, 2000
______________________________________
           James R. Butler

                  *                    Director                      June 16, 2000
______________________________________
            Douglas A. Lee

                  *                    Director                      June 16, 2000
______________________________________
          Albert L. Zesiger

                  *                    Director                      June 16, 2000
______________________________________
         Matthew V. McPherron

                  *                    Director                      June 16, 2000
______________________________________
            John L. Doyle

          /s/ James E. Brown
*By: _________________________________
          By James E. Brown
           Attorney-in-fact

                                 EXHIBIT INDEX

    Number  Description
    ------  -----------
    +1.1    Form of Underwriting Agreement.

    +3.1    Amended and Restated Certificate of Incorporation of the Company.

    +3.2 Amendment to Amended and Restated Certificate of Incorporation of the Company.

    +3.3    Amended and Restated Certificate of Incorporation of the Company
            (proposed).

    +3.4    Amended and Restated Bylaws of the Company.

    +3.5    Amended and Restated Bylaws of the Company (proposed).

    +3.6    Certificate of Designation of Rights, Preferences and Privileges of
            Series B-1 Preferred Stock.

    +3.7    Certificate of Designation of Rights, Preferences and Privileges of
            Series C Preferred Stock.

     4.1    Specimen Stock Certificate.

    +4.2    Second Amended and Restated Investors' Rights Agreement.

    +5.1 Form of Opinion of Venture Law Group regarding the legality of the common stock being registered.

   +10.1 Form of Indemnification Agreement between the Company and each of its Officers and Directors.

   +10.2    1998 Stock Option Plan.

   +10.3    2000 Stock Plan.

   +10.4    2000 Employee Stock Purchase Plan.

   +10.5    2000 Directors' Stock Option Plan.

   +10.6**  Second Amended and Restated Development and Commercialization
            Agreement between the Company and ALZA Corporation effective April
            28, 1999.

   +10.7**  Product Acquisition Agreement between the Company and ALZA
            Corporation dated as of April 14, 2000.

   +10.8    Amended and Restated Loan and Security Agreement between the
            Company and Silicon Valley Bank dated as of October 28, 1998.

   +10.9**  Manufacturing and Supply Agreement between Neuro-Biometrix, Inc.
            and Novel Biomedical, Inc. dated as of November 24, 1997.

   +10.10** Master Services Agreement between the Company and Quintiles, Inc.
            dated as of November 1, 1999.

   +10.11   Modified Net Single Tenant Lease Agreement between the Company and
            DeAnza Enterprises, Ltd. dated as of February 18, 1999.

   +10.12 Sublease Amendment between the Company and Ciena Corporation dated as of November 29, 1999 and Sublease Agreement between Company and
            Lightera Networks, Inc. dated as of March 10, 1999.

   +10.13** Project Proposal between the Company and Chesapeake Biological
            Laboratories, Inc. dated as of October 11, 1999.

   +10.14   Employment Agreement with James E. Brown.

    Number  Description
    ------  -----------
   +10.15   Employment Agreement with Felix Theeuwes.

   +10.16   Employment Agreement with Thomas A. Schreck.

   +10.17   Common Stock Purchase Agreement between the Company and ALZA
            Corporation dated April 14, 2000.

   +10.18   Warrant issued to ALZA Corporation dated April 14, 2000.

   +10.19 Amended and Restated Market Stand-off Agreement between the Company and ALZA Corporation dated as of April 14, 2000.

    10.20** Asset Purchase Agreement between the Company and IntraEAR, Inc.
            dated as of September 24, 1999.

   +10.21   Warrant issued to Silicon Valley Bank dated December 16, 1999.

    10.22   Amendment to Second Amended and Restated Investors' Rights
            Agreement dated as of April 14, 2000.

    23.1    Consent of Ernst & Young LLP, Independent Auditors.

   +23.2    Consent of Attorneys (included in Exhibit 5.1).

   +24.1    Power of Attorney (see II-5).

   +27.1    Financial Data Schedule.

--------

** Material has been omitted pursuant to a request for confidential treatment, and such material has been filed separately with the SEC.

+  Previously Filed.